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REGISTRANT'S NAME AMP Limited

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Sydney NSW 2000
Australia

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APR 16 2003
THOMSON FINANCIAL

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DATE : 4/9/03

AMP

Shareholder Report

Annual Review 2002

www.ampgroup.com/
results

2002 financial summary

2002 was a difficult and disappointing year. We recorded a loss of A$896 million.

The result includes a write-down of A$1,227 million on some of AMP's businesses. The majority of the write-down was related to intangible assets on businesses in UK Financial Services and the former AMP International.

Net profit
after tax attributable
to shareholders
A$m



1,200
800
400
0
(400)
(800)
(1,200)
A$1,027m
A$1,152m
A$690m
(A$424m)
(A$896m)
1998
1999
2000
2001
2002

Breakdown of 2002 financial result
A$m



1,200
0
(1,200)
Sale of
non-core
businesses A$234m
Write-down
A$1,227m
Net profit
after tax before
other items
A$495m
Restructuring costs
A$344m
Goodwill
A$54m
Net loss after
tax and other
items (A$896m)

Why a write-down?
Tough world equity markets and changes in AMP's strategy led to a review of the book value of AMP's businesses. This revaluation resulted in a reduction of the book value, or write-down, of specific AMP assets.

Dividend

Reduced dividend reflects impact of the fall in our sustainable earnings.

Final 2002 dividend of A$0.20 per share took the total dividend for the year to A$0.46.

Dividend
A$ per share



0.60
0.50
0.40
0.30
0.20
0.10
0
A$0.18*
A$0.41
A$0.47
A$0.51
A$0.46
1998
1999
2000
2001
2002

*AMP listed on 15 June 1998 thus only second-half dividend paid in 1998

Navigating the report

For more information, go online
For more information about a specific topic in this report, refer to the yellow mouse symbol pictured at the top of each page. Next to each symbol is a web address (or url) to part of AMP's corporate website with more detailed information and analysis.

www.ampgroup.com
AMP's corporate website provides a wealth of information about AMP's businesses, Board and senior management team, community involvement and commitment to the environment, along with the company's announcements and financial presentations and reports.

Contents of this report

Online Shareholder Report
The AMP Shareholder Report is available online. Electing to receive the online report delivers cost and environmental savings. Contact AMP's Securities Registry if you want to receive next year's Shareholder Report online. Contact details are on the inside back cover.

Market context

AMP's 2002 results were heavily impacted by falls in world equity markets. This affected our earnings by:

- ▷ Lowering our investment income on shareholder capital
- ▷ Lowering the fees and commissions earned on the assets we have under management
- ▷ Reducing the value of the assets we have backing our life funds, particularly in the UK
- ▷ Reducing customers' willingness to invest

Global equity indices
31 December 2001 to 31 December 2002



110
100
90
80
70
60
DEC 01
JAN 02
FEB 02
MAR 02
APR 02
MAY 02
JUN 02
JUL 02
AUG 02
SEP 02
OCT 02
NOV 02
DEC 02
ASX 200 down 12%
FTSE 100 down 24%
MSCI World down 25%
S&P 500 down 23%

Where we must improve

Action is underway to improve AMP's financial performance and refocus its strategic direction.

Key financials we must improve	2002	2001
Net profit (loss) after tax	**(A$896m)**	A$690m
Return on equity (underlying)	**9.2%**	13.1%
Earnings per share (underlying)	**A$0.78**	A$1.08

What we are doing to refocus the business

- ▷ Scaling back over-ambitious international growth strategy in difficult markets
- ▷ Tightly managing UK business and communicating our position clearly
- ▷ Focusing on core business
- ▷ Offering better advice and better products to customers

Where we are making progress

AMP drove down costs, focused on core business and reinforced its financial strength through a capital raising.

- ▷ Reduced AMP Group's controllable costs 11% on a like for like basis and held cost to income ratios across the business relatively steady
- ▷ Sold non-core businesses Cogent, Henderson Private Asset Management and AMP Banking credit card portfolio to realise profit of A$234 million
- ▷ Resilient performances by Australian Financial Services and Henderson Global Investors highlight their underlying strength
- ▷ Successfully raised A$1.15 billion through AMP Reset Preferred Securities offer

Cost to income ratios
AMP Group and business units
%



100
80
60
40
20
0
1999
2000
2001
2002
AMP Group 62%
Australian Financial Services 44%
Henderson Global Investors 69%
UK Financial Services 64%

Chairman's report



"As a fellow shareholder, I am committed to representing shareholders' interests to the best of my abilities and to be honest with you."

Peter Willcox
Chairman

2002 was a very tough and disappointing year for AMP and its shareholders.

Regardless of how well equipped we might have been, the fallout from world equity markets would have still made 2002 an extremely difficult year. However, some of our problems were self-created, as we were not as well prepared for the storm as we could have been.

In his report, Chief Executive Officer Andrew Mohl reviews the events of the year, the lessons we have learned and the actions that he and his new senior management team are taking to improve AMP's performance.

For my part, as AMP's new Chairman, I am going to tell you what actions the Board is taking in response to the events of the past year. Some of these actions are radical, but I believe that only decisive action will restore the confidence in AMP that is justified by the strength of its assets and people.

As your Chairman, and as a fellow shareholder, I am committed to representing shareholders' interests to the best of my abilities and to be honest with you.

Strengthening the management team

Significant changes to AMP's Board and senior management team have occurred during the past six months aimed at turning around the company's performance.

In October 2002, the Board appointed new Managing Director and Chief Executive Officer Andrew Mohl to lead AMP. Andrew was chosen because of his outstanding professional achievements and, of equal importance, because of his personal integrity and forthrightness. Andrew will tell it as it is, both to the Board and to you.

Andrew has established a new senior management team that reflects his values, and embarked on new strategies that recognise the realities of the company's strengths and weaknesses. It will take time for the changes that he has made to work, and you should not expect that it will all be smooth sailing.

The Board completely supports Andrew, and we will be patient while the revolution he is leading unfolds.

I would like to note that the Board has agreed an employment contract with Andrew that is designed to make sure his reward is greater if he succeeds than if he fails. Shareholders will be asked to approve aspects of this contract at our 2003 Annual General Meeting.

Renewing AMP's Board

Once AMP's new senior management team was established and had begun implementing strategic reforms to the business, AMP's Directors decided it was also time for change at the Board level.

Following extensive discussion, the Directors concluded that only the creation of a new Board would offer the opportunity for different outcomes in AMP's future.

Consequently, a Board restructure aimed at having a substantial majority of new and recently appointed Directors was announced. The changes are – and will be – quite radical, however, I believe they are necessary to help the CEO and senior management team turn AMP around.

The new Board will be constructed in stages to provide an orderly transition.

In February, the Chairman stepped down and I, as Chairman-elect, replaced him. Patricia Cross retired at the same time. Sir Malcolm Bates, Paul Mazoudier and Ian Renard will retire during the next six months.

This will result in a Board of five Directors, all of whom will stand for election or re-election at the 2003 Annual General Meeting, including:

Three non-executive Directors:

- myself as Chairman. I joined the Board in September 2002 and was appointed Chairman-elect in December last year
- Lord Killearn, who chairs the Board Finance Committee and Henderson Global Investors
- Richard Grellman, who chairs the Board Audit and Compliance Committee.

Two executive Directors:

- Andrew Mohl, AMP's Chief Executive Officer, who joined the Board in October 2002
- Roger Yates, Henderson Global Investors Managing Director, was appointed to the Board in December 2002.

My aim now is to attract new Directors to add to this Board who have deep business experience and open and challenging minds to bring vigorous debate to our decision-making.

As Derek Higgs said in January 2003 in his report to the UK Government on the role and effectiveness of non-executive directors: 'Effective Boards depend as much on behaviours and relationships as on procedures and structures'.

Where we do business


London
Sydney
Wellington

◇ Australian Financial Services
□ Henderson Global Investors
○ UK Life Services and UK Contemporary Financial Services
✫ Towry Law
△ AMP Sanmar

We have already identified a number of well-qualified candidates with the experience and values we seek, and we hope to announce the appointment of two to three new non-executive Directors during the next six months.

In summary, action is underway to create a new Board that will be better able to meet the company's challenges.

Implementing better Board practices

We are also making a number of changes to current Board practices to address the concerns of our shareholders and customers.

A new long-term equity programme for Directors is being designed to replace the current cash-based retirement allowances for non-executive Directors.

In addition, non-executive Directors remaining on the Board after nine years will be subject to annual re-election by shareholders.

We hope this will result in a continued renewal of the Board in future.

We are also implementing a programme to give new Directors a clear understanding of the fundamentals of AMP's business, markets and customers in each geographic region.

A rigorous performance appraisal system will be introduced to appraise Board performance, along with the performance of individual Directors. I will propose, and I am sure the Board members will agree, that the appraisal of the performance of the Chairman will be a priority in this process. This new system will be designed to provide early warning of any future need for changes to the Board.

Realising AMP's potential

Both AMP's Board and senior management team have undergone radical change, and we are determined that both will place a priority on the interests of our owners and customers.

While these changes will not guarantee a rapid recovery, they are the necessary first steps to improve AMP's long-term performance.

On behalf of the Board, I would like to thank AMP's employees and business partners, the company's senior management team and my fellow Directors for their hard work and determination during very turbulent times.

We have great faith in the fundamental strength of AMP and are determined that the potential of this company is fully realised in the future.

Peter Willcox
Chairman

2002 in review

Poor performance of UK Financial Services

Board changes including new Chairman-elect

CEO and senior management changes

Successful capital raising through Reset Preferred Securities offer

Strategic review of AMP and subsequent restructuring

Substantial balance sheet write-downs

Weakened share price

Chief Executive Officer's report



"I am a big believer in the inherent potential of AMP. I am confident we have the right team and the right approach to turn this company around."

Andrew Mohl
Chief Executive Officer

Restoring confidence in AMP
2002 was a tumultuous year for AMP – one that must not be repeated.

Our greatest disappointment is that we reported the company's biggest loss of A$896 million.

The loss has come about for two distinct reasons.

First, we are managing a business that is highly sensitive to world equity markets in what is now the longest market downturn since 1972.

Second, we were pursuing an unrealistically ambitious growth strategy centred on UK Financial Services at a time when we should have been more measured in our approach and more conscious of our capabilities in what is one of the most challenging markets in the world.

I talk more about both of these issues later in this report.

I inherited a host of challenges when I was given the honour of leading AMP as Chief Executive Officer in October 2002.

One of the biggest challenges is to restore confidence in the company.

I realise that this will take time. Confidence can only be achieved through actions and results – not words – and we have got a long way to go. I outline later in this report the actions we are taking to improve both confidence levels and shareholder returns in the long term.

A key part of my job in restoring faith in AMP again is to 'tell it like it is'. This means open, honest and regular communication with shareholders and everyone who has an interest in the business. At times, when we have bad news to tell, this can appear to be self-defeating in the short term.

But I am committed to telling the good news and the bad in the clearest and simplest way. That is what I have attempted to do in this report.

2002 financial performance
Before I discuss the financial result in detail, it is important to emphasise that AMP continues to be a strong company. We have total shareholder capital resources of A$13 billion, along with conservative gearing.

We successfully raised A$1.15 billion through our Reset Preferred Securities offer last year. The funds are being used to reduce short-term debt, increase capital resources and generally reinforce the company's financial strength.

Despite our strength, we delivered a disappointing result as a consequence of write-downs and restructuring costs that had to be made to refocus the business.

These costs, totalling A$1,571 million after tax, contributed to our bottom line loss of A$896 million for 2002. Before these items, asset sales and goodwill amortisation, our net operating profit was A$495 million.

A write-down of A$1,227 million was the result of a review we conducted of all our businesses. The book value of a number of the businesses was adjusted to reflect current market conditions. These businesses were acquired or built in recent years when market conditions were much better.

Restructuring costs of A$344 million after tax also contributed to the loss. Costs included redundancy payments, write-offs of capitalised expenditure and other product-related closures.

The loss, along with weak markets, lowered our underlying earnings per share to A$0.78 from A$1.08 in 2001. Underlying return on equity was 9.2% compared to 13.1% in 2001.

AMP's dividend policy is to provide shareholders with a steady or rising stream of dividends in line with our long-term sustainable earnings. Our 2002 total dividend reflects the lower level of our underlying earnings.

A final dividend of A$0.20 was declared, taking the total dividend for the year to A$0.46 compared to A$0.51 in 2001. We believe this dividend is financially prudent given the 2002 result.

Business unit performances
Depressed investment markets reduced operating margins across the business. Australian Financial Services and Henderson Global Investors showed resilience, achieving sound operating margins in tough markets. Both businesses lowered their costs and took action to protect their profitability going forward. Fundamentally, they are strong businesses that have the potential to improve returns to shareholders.

UK Financial Services, however, is an asset that is under-performing. Its operating margins, along with sales, were hit hard in 2002. We continue to take action to protect shareholder capital and manage our regulatory capital. I talk more about the UK situation later in this report.

No excuses
I know that many people are asking how we got to this point. There are a number of reasons, but no excuses.

AMP's five-point reform plan

1. **Address** low return channel and product lines
2. **Focus** short-term growth ambitions on core businesses
3. **Increase** transparency and quality of disclosure
4. **Tackle** embedded behaviours
5. **Role** modelling leadership

As I mentioned earlier, AMP is highly sensitive to world equity markets.

Weak markets, particularly the UK stock market which has fallen by more than 40% in the past three years, have impacted our earnings in four major ways. They have:

- lowered our investment income on shareholder capital
- lowered the fees and commissions earned on the assets we have under management
- reduced the value of the assets we have backing our life funds, particularly in the UK
- reduced customers' willingness to invest.

Our UK Financial Services business was also the source of many of our problems in 2002. Substantial, continued falls in the UK stock market (as measured by its index, the FTSE) exposed a number of underlying problems with our UK operation – and many other traditional UK life insurance companies.

We have been running an old-style, capital-intensive business that offers products with guaranteed returns to policyholders. However, the business was not making enough money in its own right to sustain these returns.

Instead, like many UK insurance companies, it relied on assets built up in its funds over time, particularly during boom equity markets, to pay the difference.

The drastic and prolonged fall in the UK stock market has exposed the problems with this business approach.

The UK market also put pressure on the ability of our UK Pearl with-profits fund to meet minimum regulatory capital requirements. Consequently, we decided to provide additional capital support of £500 million in June 2002 for this fund.

We did not communicate this situation well last year. The key point is that AMP is a strong company and has implemented sound capital management initiatives to handle further market falls.

Finally, our strategy of simultaneously trying to build our UK business and pursue international growth in difficult market conditions was over ambitious.

We are still in the right business, wealth management, but had been going the wrong direction in a bear market.

Driving reform – doing the basics really well to drive shareholder returns

When I was appointed CEO, I launched a five-point reform plan to improve returns to shareholders and service to customers (refer to 'AMP's five-point reform plan' above). Since then, we have acted quickly and decisively on this plan, conducting an extensive review of every part of AMP's business. We scrutinised every part of the company – our strategy, distribution channels, products, the role of corporate office, and our values.

To date, we have not done the basics well enough. By the basics, I mean focusing on our customers and planners and providing them with the products they want in the easiest way, improving investment performance and driving down costs.

Right now, our goal is to do these basics really well, and in that way we will position the business for future growth.

Our employees
total 11,403*


1%
38%
56%
5%

Australia
New Zealand
UK
Rest of world

*11,403 full-time equivalent employees at 31 December 2002

Total business unit operating margins
A$m


1,000
800
600
400
200
0
A$449m
A$592m
A$925m
A$889m
1998
1999
2000
2001
2002

Chief Executive Officer's report continued

AMP's key businesses and markets	
Australian Financial Services	Australia and New Zealand
Henderson Global Investors	International
UK Life Services	United Kingdom
UK Contemporary Financial Services	United Kingdom

Getting back to basics also means stopping activities that do not add, or have the potential to add, shareholder value. As a result, we announced significant changes to the business involving the restructure or closure of some products and distribution channels.

Unfortunately, these decisions affected many of our employees, with jobs reduced across the company. These were very difficult decisions, but, given the tough markets in which we are operating, we had no choice.

Major outcomes of the review included:

- Separation of **UK Financial Services** into two clear operations to allow us to focus on key success drivers in each operation. There is a great deal of work underway and ahead of us in the UK.
- Implementation of a series of actions designed to strengthen and grow areas of **Australian Financial Services**, as well as reduce its sustainable cost base. We have identified sustainable cost efficiencies, which will decrease controllable expenses to a target of A$560 million in 2003.
- Continuation of **Henderson Global Investors'** cost saving programme and a refocus on core business.
- Restructure of **AMP Banking** to compete only in key product areas where it is profitable. While we continue to distribute banking products, we will no longer manufacture them in New Zealand and the UK. In Australia, we will manufacture two key products: residential mortgages and savings deposits.

  This overall restructure will reduce the amount of capital supporting the operation by A$500 million.
- Closure of the **AMP International** business unit, involving the disbanding of the Asian, European and New Ventures teams. Our recently-established business in India now forms part of Australian Financial Services.
- Restructure of **corporate office** to deliver an expected A$40 million in cost savings in 2003. To date, this includes a reduction of over 100 roles (some roles from AMP International).
- Appointment of a **new senior management team** dedicated to turning AMP around.

All of these initiatives were designed to get us back to basics.

While the end of 2002 marked the completion of the first phase of this review process, we expect changes to continue as we concentrate on implementation.

Strategic objectives

Right now, our growth will come from focusing on our core capabilities of advice-based distribution, superannuation/pension fund management and asset management.

We will do this in our core markets of Australia, New Zealand and the UK. This means we will generally not expand our businesses, other than organically, until they are delivering the required financial returns.

In line with this, our long-term strategic objectives include:

- growing AMP's leading position in the Australian wealth management market
- reducing AMP's capital commitment in the UK by releasing capital from UK Life Services while simultaneously taking other action to increase return on invested capital
- developing a wealth management business in the UK focused on investment and pension products distributed primarily through advisers
- building a global asset management business in partnership with AMP's wealth management businesses, with a focus on the UK and selective expansion in Europe, North America and Asia.

Outlook

I am a big believer in the inherent potential of AMP. It will take a lot of hard work and time to turn that potential into a reality.

We also need stock markets to recover, as they are a key driver of our business performance.

The reality of the lags in our business means that even if markets pick up tomorrow, it will take some time for that to flow through into improved investor confidence and stronger activity.

My senior management team and I are committed to restoring confidence in AMP and realising AMP's potential for shareholders – and all other people who have an interest in the company.

Once we get the basics right, we will be in a much stronger position to grow in the future.

There is no doubt that 2003 is going to be another challenging year but I am confident that we have the right team and the right approach to turn this company around.

Andrew Mohl
Chief Executive Officer

Five-year financial summary

YEAR ENDED 31 DECEMBER	2002 A$ MILLION	2001 A$ MILLION	2000 A$ MILLION	1999 A$ MILLION	1998 A$ MILLION
Consolidated statement of financial performance					
Gross premium, fee and other revenue	**18,240**	19,912	20,917	16,129	12,956
Deposits portion of gross premiums[1]	**(13,379)**	(13,649)	(13,874)	n/a	n/a
Net premium, fee and other revenue	**4,861**	6,263	7,043	n/a	n/a
Investment gains (losses)	**(7,787)**	(1,605)	7,157	12,589	13,135
Profit before tax	**(2,424)**	(587)	636	103	2,616
Income tax (expense) credit	**801**	397	107	(580)	(979)
Outside equity interests (including unattributed life funds)	**727**	880	409	53	(610)
Net profit after tax attributable to shareholders	**(896)**	690	1,152	(424)	1,027
Consolidated statement of financial position					
Cash at bank and on deposit	**11,358**	8,485	5,960	6,208	5,873
Investment assets	**136,876**	152,094	158,620	115,599	101,573
Intangibles	**945**	866	195	233	93
Excess of market value over net assets of controlled entities	**1,825**	2,926	3,945	2,659	1,026
Other assets	**6,967**	7,719	8,427	6,541	4,322
Total assets	**157,971**	172,090	177,147	131,240	112,887
Outstanding claims	**3,129**	3,772	5,497	5,385	1,495
Borrowings and subordinated debt	**12,881**	13,212	13,457	11,669	5,166
Life insurance policy liabilities	**116,245**	128,913	131,213	89,487	81,215
Other liabilities	**7,793**	8,876	10,057	9,427	8,337
Total liabilities	**140,048**	154,773	160,224	115,968	96,213
Net assets	**17,923**	17,317	16,923	15,272	16,674
Contributed equity	**5,001**	4,613	4,206	3,967	3,755
Reserves	**871**	823	612	333	658
Shareholders' retained profits	**2,661**	4,084	3,967	3,332	4,262
Total equity attributable to shareholders	**8,533**	9,520	8,785	7,632	8,675
Unattributed life funds	**5,494**	6,232	6,802	6,660	7,300
Outside equity interests – AMP Reset Preferred Securities	**1,141**	–	–	–	–
– other controlled entities	**2,755**	1,565	1,336	980	899
Total equity	**17,923**	17,317	16,923	15,272	16,674
Other financial data					
Basic earnings per ordinary share ($ps)	**($0.79)**	$0.62	$1.05	($0.39)	$0.97
Diluted earnings per ordinary share ($ps)	**($0.79)**	$0.62	$1.03	($0.39)	$0.97
Dividends per ordinary share ($ps)	**$0.46**	$0.51	$0.47	$0.41	$0.18
Number of ordinary shares (m)	**1,159**	1,129	1,105	1,089	1,077
Assets under management ($bn)	**256**	292	291	259	177
AUD:GBP (closing rate) (currency)	**0.3498**	0.3517	0.3720	0.4060	0.3687

Note:
1. Deposit portion of gross premiums data is not available for 1999 and 1998.

The above information is from the Directors' Report and Financial Report. Classifications adopted in 2002 and 2001 for certain revenues and expenses, and certain assets and liabilities, differ from the classifications in earlier years. The differences are not significant and have no impact on net profit (loss) or net assets.

For further financial details and analysis on AMP's businesses go to the 2002 Investor Report www.ampgroup.com/results

Business overview

Australian Financial Services



Craig Dunn
Managing Director
Australian Financial Services

Total operating margins
A$m


500
400
300
200
100
0
A$151m
A$280m
A$370m
A$366m
1998
1999
2000
2001
2002

Overview

Australian Financial Services (AFS) performed well in tough markets, demonstrating our financial strength. We minimised the impact of market conditions on our operating margins through strong cost management and took deliberate actions to position the business for future growth.

Financial results

- Operating margins down 9% on 2001 to A$334 million
- Controllable costs fell 8% on 2001 and cost to income ratio steady at 44%
- Net cashflows down to A$1,168 million from A$2,602 million in 2001 as a result of weak global equity markets
- Total new business fell 11% but corporate superannuation new business grew 12%
- Value of new business up 8% to A$251 million after restatement
- Return on invested capital marginally lower on 13.8% from 14.1% in 2001

Key developments

In late 2002, we implemented specific actions designed to strengthen and grow our core business in continuing tough markets.

Sustainable cost reductions were achieved in 2002 and further reductions identified for 2003. These are being achieved through a focus on core business including:

- integrating AMP Direct into other areas of AFS to realise cost efficiencies and to refocus on advice-based distribution
- reviewing all operations and stopping non-essential activities, which will result in the loss of approximately 550 jobs.

Continuing to strengthen our advice-based distribution channels, we acquired Arrive Financial Planning from PricewaterhouseCoopers. We also implemented an innovative incentive programme for the AMP Financial Planning and Hillross channels, which aims to attract and retain planners and increase their productivity.

Early in 2003, international commercial credit ratings agency Standard & Poor's reaffirmed its rating of our Australian operation as AA–, which reflects superior financial strength.

Key priorities in 2003

- Making AMP the easiest to deal with for planners and customers
- Strengthening profitability of all products and channels
- Strengthening the competitiveness of product offerings
- Continuing to grow and strengthen our advice-based distribution channels

Henderson Global Investors



Roger Yates
Managing Director
Henderson Global Investors

Total operating margins
A$m


500
400
300
200
100
0
A$80m
A$127m
A$315m*
A$208m
1998
1999
2000
2001
2002

* Included A$99 million in technology investment performance fees

Overview

Henderson delivered robust results in challenging markets, maintaining stable operating margins. We vigilantly managed costs and re-examined our strategic priorities to protect earnings and our position as a multi-asset, multi-geographic business.

Financial results

- Operating margins down 8% on 2001 to A$192 million
- Controllable costs down 6% to A$627 million on 2001 and cost to income ratio up one percentage point to 69%
- Assets under management fell 13% to A$256 billion largely due to negative market movements
- Profit of A$28 million on the sale of private asset management business, with a further amount potentially receivable in the second half of 2003
- Return on invested capital marginally lower on 10.7% from 11.1% in 2001

Key developments

In 2002, we took action to counteract the substantial falls and volatility in global equity markets and decline in industry sales volumes. We closed low-priority operations, rationalised non-profitable UK and European retail funds, centralised functions and scaled back e-business activity. While business restructuring resulted in 100 jobs being made redundant, we continued to invest in building our investment management and client servicing capabilities.

Despite market volatility, our hedge funds, US mutual funds and Australian life funds delivered strong investment performances. However, this was tempered by a decline in investment performance in core UK fixed income and equity products.

Fifty percent of property assets and 43% of listed assets outperformed their benchmarks during 2002.

Key priorities in 2003

- Maintaining position as a multi-asset, multi-geographic business, with a focus on growth opportunities in the UK
- Continuing to focus on improving investment performance, service and distribution
- Further improving business efficiency and cost management

For details on AMP's senior management team go to www.ampgroup.com/management

Business overview continued

UK Financial Services

UK Financial Services (UKFS) had a difficult year, with a substantial fall in the UK stock market impacting the regulatory capital position of the business and customer demand for products. We took action to protect our capital position and manage risks more effectively.

Total operating margins
A$m


500
400
300
200
100
0
A$247m
A$227m
A$264m
A$328m
1998
1999
2000
2001
2002

Key developments

The UK stock market has fallen by more than 40% during the past three years. This continued fall has placed pressure on our UK funds, including the Pearl with-profits fund, and required extra support from the Group. This involved providing additional capital support of £500 million.

In addition, by year end we had separated UKFS into two clear operations to allow us to focus on key success drivers in each operation. The split is designed to lessen our risks in the UK, as we have isolated the majority of our capital in one operation to ensure it is carefully managed. Meanwhile, a smaller team is able to separately pursue selected growth options. More information on these operations is provided below.

Restructuring initiatives during 2002 will result in the loss of around 3,400 jobs by the end of 2003.

Financial results

- Operating margins down 36% on 2001 to A$211 million
- Cost reduction programme on track, delivering £68 million in 2002 and cost to income ratio steady at 64%
- Sales down 21% reflecting tough markets and closure of Direct Sales Force
- Persistency fell one percentage point to 88% on 2001
- Return on invested capital fell to 6.5% from 10.2% in 2001 due to capital injection and reduced profit



Ian Laughlin
Managing Director
UK Life Services



John Drabble
Managing Director
UK Contemporary Financial Services

UK Life Services

This operation is where most of our UK capital is invested, and our focus is on protecting and enhancing the value of that capital.

UK Life Services is responsible for the long-term management of the mature and closed book of products in Pearl, London Life and NPLL (the 'old' NPI). AMP has significant experience in extracting value from closed books.

Shareholder value of the in-force book will be maximised by focusing on the basics: customers, products and financial management. This means:

- improving management of high-value customers to encourage them to continue investing in their existing AMP products
- driving down unit costs
- actively managing the balance sheet and risks.

UK Contemporary Financial Services

UK Contemporary Financial Services' aim is to pursue growth options in selected, profitable areas. For example, corporate pensions – a market expected to grow to over £17 billion per annum by 2011 – are provided through referral from Employee Benefit Consultants (EBCs) and Independent Financial Advisers.

A separate corporate pension business was launched in 2002 to focus on EBCs. It achieved a 26% win rate with tenders and by 2003 had secured a position on all 15 major EBC panels.

Shareholder value will be maximised by:

- identifying products and channels where AMP has or can develop a competitive advantage and can generate the required returns
- developing and operating on modern platforms
- building a contemporary, capital efficient product portfolio
- leveraging our expertise in pensions management and distribution
- providing first-class service to customers and planners.

AMP portfolio businesses



Marc de Cure
General Manager
Strategy and Development

Overview

Outside our core operations, AMP has a portfolio of businesses in diverse areas managed by the General Manager Strategy and Development.

These businesses (other than discontinuing businesses) formed part of the business unit called AMP International until it was closed in October 2002 in line with CEO Andrew Mohl's five-point reform plan. Further strategic changes have since been made to these businesses.

Key developments

AMP Banking
AMP Banking was restructured to compete only in profitable product areas. We intend to shift our focus from banking product manufacturer to distributor, with the exception of two key products. In Australia, we continue to manufacture and distribute mortgages and deposits.

We sold our credit card portfolio in Australia and New Zealand to American Express for approximately A$238 million. A sales process is also in place to exit the manufacture of:
> mortgage and deposit products in New Zealand and the UK
> property finance products in Australia and New Zealand.

We intend to continue distributing banking products in Australia, New Zealand and the UK.

In 2003, banking operations in Australia and New Zealand will form part of Australian Financial Services and in the UK part of UK Contemporary Financial Services.

AMP Asia and AMP Europe
The AMP Asia and AMP Europe development teams were disbanded and the AMP Japan business is being closed in line with AMP's focus on core business. Associated costs have been included in the A$344 million restructuring costs and A$1,227 million write-down.

AMP Sanmar
AMP's life insurance joint venture in India, AMP Sanmar, increased its adviser force and widened its product range in 2002, taking prudent action to grow the business. The business now forms part of Australian Financial Services.

Cogent
AMP completed the sale of Cogent, its investment administration business, to BNP Paribas in September 2002. Profit on the sale in 2002 was £72 million after tax, with the potential for additional final profit to be released in 2003 on determination of the final instalment of the purchase price.

Discontinuing businesses
AMP's discontinuing businesses include Cobalt and its associated reinsurance and commercial insurance portfolios currently in run-off (ie no new policies are being written). These businesses were managed successfully in 2002, generating net profit after tax of A$61 million.

AMP is currently reviewing options to realise greater shareholder value from these operations.

Virgin Money
AMP's 50:50 joint venture with the Virgin Group, Virgin Money, increased operating revenues by 105% and decreased costs by 22% on 2001 despite difficult markets. The improved performance was driven by the successful launch of the Virgin-branded credit card in the UK. Virgin Money's management team is working with AMP and the Virgin Group to reposition the business and realise greater shareholder value.

Directors' report

Your Directors present their report on the consolidated entity consisting of AMP Limited (the Company) and the entities it controlled at the end of or during the year ended 31 December 2002 (AMP Group).

Directors' details

Details of Directors of the company in office at the time of signing this report, and each Director's qualifications, experience and special responsibilities are set out below.

Directors' meetings

Details of attendance by Directors of AMP Limited at Board and Board Committee meetings held during the year ended 31 December 2002 are outlined in the table at right.

BOARD MEETINGS DIRECTORS AT 31 DECEMBER 2002[1]	FULL AGENDA		SPECIAL PURPOSE	
	A	B	A	B
Stan Wallis	7	7	5	5
Peter Willcox[3]	2	2	5	5
Andrew Mohl[4]	1	1	3	3
Sir Malcolm Bates	7	7	5	5
Patricia Cross	7	7	5	5
Richard Grellman	7	7	5	5
Lord Killearn	7	7	5	4
Paul Mazoudier	7	7	5	5
Ian Renard	7	7	5	5
Roger Yates[5]	–	–	–	–

Notes: Column A – Indicates number of meetings held while the Director was a member of the Board/Committee.
Column B – Indicates number of those meetings attended.



Peter Willcox
Chairman-elect
Age 57. BA (Hons), MA (Physics) Cambridge

Joined the Board in September 2002. Appointed Deputy Chairman in December 2002 and will succeed Mr Wallis as Chairman on 26 February 2003, following the signing of this report. Member of the Board's Governance, Nomination and Remuneration Committees.

Experience 20-plus years' senior executive experience in the petroleum industry in Australia and internationally. Former Chief Executive Officer BHP Petroleum. Previously Director of a number of international, public companies including financial services experience with Lend Lease Corporation, MLC Limited and Schroders Australia Holdings Limited.

Other directorships
Chairman of Mayne Group Limited.

Andrew Mohl
Managing Director and Chief Executive Officer
Age 47. BEc (Hons)

Appointed Managing Director and CEO in October 2002. Member of the Board's Finance and Governance Committees. Director of AMP's key operating subsidiaries.

Experience 20-plus years' financial services experience, including more than six years at AMP. Most recently was Managing Director of AMP Australian Financial Services from 1999 to 2002. Prior to this role, Managing Director of AMP Asset Management, responsible for the unit's investment of all Australasian retail and wholesale funds. Joined AMP in 1996 as General Manager Retail Distribution, AMP Financial Services, leading the transformation of advice-based distribution and the development of AMP's multi-channel distribution platform.

Former ANZ Senior and Chief Economist (1986-1990) and Managing Director ANZ Funds Management (1993-1996). Past Deputy Head of Research at the Reserve Bank of Australia.

Richard Grellman
Age 52. FCA

Appointed to the Board in 2000. Chairman of the Board's Audit and Compliance Committee and member of its Nomination Committee. Director of AMP Life Limited.

Experience 32 years in the accounting profession. KPMG Financial Services partner from 1982 to 2000. Member of KPMG's National Board from 1995 to 1997 and National Executive from 1997 to 2000. Independent Financial Expert for AMP's demutualisation and Investigating Accountant for AMP's prospectus and listing.

Other directorships
Chairman of the Board and Council of the NSW Motor Accidents Authority. Chairman of Cryosite Limited.

Lord Killearn
Age 61. Resident of the UK.

Appointed to the Board in 1999. Chairman of the Board's Finance Committee and member of its Remuneration Committee. Chairman of Henderson Global Investors (Holdings) plc.

Experience 29 years' international financial services experience. Retired in 2002 as Managing Director, Corporate Finance from Cazenove, a leading investment bank providing corporate finance advice, distributing securities and research and managing funds worldwide. Joined Cazenove in 1968 and was primarily responsible for the Asia Pacific business.

Other directorships
Director of Albion Investment Company (Alderney) Limited, Maxis Communications Berhad and Shanghai Real Estate Limited.

Roger Yates
Managing Director Henderson Global Investors
Age 45. BA (Hons)

Appointed to the Board in December 2002 as Executive Director. Director of Henderson Global Investors (Holdings) plc and a number of its subsidiaries.

Experience 21 years' experience in the funds management industry as an investment professional and business manager. Henderson Global Investors Managing Director since 1999. Led the integration of Henderson and AMP Asset Management and has managed the rise of Henderson Global Investors to an international asset manager.

Prior to Henderson, was Chief Investment Officer of Invesco Global and has held senior roles for fund management companies, LGT and Morgan Grenfell.

COMMITTEE MEETINGS DIRECTORS AT 31 DECEMBER 2002[1]	BOARD AUDIT AND COMPLIANCE COMMITTEE A	B	BOARD FINANCE COMMITTEE A	B	BOARD GOVERNANCE COMMITTEE A	B	BOARD NOMINATION COMMITTEE A	B	BOARD REMUNERATION COMMITTEE A	B	AD HOC COMMITTEES[2] A	B
Stan Wallis	–	–	–	–	5	5	5	5	9	9	5	5
Peter Willcox[3]	–	–	–	–	–	–	–	–	–	–	–	–
Andrew Mohl[4]	–	–	1	1	1	1	–	–	–	–	–	–
Sir Malcolm Bates	–	–	–	–	5	5	5	5	9	9	–	–
Patricia Cross	–	–	12	12	–	–	–	–	9	9	–	–
Richard Grellman	10	10	–	–	–	–	5	5	–	–	–	–
Lord Killearn	–	–	12	12	–	–	–	–	9	9	–	–
Paul Mazoudier	10	10	–	–	5	5	–	–	–	–	–	–
Ian Renard	10	10	12	12	5	5	–	–	–	–	2	2
Roger Yates[5]	–	–	–	–	–	–	–	–	–	–	–	–

Notes:
1. Mr P J Batchelor who ceased to be a Director on 23 September 2002 attended meetings during 2002 as follows: 5 of 5 Full Agenda and 2 of 2 Special Purpose Board meetings, 10 of 10 Board Finance Committee meetings, 4 of 4 Board Governance Committee meetings, 5 of 5 Board Nomination Committee meetings and 5 of 5 ad hoc committee meetings.
2. Ad hoc committees of the Board were constituted during the year in relation to the financial results and the divestment of Cogent.
3. Mr Willcox was appointed to the Board on 9 September 2002.
4. Mr Mohl was appointed to the Board on 7 October 2002.
5. Mr Yates was appointed to the Board on 4 December 2002.

Retiring or retired Directors



Sir Malcolm Bates
Age 68. Hon DLitt, MSc, FCIS, FRAeS, CCMI
Resident of the UK.

Appointed to the Board in 1998. Chairman of the Board's Remuneration Committee and member of its Governance and Nomination Committees. Joined the Board of AMP (UK) plc in 1996 and appointed Chairman of AMP's key UK Financial Services operating subsidiaries that year.

Experience 30-year career as a senior executive and director of major international manufacturing and distribution organisations, preceded by five years in merchant banking. Former Deputy Managing Director of GEC plc, Great Britain's leading manufacturer of electrical and electronic equipment, from 1985 to 1997. Held Senior Commercial Director role from 1976 to 1985.

Other directorships
Chairman of Premier Farnell plc and London Transport.

Paul Mazoudier
Age 61. BA, LLB (Hons), FAICD

Appointed to the Board in 2000. Chairman of the Board's Governance Committee and member of its Audit and Compliance Committee. Director of AMP Life Limited.

Experience 35-year legal career. Commercial partner of Minter Ellison, Lawyers, from 1970 to 1974 and 1980 to 2000, specialising in negotiation, international and local joint ventures, mergers, acquisitions, foreign investment law, superannuation and demutualisations. Former NSW Chairman and member of Minter Ellison's National Executive Committee.

Other directorships
Chairman of Sims Group Limited, Bishop Technology Group Limited, Ambition Group Limited and Atlas Copco Australia Pty Limited. Director of HPAL Limited.

Ian Renard
Age 56. BA, LLM, FAICD

Appointed to the Board in 1998. Member of the Board's Audit and Compliance, Finance and Governance Committees. Director of AMP Bank Limited.

Experience 29 years in the legal profession. Former Partner of Arthur Robinson & Hedderwicks from 1979 to 2001, practising commercial law. Since resigning from the partnership, has been continuing in a consultant role with Allens Arthur Robinson.

Other directorships
Director of CSL Limited, Newcrest Mining Limited and Hurstmead Pastoral Company Pty Limited.

Patricia Cross
Age 43. BSc (Hons), FAICD, FAIM, FFTA

Appointed to the Board in 2000. Member of the Board's Finance and Remuneration Committees. Director of AMP Bank Limited. Retiring as a Director on 26 February 2003, following the signing of this report.

Experience 20 years' international banking and finance experience. Held managerial and senior executive positions with several international financial institutions including Chase Manhattan Corporation, Banque Nationale de Paris and National Australia Bank in the United States, Europe and Australia.

Other directorships
Director of Wesfarmers Limited and ex officio Director Deloitte Touche Tohmatsu. Chair of Qantas Superannuation Limited.

Stan Wallis, AC
Chairman
Age 63. BCom, Hon LLD (Monash), FCPA, FAIM, FCIM, FCIS

Member of the Board since 1990. Appointed Chairman in 2000. Chairman of the Board's Nomination Committee and member of its Governance and Remuneration Committees. Retiring as a Director on 26 February 2003, following the signing of this report.

Experience 40-plus years' industrial and financial services experience. Former Managing Director (18 years) and Chairman (four years) of Amcor Limited. Previous Chairman of retailer Coles Myer Limited. Past President of the Business Council of Australia and former Chairman of the 1996/1997 Committee of Inquiry into the Australian Financial System.

Other directorships
Director of Australian Foundation Investment Company Limited.

Directors' report continued

Principal activities
AMP is a leading international financial services organisation focused on wealth management. Its principal activities include retirement savings and incomes, funds management, life insurance and general insurance distribution, financial planning and banking services. AMP operates in more than 20 countries around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. Except as described in this report there have been no significant changes in the nature of those activities during the year.

Review of operations and results
The result for 2002 was a net loss after tax attributable to shareholders of $896 million compared to a profit after tax of $690 million for 2001. A detailed analysis of shareholder profit is shown following this report. The most significant factor impacting this result – the writedown of $1,227 million in the value of AMP's businesses during the period to market value or recoverable amount, reflects the poor operating environment affecting UK and European life companies and the results of a strategic review across the Group. As a result, $1,028 million was written off from the excess of market value over net assets of controlled entities and historic cost goodwill, with the balance being reflected in a reduction in tangible assets.

The results for the year were impacted by investment markets, lower new business in the Australian and UK life insurance business and lower margins. This was partly offset against expense savings in the period. Assets under management were $256 billion at 31 December 2002, a fall of $36 billion from prior year reflecting the adverse market conditions and reduced cash flows from poor investor sentiment in this difficult market environment.

Investment income has been adversely affected by depressed global investment markets. A 24.5% fall in 2002 in the UK FTSE 100 (nearly a 43% fall since December 1999) and an 11.5% fall in 2002 in the Australian All Ordinaries have contributed to a decline in the investment income of the Group, with total investment losses (before tax) attributable to shareholders, policyholders and unattributed life funds of $7.8 billion for the year ended 31 December 2002 from losses of $1.6 billion in 2001.

Following the appointment of the new CEO and Senior Management Team, a strategic review of AMP's operations was undertaken, resulting in a focus on core businesses and a wind-down or closure of non-core activities. Restructuring costs of $344 million (after tax) have been recognised as part of the cost of implementing the strategic reform initiatives announced by the CEO. In addition, total staff numbers have fallen from 14,868 at 31 December 2001 to 11,403 at 31 December 2002.

Other significant restructuring activities included the sale of non core businesses:

- Cogent, the Group's investment administration business, resulting in a profit after tax of $204 million
- the Bank's credit card business to American Express, resulting in a profit after tax of $24 million
- Henderson's UK private client business, resulting in a profit after tax of $28 million.

During the year a controlled entity of the company issued 11,500,000 AMP Reset Preferred Securities ('RPS') at $100 each. Proceeds from the issue of RPS were used to reduce short term debt, and provide the AMP Group with a more efficient and stronger capital structure. Full details of the RPS are included in Note 21 Outside Equity Interests of the Financial Report.

Capital and reserves of the Group have decreased to $8,533 million from $9,520 million at 31 December 2001 as a result of the net operating loss and dividends paid, offset by an increase in contributed equity, mainly from the Dividend Reinvestment Plan.

Since 31 December 2002, global investment markets, particularly the UK FTSE 100, have weakened. If global markets weaken further, or remain at current levels, the Group's profitability will be adversely affected.

Political donations
AMP believes it is appropriate to make contributions to support the democratic process. Contributions to political parties are determined on a basis which recognises the relative representation of major political parties in Parliaments throughout Australia and New Zealand.

Contributions to major political parties made during 2002 were:

Federal Liberal Party of Australia	$50,000
Federal Australian Labor Party	$50,000
National Party of Australia	$25,000
Labour Party of New Zealand	NZ$10,000
National Party of New Zealand	NZ$10,000

Smaller contributions were also made during 2002 to Australian State political parties.

Significant changes in the state of affairs
In October 2002, the Group changed its strategic direction to concentrate on growing AMP's leading position in the Australian wealth management market, reducing AMP's capital commitment in the UK and building a global asset management business in partnership with AMP's wealth management businesses. This review resulted in a writedown of the value of AMP's businesses by $1,227 million as referred to above.

AMP's divestment of the Cogent business by way of a sale to BNP Paribas had no significant effect on the company's accounts other than the profit referred to above. Other divestments which also had only a minimal impact on the accounts were Henderson's private client business in the UK and the Bank's credit card business, which was sold to American Express.

The appointment of Andrew Mohl and the strategic review of AMP's businesses resulted in a number of senior executives departing the Group, and the appointment of a new Senior Management Team.

The Chairman-elect announced a restructure of the AMP Limited Board on 25 February 2003.

Likely developments

Details of likely developments in AMP's businesses are set out elsewhere in this report. In the opinion of the Directors, disclosure of further information about likely developments in AMP's businesses are commercially sensitive and would be likely to be detrimental and result in unreasonable prejudice to the company.

The environment

In the normal course of its business operations AMP is subject to a range of environmental regulations, of which there have been no material breaches during the year.

In 2002, AMP committed to its global environment policy, which was approved by the AMP Limited Board and overseen by the Board Governance Committee.

The policy covers both operational and investment-related environmental impacts and is available on www.ampgroup.com under 'About AMP'.

Operational impact
The implementation of the policy at an operational level is supported through employee education.

AMP is investigating environmental measurement systems, focusing initially on its Australian premises.

Investment management – Henderson Global Investors
Equities – As an active investor, Henderson believes that engagement with companies on environmental issues is an effective way to influence management practices to the benefit of its clients and the natural environment.

Henderson's equity investments are guided by its UK and Australian/New Zealand corporate governance policies, which include environmental considerations.

Property – AMP Henderson has continued to implement initiatives across the Australian property investment management business under its environmental management plan.

Its 2002 initiatives included water conservation, 'green power', environmental benchmarking, evaluation of a building rating system and energy conservation.

The focus for 2003 is to improve benchmarking and to implement at as many managed properties as possible the initiatives that were trialled during 2002.

Stanbroke Pastoral Company
Stanbroke remains committed to using scientifically-based land management strategies that will maintain soil, water and biodiversity value.

The 2000 land clearing moratorium on the development of previously uncleared vegetation on its properties is still in effect.

Environmental planning for all properties commenced in May 2002, with additional work underway to assess the company's greenhouse gas emissions. The results of these studies, which are anticipated to be complete during 2003, will guide Stanbroke's future land management plans.

Private capital
Reflecting the high risk/return nature of private capital investment, environmental assessment is undertaken on a case by case basis rather than according to a documented process. It is predominantly carried out as part of due diligence, with differing levels of emphasis depending on whether the investment is considered to have a high, medium or low environmental impact.

Events occurring after the reporting date

As at the date of this report the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

Directors' and other officers' remuneration

Details of the emoluments paid to the Directors and the five highest paid executive officers of the Group and options granted are disclosed in Note 32 of the Financial Report.

The five highest paid executive officers of the Group during 2002 were executives who left the company during that year. Payments at cessation include statutory and other contractual entitlements and payments made in mitigation of other legal claims following external expert advice. Those payments are disclosed in Note 32 of the Financial Report. The base salaries of the five highest paid current executive officers are also disclosed.

The amount to be paid to Mr Batchelor has not been finalised at the date of this report.

Options

Disclosure of information relating to the granting and exercise of options over unissued ordinary shares are shown in Note 31 of the Financial Report.

Following a review of AMP's long term incentive policies, AMP announced on 4 October 2002 that share options would not be granted as part of the remuneration of its executives and senior employees, and that a new long term incentive programme based around performance rights would be introduced.

Directors' interests

At 26 February 2003, the Directors hold the following beneficial interests in: AMP Limited Shares, Options over AMP Limited Shares, and Debentures and Registered Schemes made available by AMP Limited or its related entities.

	SHARES	OPTIONS	INCOME SECURITIES
S D M Wallis	26,000	–	–
P Willcox	12,000	–	500
A M Mohl	187,043	365,000	–
Sir Malcolm Bates	5,000	–	–
P A Cross	10,000	–	–
R J Grellman	7,500	–	–
Lord Killearn	13,840	–	–
P K Mazoudier	2,600	–	–
I A Renard	5,085	–	50
R P Yates	100,311	550,000	–

Directors' report continued

Indemnification and insurance of Directors and officers

Under its Constitution, the company has, to the extent permitted by law, agreed to indemnify all officers of AMP (including the Directors) for any liability, whether civil or criminal, (including the costs and expenses of defending actions for an actual or alleged liability) which they may incur in that capacity.

No indemnity is given to current or former employees of the AMP Group against liability incurred in their capacity as an employee unless the giving of the indemnity has been approved by the Board. During or since the end of the financial year, no such indemnities have been provided.

During or since the end of the financial year, the AMP Group has paid or agreed to pay premiums in respect of a contract insuring all of the officers (including all Directors) of the AMP Group against certain liabilities as permitted by the Corporations Act 2001. The insurance policy prohibits disclosure of the nature of the liability, the amount of the premium and the limit of liability.

In addition, the company and each of the Directors are parties to Deeds of Indemnity and Access, as approved by the Board. Those Deeds of Indemnity and Access provide that:

- The Directors will have access to the books of AMP Limited for their period of office and for 7 years after they cease to hold office;
- AMP Limited indemnifies the Directors to the extent permitted by law;
- The indemnity covers liabilities incurred by the Directors in their capacity as officers of other AMP Group companies; and
- AMP Limited will maintain Directors' and Officers' insurance cover for the Directors to the extent permitted by the law for the period of their office and for 7 years after they cease to hold office.

Dividends

Details of the dividends paid and declared during the financial year are disclosed in Note 17 of the Financial Report.

Rounding

In accordance with the Australian Securities and Investments Commission Class Order 98/0100, amounts in this Directors' Report and the accompanying Financial Report have been rounded off to the nearest million Australian dollars, unless stated otherwise.

Signed in accordance with a resolution of the Directors.

Stan Wallis
Chairman

Peter Willcox
Chairman-elect

Andrew Mohl
Managing Director and Chief Executive Officer

Sydney, 26 February 2003

Detailed analysis of shareholder profit

for the year ended 31 December 2002

This table shows a detailed analysis of the source of net profit after tax attributable to shareholders of AMP Limited by business unit.

ALL AMOUNTS AFTER INCOME TAX	2002 A$ MILLION	2001 A$ MILLION
Australian Financial Services	334	366
UK Financial Services	211	328
Henderson Global Investors	192	208
AMP Banking	(7)	(13)
Total business unit operating margins	730	889
Discontinuing businesses	38	148
Corporate office costs	(79)	(102)
Total operating margins	689	935
Underlying investment income[1]	437	506
Interest expense on corporate debt	(230)	(242)
Distribution on AMP Reset Preferred Securities	(13)	–
Underlying contribution	883	1,199
Investment income market adjustment[2]	(388)	(532)
Profit after income tax before other items	495	667
Transformation costs[3]	(344)	(8)
Asset sales	234	86
Valuation adjustments	(1,227)	–
Goodwill amortisation	(54)	(55)
Net profit after tax attributable to shareholders of AMP Limited	(896)	690

Notes:
1. The investment income on shareholder capital attributed to the Business Units and Corporate Office is normalised in order to bring greater clarity to the results and to eliminate the distorting impact of short term market volatility on the Group's underlying performance.
2. The investment income market adjustment is the difference between the normalised investment income and the actual investment income attributable to shareholders.
3. Transformation costs include redundancies, the consolidation of operating sites, rationalisation of computer systems and elimination of duplication across the management and support functions.

Corporate governance

How we do business
At AMP, our approach to governance starts with acknowledging our responsibilities to our stakeholders who include shareholders, customers, employees, community and the environment. We know that people are increasingly interested in not only our financial performance and product and service offerings, but also how we run our businesses, manage our employees and interact with the community and environment.

AMP is a wealth management company operating across a range of geographic locations and markets. We strive to ensure that our governance 'in action' is of the highest standard, consistent with our principles and values, while at the same time practical and transparent for local market conditions which vary with different legal, regulatory, investor and community expectations.

As an investment manager, Henderson Global Investors also plays a leadership role in setting new standards for corporate governance practice across a broad range of industries.

We are continually working to improve our governance policies and practices both at Board level and at the boards of our subsidiary companies, including regulated entities. While our values remain constant, we know we must adapt our business practices to ensure we meet our obligations as a responsible company in a changing world.

Role of the Board of Directors
The Board of Directors is responsible for the long-term direction and well-being of AMP and is accountable to shareholders for how the company performs. The Board's responsibilities include:
- ▷ providing strategic direction to the company and validating and approving the strategic plan;
- ▷ appointing the Managing Director and Chief Executive Officer and approving executive succession plans;
- ▷ monitoring the performance of the Managing Director and Chief Executive Officer and approving executive remuneration policies;
- ▷ reporting to shareholders and ensuring that all regulatory requirements are met;
- ▷ making decisions in relation to major acquisitions, divestments or withdrawal from major lines of business;
- ▷ overseeing internal controls and processes for identifying areas of significant business risk; and
- ▷ ensuring AMP's business is conducted ethically and transparently.

Board size and composition
The size and composition of the Board is determined by the Board, subject to the limits set out in AMP's Constitution which requires a minimum of three Directors and a maximum of 16 Directors. The Chairman of the Board is non-executive and independent of the role of Managing Director and Chief Executive Officer (CEO). The Board will continue to be made up of a significant majority of independent non-executive Directors.

Directors' independence
It is important that the Board is able to operate independently of executive management. Each of the non-executive Directors is considered by the Board to be independent of management. This means that they are free from any business, interest or other relationship which could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the company.

AMP also has independent Directors on the boards of significant regulated subsidiaries.

Appointment of new Directors
Nominations of new Directors, recommended by the Board Nomination Committee, are considered by the full Board. The Board Nomination Committee uses external consultants to access a wide base of potential Directors, considering their range of skills and experience required in light of:
- ▷ the current composition of the Board;
- ▷ the need for independence;
- ▷ the strategic direction and progress of AMP; and
- ▷ the geographic spread and diversity of AMP's businesses.

The Board assesses nominated Directors against a range of criteria including background, experience, professional skills, personal qualities and their capacity to commit themselves to the Board's activities. A Director appointed by the Board during the year will stand for election by shareholders at the next Annual General Meeting.

We believe that it is important that Directors' interests are aligned with those of shareholders. AMP's Constitution requires all Directors to hold at least 2,000 AMP shares.

Retirement and re-election of Directors
AMP's Constitution requires that one-third of the Directors must retire from office at each Annual General Meeting. Each Director (other than the Managing Director) must, in any event, retire from office at the third Annual General Meeting after they were last elected. In either case, the retiring Directors may offer themselves for re-election.

In February 2003, the Board agreed that the term of Directors will generally be no longer than nine years. Any non-executive Director remaining on the Board after nine years will be subject to annual re-election by shareholders.

Conflicts of interest
The Board has agreed policies and procedures in the event that actual or potential conflicts arise between the interests of a Director and those of AMP. Generally, this means that the Director will disclose their interest and, if appropriate, will not take part in any discussions or vote on that matter.

The Directors have the right to seek independent professional advice, at AMP's expense, to help them carry out their responsibilities.

Board Committees
The Board currently has five standing Board Committees. Each Committee's powers and responsibilities are set out in their individual terms of reference, as approved by the Board. Other Committees may be established from time to time to consider matters of particular importance. Committee members are chosen for the skills, experience and other qualities they bring to the

Committee. Three of the five standing Committees are composed of only independent non-executive Directors: the Board Audit and Compliance Committee, the Board Nomination Committee and the Board Remuneration Committee.

Each of the five standing Committees meets at least quarterly to consider and make recommendations on matters delegated to them by the Board. Committee Chairmen give verbal reports to the Board as soon as possible after each Committee meeting and Committee meeting minutes are received by the full Board.

Board Audit and Compliance Committee
The Board Audit and Compliance Committee assists the Board to discharge its corporate governance responsibilities, including: the business's relationship with, and the independence of, the external auditor; the reliability and appropriateness of the disclosure of the financial statements and external financial communications; and the maintenance of an effective business risk management framework including compliance and internal controls and monitoring of the internal audit function.
Chairman – Richard Grellman

Board Finance Committee
The Board Finance Committee sets policy for the company in relation to various finance and investment activities and oversees the implementation of that policy.
Chairman – Lord Killearn

Board Governance Committee
The Board Governance Committee considers corporate governance matters across AMP, including AMP's stakeholder responsibility policies, and governance issues referred by the Board and Chairman from time to time.
Chairman – Paul Mazoudier

Board Nomination Committee
The Board Nomination Committee supports and advises the Board on composition and succession planning for the Board and on the remuneration of the non-executive Directors. It is also responsible for the processes involved in reviewing the Board's performance, for new Directors' orientation and education and the ongoing development of all Directors.
Chairman – Peter Willcox

Board Remuneration Committee
The Board Remuneration Committee serves as an advisory Committee to the Board providing advice relating to the effectiveness, integrity and legal compliance of AMP's remuneration programmes (including share, option and performance right plans), protocols and practices. The Committee engages independent remuneration consultants where appropriate.
Key responsibilities include annually reviewing and recommending to the Board the total remuneration package of the Managing Director and CEO.
Chairman – Sir Malcolm Bates

Auditor independence
Best practice in financial and audit governance is evolving rapidly and the independence of the external auditor is particularly important to shareholders and the Board. To ensure that AMP's practices are up to date, the Board has adopted a Charter of Audit Independence which is reviewed regularly in line with emerging practices domestically and internationally.

The key points covered by the Charter include:
- rotation of the senior audit partner every five years;
- annual confirmation by the auditor that it has satisfied all professional regulations relating to auditor independence;
- quarterly reporting to the Board Audit and Compliance Committee on the levels of audit and non-audit fees; and
- specific exclusion of the audit firm from work which may give rise to a conflict or a perceived conflict.

Compliance
We continually monitor and assess our compliance with laws, regulations and prudential requirements across all geographic locations. With the pace of legislative and regulatory change, we have dedicated compliance teams within each business area working to adapt our practices to meet these new requirements.

A new Risk and Regulatory Affairs role was recently established to coordinate compliance and risk management practices across our businesses, as well as oversee AMP's relationships with regulators.

The Board receives regular updates on compliance issues through the Board Audit and Compliance Committee.

Code of Conduct
AMP conducts its business with the highest standards of personal and corporate integrity. We have adopted a Code of Conduct outlining the standards of personal and corporate behaviour which Directors and employees observe.

Trading in securities
AMP's Employee Share Trading Policy requires that Directors and employees do not trade in AMP securities, or in other entities' securities, whilst in the possession of inside information.

Directors, executives and certain senior employees are only permitted to deal in AMP securities within specified 'trading windows'. The trading windows correspond to the 30-day period beginning on the second day after the release of AMP's half-year results and yearly results, its Annual General Meeting or the issue of an AMP prospectus offering securities. A further trading window is available in relation to employee applications under employee share ownership plans during the first 10 business days in December each year.

Communication with stakeholders
AMP is committed to increasing the transparency and quality of its communication so that we are regarded as outstanding corporate citizens. AMP's approach to communicating with shareholders and financial markets is set out in AMP's Market Disclosure Policy which is on AMP's website www.ampgroup.com

Information is communicated to shareholders through the distribution of the Annual Report, newsletters to shareholders following the release of the half-year and yearly results and whenever there are other significant developments to report. All significant information is posted on AMP's website www.ampgroup.com/shareholdercentre as soon as it is disclosed to the ASX.

Full Financial Report to members

for the year ended 31 December 2002

Contents of this report

Statements of financial performance

for the year ended 31 December 2002

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Revenues and expenses of policyholder, shareholder and unattributed life funds					
Premium and related revenue	3	**3,388**	4,454	–	–
Fee and other revenue	3	**1,473**	1,809	**15**	16
Investment gains (losses)	3	**(7,787)**	(1,605)	**578**	165
Claims and related expenses	4	**(6,409)**	(7,843)	–	–
Movement in life insurance policy liabilities		**12,440**	7,947	–	–
Operating expenses	4	**(4,708)**	(4,455)	**(16)**	(14)
Borrowing costs		**(821)**	(894)	–	–
Profit (loss) from ordinary activities before income tax		**(2,424)**	(587)	**577**	167
Income tax (expense) credit	5	**801**	397	–	(1)
Net profit (loss) from ordinary activities after income tax		**(1,623)**	(190)	**577**	166
Remove net profit or loss from ordinary activities after tax not attributable to shareholders					
Movement in unattributed life funds	20	**749**	940	–	–
Outside equity interests					
– AMP Reset Preferred Securities Trust		**(19)**	–	–	–
– other controlled entities		**(3)**	(60)	–	–
Net profit (loss) after tax attributable to shareholders of AMP Limited		**(896)**	690	**577**	166
Net exchange difference on translating self-sustaining foreign operations	19	**48**	211	–	–
Total changes in equity other than those resulting from transactions with owners as owners		**(848)**	901	**577**	166

	NOTE	2002 A$ CENTS PER SHARE	2001 A$ CENTS PER SHARE
Basic earnings per ordinary share	18	**(78.8)**	62.1
Diluted earnings per ordinary share	18	**(78.8)**	61.6
Proposed and paid dividends per share	17	**46.0**	51.0

Statements of financial position

as at 31 December 2002

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Assets					
Cash at bank and on deposit		11,358	8,485	2	16
Receivables	6	5,823	6,484	10	5
Equity securities	7(a)	54,431	71,772	–	–
Debt securities	7(b)	64,549	61,064	730	413
Property	7(c)	16,009	18,072	–	–
Other investments	7(d)	1,887	1,186	–	–
Operating assets	8	221	277	–	–
Deferred tax assets		393	367	3	2
Other assets	9	530	591	–	–
Intangible assets	10	945	866	–	–
Excess of market value over net assets of controlled entities	11	1,825	2,926	–	–
Investments in controlled entities	7(e), 26	–	–	9,071	9,001
Total assets		157,971	172,090	9,816	9,437
Liabilities					
Payables	12	4,421	4,364	1	3
Current tax liabilities		264	166	1	1
Unearned premiums		76	108	–	–
Outstanding claims	23(b)	3,129	3,772	–	–
Provisions	13	2,321	2,572	243	300
Deferred tax liabilities		711	1,666	–	–
Borrowings	14	10,329	10,668	–	–
Life insurance policy liabilities	22(d)	116,245	128,913	–	–
Subordinated debt	15	2,552	2,544	–	–
Total liabilities		140,048	154,773	245	304
Net assets		17,923	17,317	9,571	9,133
Equity attributable to shareholders					
Contributed equity	16	5,001	4,613	5,001	4,613
Capital reserve	19	510	510	510	510
Foreign currency translation reserve	19	361	313	–	–
Shareholders' retained profits	19	2,661	4,084	4,060	4,010
Total equity attributable to shareholders		8,533	9,520	9,571	9,133
Other equity					
Unattributed life funds	20	5,494	6,232	–	–
Outside equity interests – AMP Reset Preferred Securities Trust	21(a)	1,141	–	–	–
– other controlled entities	21(b)	2,755	1,565	–	–
Total other equity		9,390	7,797	–	–
Total equity		17,923	17,317	9,571	9,133

Statements of cash flows

for the year ended 31 December 2002

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Cash flows from operating activities	24(a)				
Cash receipts in the course of operations		17,644	21,521	11	19
Interest and other items of a similar nature received		3,248	4,065	1	1
Dividends received		1,300	1,505	576	163
Cash payments in the course of operations		(23,038)	(26,587)	(17)	(13)
Borrowing costs		(766)	(807)	–	–
Income tax paid		(38)	(641)	–	–
		(1,650)	(944)	571	170
Cash flows from shareholder and policyholder investing activities					
Proceeds from sale of properties		2,781	3,824	–	–
Proceeds from sale of equities		28,213	18,453	–	–
Proceeds from sale of units in unit trusts		3,319	4,453	–	–
Proceeds from sale of interest-bearing securities		86,442	116,095	–	–
Proceeds from repayment of loans		3,984	4,725	–	137
Proceeds from sale of other investments		1,441	2,863	–	–
Payments to acquire properties		(784)	(2,504)	–	–
Payments to acquire equities		(22,048)	(16,915)	–	–
Payments to acquire units in unit trusts[1]		(6,601)	(6,655)	–	–
Payments to acquire interest-bearing securities		(86,128)	(110,980)	–	–
Loans granted		(4,575)	(4,886)	(317)	–
Payments to acquire other investments		(1,715)	(2,804)	–	–
		4,329	5,669	(317)	137
Cash flows from operating activities and shareholder and policyholder investing activities		2,679	4,725	254	307
Cash flows from corporate investing activities					
Capital contributions to controlled entities		–	–	(70)	(155)
Proceeds from sale of controlled entities – Cogent (2001: sale of Australasian General Insurance business) (net of cash disposed)	24(e)	261	1,021	–	–
Proceeds from sale of other controlled and associated entities (net of cash disposed)		316	250	–	–
Payments to acquire controlled entities – 2001: Towry Law (net of cash acquired)	24(d)	–	(209)	–	–
Payments to acquire other controlled and associated entities (net of cash acquired)		(294)	(156)	–	–
Cash flows from (used in) corporate investing activities		283	906	(70)	(155)
Cash flows from financing activities					
Proceeds from borrowings		3,262	6,434	–	–
Proceeds from the issue of shares (net of buy back)		7	243	7	243
Proceeds from the issue of AMP Reset Preferred Securities		1,122	–	–	–
Repayment of borrowings		(3,536)	(7,686)	–	–
Dividends paid		(205)	(381)	(205)	(381)
Cash flows from (used in) financing activities		650	(1,390)	(198)	(138)
Net increase (decrease) in cash		3,612	4,241	(14)	14
Balance at the beginning of the year		9,315	4,732	16	2
Effect of exchange rate changes on cash balances		142	342	–	–
Balance at the end of the year	24(b)	13,069	9,315	2	16

Note:
1. Includes payments to acquire units which result in AMP holding a controlling interest in unit trusts. The majority of the underlying assets of those trusts comprise investment assets. The amounts are net of cash acquired.

Notes to the financial statements

for the year ended 31 December 2002

1. Summary of significant accounting policies

The consolidated Financial Report of the economic entity comprises AMP Limited (the parent entity) and all entities which AMP Limited controlled from time to time during the year and at balance date (the Group).

(a) Basis of accounting

The Financial Report is a general purpose Financial Report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Australian Accounting Standards and other mandatory professional reporting requirements in Australia (Urgent Issues Group Consensus Views).

The Group is predominantly a financial services operation conducted through life insurers and financial institutions. The assets, liabilities, revenues and expenses of the Group's life insurance operations are measured on the basis of net market value and net present value. The assets and liabilities integral to the general insurance activities are measured on the basis of net market value and net present value. All remaining activities within the Group are accounted for in accordance with the historical cost convention.

(b) Comparative information

Where necessary, comparative information has been reclassified to enhance comparability with current period disclosures.

(c) Changes in accounting policies

Accounting policies in this Financial Report are consistent with those of the previous year except where noted.

Disclosures and presentation changes have been adopted throughout the Financial Report. The changes do not affect the calculation of net profit (loss) nor statement of financial position carrying amounts.

(d) Principles of consolidation

Controlled entities acquired are accounted for using the purchase method of accounting. Information from the Financial Reports of controlled entities is included from the date the parent entity obtains control until such time as control ceases. Where there is a loss of control of a controlled entity, the consolidated Financial Report includes the results for the part of the reporting period during which the parent company had control.

This Financial Report consolidates the financial information of controlled entities prepared for the same reporting period as the parent entity using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

The life insurance operations of controlled entities are conducted within separate life insurance funds containing both policyholder and shareholder interests. The activities of these funds are reported in aggregate with all other shareholder interests in the Group's statement of financial performance, statement of financial position and statement of cash flows.

All intercompany balances and transactions including unrealised profits arising from intra-group transactions, have been eliminated in full.

(e) Cash at bank and on deposit

For the purposes of the statements of cash flows, cash comprises cash on hand which is available on demand, deposits held at call with banks usually available within 24 hours and other tradeable investments not subject to significant risk of change in value with short periods to maturity, net of outstanding bank overdrafts and deposits in.

For the purposes of the statements of financial position, cash comprises cash on hand which is available on demand and deposits held at call with banks usually available within 24 hours.

Cash on hand, deposits at call and bank overdrafts are carried at their principal amount. Interest revenue on deposits and interest expense on bank overdrafts are recorded as revenues and expenses as they accrue.

(f) Receivables

Receivables are carried at nominal amounts due less any provisions for impairment, except in relation to reinsurance claims which are discounted to present value consistent with discounting of outstanding claims.

Financing receivables integral to the life and general insurance activities of the Group are reported at market value. The resulting unrealised gains and losses are recognised in the statement of financial performance.

(g) Investments

Investments held by non-life insurance entities and investments within the general insurance entities which are not integral to the general insurance activities are held at the lower of cost and recoverable amount except for marketable securities held for resale which are recorded at net market value. Investments by AMP Limited in controlled entities are recorded at the lower of cost or recoverable amount.

Investments held by life insurance entities and those integral to general insurance activities have been recorded at net market value including an allowance for estimated realisation costs. Where no quoted market values exist, various methods determined by internal and external valuers are adopted by the Directors. In those cases, the values adopted are considered equivalent to net market value. Details of particular methods adopted are as follows:

Equity securities

(i) Ordinary and preference shares, equity options (included in equities) and investments in unit trusts that are not controlled entities are recorded at net market value. Where no quoted market value exists, a Directors' valuation with reference to various recognised valuation methods including net tangible assets, cash flows and earnings multiples is used;

1. Summary of significant accounting policies continued

(ii) Investments in controlled entities of life insurance operations that do not have quoted market values are recorded at Directors' valuations. For the majority of controlled entities this valuation has been determined by reference to the net tangible assets, the anticipated discounted cash flows or a multiple of earnings of the controlled entity. Also refer to Note 1(k) Excess of market value over net assets of controlled entities;

(iii) Investments in associated entities are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the net market value of each associated entity using the basis described in (i) above; and

(iv) Investments in partnerships and joint ventures are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the market value of each partnership or joint venture at balance date based on their anticipated discounted cash flow or net tangible assets, as applicable.

Debt securities

(i) Interest-bearing securities listed on stock exchanges are shown at quoted prices at balance date. Unlisted interest-bearing securities are valued using interest rate yields obtainable on comparable listed investments; and

(ii) Loans are recorded at market value based on discounting the estimated recoverable amount using prevailing interest rates.

Property

(i) Freehold and leasehold properties, including owner-occupied properties, are recorded at current net market values. For properties held in respect of investment-linked business, a Directors' valuation is determined annually, or more frequently as required, with reference to qualified independent valuations. For properties held in respect of other classes of life insurance business, a Directors' valuation is determined annually with reference to qualified internal valuers, with values of selected major properties certified by qualified independent valuers.

Investment synthetics and derivatives including financial futures and forward exchange contracts, interest rate swaps, exchange traded and other options, and forward rate agreements are recorded at net market value and included in the investment asset category being hedged.

(h) Operating assets

Operating assets are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over a period of three to 10 years. The written down value approximates net market value in the life insurance operations.

(i) Other assets

Deferred acquisition costs – general insurance

A portion of acquisition costs relating to unearned premium revenue is deferred in recognition that it relates to a future benefit. Deferred acquisition costs are measured at the lower of cost and recoverable amount. Deferred acquisition costs are amortised over the financial years expected to benefit from the expenditure.

Capitalisation of costs

Costs are capitalised and carried forward only where the costs relate to the creation of an asset with expected future economic benefits which is capable of reliable measurement. Otherwise all costs are recognised as expenses in the period they are incurred.

Capitalised costs are amortised over the estimated useful life of the asset being a period not exceeding five years, commencing at the time the asset is first put into use or held ready for use (whichever is the earlier).

(j) Intangibles

Where controlled entities of non-life insurance entities are consolidated, the excess of purchase price over the fair value of identifiable net assets of controlled entities is goodwill and is amortised on a straight line basis over the period during which benefits are expected to be received not exceeding 20 years. All purchased goodwill is currently being amortised over a period not greater than 20 years.

(k) Excess of market value over net assets of controlled entities

Interests in controlled entities held by life insurance companies are subject to revaluation each period, such that the investment in the controlled entity is recorded at net market value.

Where a life insurer consolidates a controlled entity, any differences between the net assets of the controlled entity and the market value of the controlled entity as recorded in the life insurer's financial statements is shown as 'Excess of market value over net assets of controlled entities'. This excess represents future benefits expected to be derived from the business which are not reflected in the book values of the underlying assets and liabilities of the entity.

Changes in the amount of this excess are included in consolidated investment revenue. The excess is not required to be amortised in the financial statements. Further details are provided in Note 11.

(l) Taxes

The new Business Tax System (Consolidation and Other Measures) No.2 Bill 2002 was passed on 21 October 2002. AMP Limited has not yet elected to enter tax consolidation for 2002. In future years, as a result of this legislation, tax balances will no longer be recorded by subsidiaries if they form part of a consolidated tax group. Tax balances for the consolidated tax group will be recorded in the financial statements of AMP Limited. To the extent that a subsidiary has deferred tax balances arising from timing differences that are expected to reverse before the implementation of tax consolidation, there will be no effect. Where deferred tax assets relating to timing differences are expected to reverse after the implementation of tax consolidation, AMP Limited has the intention to compensate the subsidiary for any net deferred tax assets or charge the subsidiary for any net deferred tax liabilities that remain as at the implementation date on a dollar for dollar basis.

Notes to the financial statements continued
for the year ended 31 December 2002

1. Summary of significant accounting policies continued

Income tax expense
Income tax expense applicable to life insurance businesses within the Group reflects tax imposed on shareholders as well as policyholders and unattributed life funds.

Accounting Standard AASB 1038: 'Life Insurance Business' requires income tax expense applicable to shareholders as well as all other interests to be reflected in the statement of financial performance for the Group.

Income tax expense on all other businesses within the Group is based on the applicable local tax rates and is calculated after adjusting for permanent differences between taxable and accounting income.

Deferred tax balances
The Group has adopted the liability method of tax effect accounting. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, are deferred and carried forward in the statement of financial position as a deferred tax asset or a deferred tax liability. These amounts are offset where the associated tax payable and the realisable benefit are expected to occur in the same period.

Deferred tax assets are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Deferred tax assets relating to tax losses are only brought to account when their realisation is virtually certain.

Deferred tax assets and deferred tax liabilities within the life insurance entities have been discounted to present value using reasonable assumptions as to future levels of interest rates, average periods for which each asset category of investments will be held, the tax rate applicable to the respective classes of business and the tax regime in each country of operation. Deferred tax assets and deferred tax liabilities within non-life insurance entities are not discounted.

Goods and services tax
The Group operates across a number of tax jurisdictions and offers products and services which may be subject to various forms of goods and services tax imposed by local tax authorities.

All revenues, expenses and assets are recognised net of any goods and services tax (GST) paid, except where they relate to products and services which are input taxed for GST purposes or the GST incurred is not recoverable from the relevant tax authorities. In such circumstances the GST paid is recognised as part of the cost of acquisition of the assets or as part of the particular expense.

Receivables and payables are stated with the amount of GST included. The net amounts of GST recoverable from or payable to the tax authorities are included as a receivable or payable in the statement of financial position.

Cash flows are reported on a gross basis reflecting any GST paid or collected. The GST component of cash flows arising from investing or financing activities which are recoverable from, or payable to local tax authorities are classified as operating cash flows.

(m) Payables
Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the entity.

(n) Unearned premiums
Unearned premiums represent premium revenue attributable to future accounting periods.

In respect of life insurance operations, unearned premiums represent those premiums due after, but received before the end of the financial period.

For direct general insurance and inwards reinsurance classes of business, unearned premiums are determined by apportioning the premiums written in the financial period commensurate with the risk profile of the premiums.

(o) Outstanding claims
General insurance
The liability for outstanding claims at balance date comprises claims which have been reported but not yet paid, claims incurred but not yet reported, claims incurred but not enough reported and the anticipated direct and indirect costs of settling these claims.

The liability includes an allowance for inflation and superimposed inflation and is measured as the present value of the expected future cost of settling claims. The present value is calculated by discounting the liability using risk adjusted market rates of return on investments.

Outstanding claims are determined by internal or independent actuaries on a best estimate basis in accordance with Actuarial Standards.

A prudential margin is added to the claims to increase the probability that the liability is adequately provided. The level of prudential margin has been set having regard to the volatility and predictability of the claims portfolio.

(p) Provisions
Employee entitlements
Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. These benefits include salaries and wages, annual leave and long service leave.

Liabilities arising in respect of salaries and wages, annual leave and any other employee entitlements expected to be settled within 12 months of the reporting date, are measured at their nominal amounts. All other employee entitlements are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

1. Summary of significant accounting policies continued

Any contributions made to the Group's defined benefits superannuation plans by entities within the Group are recorded as expenses when due.

Employee share and option plans
There is no employee entitlement expense recognised on issue or exercise of shares, performance rights or options issued to employees as remuneration for services. An indicative fair value is disclosed in Note 31(c). Any consideration received on issue or exercise of these instruments is recorded as contributed equity.

Pensions, transfers and opt-outs
In common with other life insurance entities in the UK which have written pensions, transfer and opt-out business, the Group's UK operations have provisions for the review and possible redress relating to personal pension policies. These provisions are calculated using data derived from both a detailed file review of specific cases and from a statistical review of other outstanding cases.

As the provisions are part of policyholder funds, the shareholder portion (generally 10%) is determined in accordance with the profit sharing arrangements of each fund, the exception being Pearl Assurance Unit Linked Pensions, London Life Limited and Towry Law where any change in the provision is fully attributable to the shareholders.

(q) Borrowings and subordinated debt
Bank loans and deposits are measured at the principal amount. Bonds, notes and subordinated debt, including subordinated bonds and income securities, are recognised at issue date and are reported at historical cost, being their face value, or discounted value.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

(r) Contributed equity
Ordinary share capital is recognised at the fair value of consideration received by the company.

(s) Foreign currency translation reserve
All overseas operations are deemed self-sustaining as each is financially and operationally independent of the parent entity. The accounts of overseas operations are translated using the current rate method and any resulting exchange differences for overseas operations:

(i) Controlled other than by life insurance companies are taken directly to the foreign currency translation reserve; and

(ii) Controlled by life insurance companies are included in investment gains (losses) consistent with market value accounting.

Upon disposal or part disposal of a self-sustaining foreign operation, the balance of the foreign currency translation reserve relating to the operation, or to the part disposed, is transferred to retained profits.

(t) Outside equity interests – AMP Reset Preferred Securities Trust
The consideration received from the issue of AMP Reset Preferred Securities by AMP Reset Preferred Securities Trust, a controlled entity of AMP Limited, is recognised net of issue costs. A description of the AMP Reset Preferred Securities is provided in Note 21.

(u) Premium and related revenue
Life insurance
Premiums are separated into their revenue and deposit components. Premium amounts earned by providing services and bearing risks are treated as revenue. Other premium amounts received which are in the nature of deposits, are recognised as an increase in policy liabilities.

Premiums with no due date or fixed amount are recognised on a cash received basis. Premiums with a regular due date are recognised on an accruals basis. Unpaid premiums are only recognised during the days of grace or where secured by the surrender value of the policy and are reported as outstanding premiums and classified as receivables in the statement of financial position.

General insurance
General insurance and inwards reinsurance premium revenue comprise amounts charged to the policyholder or other insurers, including fire service levies but excluding stamp duties and GST collected on behalf of third parties.

The earned portion of premiums received and receivable, including unclosed business, is recognised as revenue from ordinary activities.

(v) Investment gains (losses)
Dividend and interest income is brought to account on an accruals basis when the Group obtains control of the right to receive the interest income or dividend revenue.

Net realised and unrealised gains (losses) represent changes in the measurement of net market values in respect of all investments recognised at net market value, as described in the investments Note 1(g) above.

(w) Fee income
Management and performance fee income is recognised when the right to receive fees has been established. Management and performance fees are calculated in accordance with the investment management agreements with clients. Performance fees are recognised on an estimated basis supported by the latest performance criteria available.

Loan fees received represent cost recovery or charges for services and are recognised as income on an accruals basis.

Notes to the financial statements continued
for the year ended 31 December 2002

1. Summary of significant accounting policies continued

(x) Claims expense
Life insurance
Claims are separated into their expense and withdrawal components. Claims which relate to the provision of services and bearing of risk are treated as expenses. Other claim amounts, which are in the nature of withdrawals, are recognised as a decrease in policy liabilities.

Claims are recognised when the liability to the policyholder under the policy contract has been established or upon notification of the insured event depending on the type of claim. Claims on non-investment linked business are recognised when the insured event occurs or is notified depending on the nature of the claim.

General insurance
Claims expense is recognised as claims are paid or as movements in outstanding claims occur.

(y) Outward reinsurance premiums expense and claims recoveries
Premiums ceded to reinsurers for both life insurance and general insurance businesses are fully recognised as an expense over the period of cover. Outward reinsurance premiums expense is classified as claims expense in the statement of financial performance.

Reinsurance and other recoveries receivable on paid claims and outstanding claims are fully recognised as revenue when claims are paid or the outstanding claim is raised. Outward reinsurance recoveries are classified as revenue in the statement of financial performance.

(z) Operating expenses
Basis of apportionment of operating expenses
Life insurance expenses are apportioned between acquisition and maintenance costs. Expenses which are directly attributable to an individual policy or product are allocated directly to a particular expense category, fund, class of business or product line as appropriate. Where expenses are not directly attributable, they are apportioned based on detailed expense analysis having regard to the objective in incurring that expense and the outcome achieved. The apportionment has been made in accordance with Actuarial Standard 1.03: Valuation of Policy Liabilities (Valuation Standard), issued by the Life Insurance Actuarial Standards Board.

Investment management expenses of life insurance operations along with all other shareholder expenses relating to the Group's non-life insurance operations are classified as other operating expenses.

Expenses of controlled entities of life funds represent the business costs of policyholder investments which are consolidated into the results for the Group and do not directly impact shareholder profitability.

(aa) Borrowing costs
Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and finance lease charges. Borrowing costs are charged as an expense as they accrue.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

(bb) Allocation of life insurance operating profit under Margin on Services (MoS)
For the Australian and New Zealand life insurance business, operating profit, determined by applying the principles of MoS as prescribed in the Life Insurance Act 1995 (Life Act), is allocated between shareholders and participating policyholders. Profit, once allocated to participating policyholders, can only be distributed to policyholders, unless approved otherwise by the regulators.

Profit allocated to Australian and New Zealand policyholders is shown as part of expenses, being an increase in liabilities. Bonus distributions to those policyholders are merely a change in the nature of the liability from unvested to vested.

For UK life insurance operations, the profit arising in the with-profits funds is also determined on the basis of the Australian requirements. The allocation of profit between shareholders and policyholders is made solely for the purpose of producing the consolidated accounts of AMP. Distributions from UK with-profits funds are governed by UK statutory requirements which are not based on Life Act principles. For this reason the AMP consolidated statement of financial performance and statement of financial position do not ascribe non-shareholder profit and equity in UK life funds specifically to policyholders. However, for the purposes of the description of principles of allocation in the following paragraphs, the term 'policyholders' includes equity interest in UK life funds not explicitly attributable to shareholders.

The bonuses distributed to UK with-profits policyholders are shown as part of expenses. The distribution is supported from the unattributed life funds, the movement in which is therefore shown below the net profit (loss) line as a movement in other equity interests. The net result is that the remaining profit is solely that which is attributable to shareholders, as per the allocation below.

The principles of allocation of the life insurance profit determined under MoS are as follows:

(i) Investment income (net of tax and investment expenses) on retained earnings in respect of AMP Life's participating business and Pearl Assurance's and London Life's with-profits business is allocated between policyholders and shareholders in proportion to the balances of policyholders' and shareholders' retained earnings. In AMP Life these proportions are 80:20. In Pearl Assurance and London Life, these proportions are approximately 90:10;

1. Summary of significant accounting policies continued

(ii) Other MoS profits arising from AMP Life's participating business (excluding the additional tax attributable to shareholders in respect of Australian superannuation business) are allocated 80% to policyholders and 20% to shareholders, except for Preservation Superannuation Account (RSA and ERF) business where for 2002 they are allocated 88% to policyholders and 12% to shareholders;

(iii) The additional 15% tax levied on taxable income to shareholders in respect of Australian superannuation business is allocated to shareholders only;

(iv) For Pearl Assurance's and London Life's with-profits business the assumed allocation to shareholders is one ninth the cost of best estimate bonuses, measured on the same basis as is used to value liabilities for the purpose of the companies' UK regulatory returns. Other MoS profits are allocated such that the proportion of shareholders' retained earnings in the with-profits funds does not move significantly from 10% over time;

(v) All profits arising from non-participating (without-profits) business, including net investment returns on shareholder capital and retained earnings in life funds (excluding retained earnings dealt with in (i) above) are allocated to shareholders;

(vi) All the profits arising from the life insurance funds of NP Life accrue to the policyholders of that fund. Conversely, all the profits arising from the life insurance funds of NPI Limited accrue to the shareholders, with the exception of the investment component of profits on unitised with-profits business which accrue fully to policyholders (net of investment expenses and cost of capital).

(cc) Foreign currency translations
Transactions denominated in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts outstanding at the balance date denominated in foreign currencies have been converted to local currency using the appropriate rate of exchange ruling at balance date.

Except for certain specific hedges and hedges of foreign currency operations, all resulting exchange differences arising on settlement or restatement of balances denominated in foreign currencies are brought to account in determining the net profit (loss) for the period. Transaction costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract.

Exchange gains and losses on transactions hedging investments in foreign operations:
(i) Controlled other than by life insurance companies are taken to the foreign currency translation reserve on consolidation; and

(ii) Controlled by life insurance companies are taken to the statement of financial performance as investment gains (losses).

Exchange gains and losses on hedging transactions intended to hedge specific future revenue or expense items in foreign operations:
(i) Controlled other than by life insurance companies are deferred and included in the measurement of those items; and

(ii) Controlled by life insurance companies are taken to the statement of financial performance as investment gains (losses).

(dd) Derivative financial instruments
The Group is exposed to changes in interest rates and foreign exchange rates from its activities. The Group uses derivative financial instruments such as: interest rate swaps, forward rate agreements, futures, options and forward foreign exchange contracts. Derivative financial instruments are held for risk management purposes and not for the purpose of speculation. The Group does not hold a derivative trading portfolio.

To qualify as a hedge, the swap, forward, futures or option position must be designated as a hedge at its inception and be effective in reducing the market risk of an existing asset, liability, firm commitment or anticipated transaction. A hedge is considered to be effective where there is a high probability of the transaction occurring and the extent, term and nature of the exposure is capable of being estimated. Effectiveness of the hedge is evaluated on an initial and on going basis by comparing the correlation of the change in market or fair value of the hedge with the changes in the value of the hedged item.

Derivatives that are designated and effective as hedges are accounted for on the same basis as the instruments they are hedging.

For other than life insurance companies, costs arising at the time of entering into hedge transactions are brought to account in the statement of financial performance over the lives of the hedge contracts. For life insurance companies, costs arising at the time of entering into hedge transactions are recognised in the statement of financial performance in the period in which the costs are incurred.

If a derivative that is used to manage an interest rate exposure is terminated early, any resulting gain or loss is deferred and amortised to the statement of financial performance over the remaining period originally covered by the terminated contract.

(ee) Loan securitisation
The Group's banking operation, through its loan securitisation programme, sells mortgage loans to securitisation vehicles that in turn issue asset backed securities to investors. In such transactions, AMP receives fees for various services provided to the programme on an arm's length basis, including servicing fees and management fees. These fees are recognised over the period in which the services are provided. The Group also provides arm's length interest rate swaps and loan facilities to the programme in accordance with the APRA Prudential Guidelines.

Notes to the financial statements continued
for the year ended 31 December 2002

2. Segment information – 2002

	AUSTRALIAN FINANCIAL SERVICES 2002 A$ MILLION	UK FINANCIAL SERVICES 2002 A$ MILLION	HENDERSON GLOBAL INVESTORS 2002 A$ MILLION	AMP BANKING 2002 A$ MILLION	GENERAL INSURANCE 2002 A$ MILLION	OTHER 2002 A$ MILLION	ELIMINATIONS 2002 A$ MILLION	TOTAL 2002 A$ MILLION
Business segments								
External revenue	(236)	(4,802)	822	591	443	256	–	(2,926)
Inter-segment revenue	128	42	291	1	21	–	(483)	–
Total revenue from ordinary activities[1,2]	(108)	(4,760)	1,113	592	464	256	(483)	(2,926)
Profit (loss) from ordinary activities before income tax	25	(2,064)	308	(40)	(18)	(589)	(46)	(2,424)
Income tax (expense) credit	212	596	(97)	9	1	80	–	801
Net profit (loss) from ordinary activities after income tax	237	(1,468)	211	(31)	(17)	(509)	(46)	(1,623)
Other equity interests	(8)	754	–	–	–	(19)	–	727
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	229	(714)	211	(31)	(17)	(528)	(46)	(896)
Total assets	54,589	88,612	2,377	7,836	3,945	1,946	(1,334)	157,971
Total liabilities	48,719	75,142	645	7,771	2,929	6,629	(1,787)	140,048
Depreciation	27	40	3	–	–	17	–	87
Amortisation	–	9	7	–	–	38	–	54
Other non cash expenses[3]	(3,037)	(9,398)	1	11	11	(1)	–	(12,413)
Assets acquired during the year	31	23	2	4	–	11	–	71

	AUSTRALASIA 2002 A$ MILLION	UNITED KINGDOM 2002 A$ MILLION	OTHER 2002 A$ MILLION	ELIMINATIONS 2002 A$ MILLION	TOTAL 2002 A$ MILLION
Geographic segments					
Revenue from external sales	1,130	(4,024)	(32)	–	(2,926)
Total assets	69,686	91,414	4,238	(7,367)	157,971
Assets acquired during the year	37	23	11	–	71

Notes:
1. Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 3.
2. Segment revenue includes operating revenue activity between segments. These transactions are priced on an arm's length basis and are eliminated on consolidation.
3. The main item included as other non-cash expenses is movement in policy liabilities which in 2002 is a reduction of liabilities of $12,440 million.

2. Segment information continued – 2001

	AUSTRALIAN FINANCIAL SERVICES 2001 A$ MILLION	UK FINANCIAL SERVICES 2001 A$ MILLION	HENDERSON GLOBAL INVESTORS 2001 A$ MILLION	AMP BANKING 2001 A$ MILLION	GENERAL INSURANCE 2001 A$ MILLION	OTHER 2001 A$ MILLION	ELIMINATIONS 2001 A$ MILLION	TOTAL 2001 A$ MILLION
Business segments								
External revenue	3,554	(2,440)	842	532	1,731	439	–	4,658
Inter-segment revenue	191	45	266	5	12	–	(519)	–
Total revenue from ordinary activities[1,2]	3,745	(2,395)	1,108	537	1,743	439	(519)	4,658
Profit (loss) from ordinary activities before income tax	561	(1,048)	314	(30)	173	(476)	(81)	(587)
Income tax (expense) credit	7	371	(91)	17	(9)	102	–	397
Net profit (loss) from ordinary activities after income tax	568	(677)	223	(13)	164	(374)	(81)	(190)
Other equity interests	(62)	942	–	–	–	–	–	880
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	506	265	223	(13)	164	(374)	(81)	690
Total assets	57,477	99,133	2,625	7,392	4,798	2,171	(1,506)	172,090
Total liabilities	52,071	86,826	670	7,384	3,865	6,731	(2,774)	154,773
Depreciation	12	46	3	2	1	7	–	71
Amortisation	–	10	7	–	–	38	–	55
Other non cash expenses[3]	280	(8,228)	–	12	17	–	–	(7,919)
Assets acquired during the year	84	145	2	4	–	10	–	245

	AUSTRALASIA 2001 A$ MILLION	UNITED KINGDOM 2001 A$ MILLION	OTHER 2001 A$ MILLION	ELIMINATIONS 2001 A$ MILLION	TOTAL 2001 A$ MILLION
Geographic segments					
Revenue from external sales	5,651	(1,433)	440	–	4,658
Total assets	73,045	102,015	3,662	(6,632)	172,090
Assets acquired during the year	97	146	2	–	245

Notes:
1. Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 3.
2. Segment revenue includes operating revenue activity between segments. These transactions are priced on an arm's length basis and are eliminated on consolidation.
3. The main item included as other non-cash expenses is movement in policy liabilities which is an overall reduction of liabilities of $7,947 million, mainly in UK Financial Services.

Business and geographic segment information

Australian Financial Services (AFS) – Australian Financial Services provides financial planning, investment services, superannuation and life insurance products in Australia and New Zealand.

UK Financial Services (UKFS) – UK Financial Services provides savings, investment, insurance, retirement products and financial planning services.

Henderson Global Investors (HGI) – Henderson Global Investors provides investment management services including private capital and property portfolios and socially responsible investments.

AMP Banking – AMP Banking provides mortgage and savings products and credit card services in Australia, New Zealand and the UK and property finance services in Australia and New Zealand. The credit card portfolio was sold on 23 December 2002 and a structured sale process is currently underway for AMP Banking's property finance business in Australia and New Zealand and the UK and New Zealand mortgage businesses.

General Insurance – comprises corporate insurance operations, mortgage insurance operations and reinsurance operations. In 2001 the amount includes the general insurance business which was sold in July 2001.

Other – includes the provision of support services to the business units, corporate funding, investment of shareholder capital not allocated to reportable segments, as well as non core businesses previously reported as part of AMP International, but which are no longer reportable segments. In 2002, other includes proceeds from the sale of Cogent of $366 million (net of sale costs).

Notes to the financial statements continued
for the year ended 31 December 2002

3. Revenues from ordinary activities

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Premium and related revenue					
Life insurance premium and related revenue received and receivable	22(a)	**16,260**	16,694	–	–
Less: deposits recognised as an increase in life insurance policy liabilities		**(13,379)**	(13,649)	–	–
Life insurance premium and related revenue – recognised as revenue		**2,881**	3,045	–	–
General insurance premium and related revenue received and receivable[1]	23(a)	**507**	1,409	–	–
Total premium and related revenue[1]		**3,388**	4,454	–	–
(b) Fee and other revenue					
Banking business fees		**40**	20	–	–
Investment management fees		**740**	720	–	–
Service fees		**151**	420	**15**	15
Financial advisory fees		**44**	39	–	–
Other revenue[2]		**498**	610	–	1
Total fee and other revenue		**1,473**	1,809	**15**	16
(c) Investment gains (losses)					
Interest					
– Wholly owned group – controlled entities		–	–	**2**	–
– Other related parties – associated entities		**17**	29	–	–
– Other entities		**3,785**	4,026	–	2
Dividends and distributions					
– Wholly owned group – controlled entities		–	–	**570**	161
– Other related parties – associated entities		**186**	158	–	–
– Other entities		**1,859**	1,889	–	–
Net rents		**903**	895	–	–
Net realised and unrealised gains (losses)[3]		**(14,952)**	(8,773)	–	–
Other investment income		**415**	171	**6**	2
Total investment gains (losses)		**(7,787)**	(1,605)	**578**	165

Notes:
1. In 2001, an amount of $299 million has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).
2. Other revenue includes the operating revenue of investment controlled entities providing various non financial services such as mining, farming and retailing.
3. Net realised and unrealised gains (losses) includes:
   2002: (i) $1,040 million writedown of the carrying value of investments to market value (total $1,227 million including $121 million writedown of goodwill to recoverable amount and $66 million of operating expenses); and
   (ii) $366 million proceeds (net of sale costs) from the sale of Cogent. After taking into account the carrying value of the assets sold, and expenses incurred in the disposal and separation of the business, the profit on sale after tax is $204 million.
   2001: (i) $1,362 million proceeds (net of sale costs) from the sale of the General Insurance business. After taking into account the carrying value of the assets sold, and expenses incurred in the disposal and separation of the business, the profit on sale after tax is Nil.

4. Expenses from ordinary activities

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Claims expense					
Life insurance claims paid and payable	22(b)	**(20,259)**	(18,539)	–	–
Less: withdrawals recognised as a reduction in life insurance policy liabilities[1]		**14,296**	12,118	–	–
Life insurance claims recognised as expense[1]		**(5,963)**	(6,421)	–	–
General insurance claims and related expenses paid and payable[2]	23(a)	**(446)**	(1,422)	–	–
Total claims and related expenses		**(6,409)**	(7,843)	–	–
(b) Operating expenses					
Advertising and marketing		**(99)**	(120)	–	–
Amortisation of goodwill		**(54)**	(55)	–	–
Writedown of goodwill		**(121)**	–	–	–
Bad and doubtful debts expense		**(27)**	(32)	–	–
Fee expense on banking business		**(35)**	(39)	–	–
Information technology and communication		**(424)**	(448)	–	–
External investment management fees		**(139)**	(137)	–	–
Occupancy and property maintenance[3]		**(418)**	(194)	–	–
Professional fees[3]		**(242)**	(176)	–	–
Staff and related expenses[3]		**(2,238)**	(2,192)	**(14)**	(10)
Travel and entertainment		**(107)**	(122)	–	–
Other operating expenses[3,4]		**(804)**	(940)	**(2)**	(4)
Total operating expenses		**(4,708)**	(4,455)	**(16)**	(14)
(c) Specific expenses included within the above categories:					
Rental – operating leases		**(18)**	(47)	–	–
Superannuation contributions to defined benefits funds		**(4)**	2	**(1)**	–
Net foreign currency (losses) gains		**23**	(1)	–	–
Depreciation expense		**(87)**	(71)	–	–

Notes:
1. In 2001, an amount of $1,698 million has been reclassified and is now treated as withdrawals recognised as a reduction in life insurance policy liabilities to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).
2. In 2001, an amount of $299 million has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).
3. Operating expenses in 2002 includes $489 million of restructuring costs before tax ($344 million after tax). The major areas of restructuring include redundancies, the consolidation of operating sites, rationalisation of computer systems and elimination of duplication across the management and support functions.
4. Other operating expenses includes the operating expenses of investment controlled entities providing various non financial services such as mining, farming and retailing.

Notes to the financial statements continued
for the year ended 31 December 2002

5. Income tax

The Financial Report of a group that includes a life insurer is required to recognise income tax expenses and benefits irrespective of whether they relate to policyholders or shareholders. Accordingly, a reconciliation between income tax expense (credit) and prima facie net profit (loss) at the current corporate income tax rate is not able to be prepared and is not included in the Financial Report.

The income tax rates and the basis for taxation relating to shareholder interests differ significantly from those relating to policyholder interests and other interests. The rates of taxation applicable to the taxable income of significant classes of business are as follows:

	2002 %	2001 %
(a) Australia		
Ordinary life insurance business	30	30
Complying superannuation	15	15
Non-complying superannuation	30	30
Immediate annuity business	Exempt	Exempt
Shareholder profits from life insurance business	30	30
Controlled companies/other business	30	30
(b) United Kingdom		
Life insurance business – life	20/22	20/22
Life insurance business – pension	Exempt	Exempt
Shareholder profits from life insurance business	30	30
Controlled companies/other business	30	30
(c) New Zealand		
All businesses	30/33	30/33

	CONSOLIDATED		PARENT	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
Value of future income tax benefits arising from tax losses included in deferred tax asset at balance date	4	23	–	–
Future income tax benefits arising from tax losses of controlled entities not brought to account in this Financial Report as realisation of the benefits is not regarded as virtually certain[1,2]	754	633	–	–

Note:
1. Includes capital losses of $194 million (2001: $109 million).
2. The future income tax benefit will only be obtained if:
   a) Future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
   b) The conditions for deductibility imposed by tax legislation continue to be complied with; and
   c) No changes in tax legislation adversely affect the economic entity in realising the benefit.

6. Receivables

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Gross policy liabilities ceded under reinsurance[1]		445	436	–	–
Investment income and sales proceeds receivable		1,851	2,159	1	–
Deposits and margins receivable on derivatives		891	610	–	–
Outstanding premiums		500	679	–	–
Reinsurance and other recoveries receivable	23(d)	1,138	1,124	–	–
Trade debtors		243	208	–	–
Other receivables					
– Wholly owned group – controlled entities		–	–	8	5
– Associated entities		43	77	–	–
– Other entities[2]		712	1,191	1	–
Total receivables		5,823	6,484	10	5

Notes:
1. In 2001, an amount of $1,275 million has been reclassified out of reinsurance and other recoveries to correctly eliminate intragroup reinsurance transactions and ensure comparability with the current year. The same amount has been reclassified out of policy liabilities ceded under reinsurance (Note 22).
2. In 2001, an amount of $75 million for prepayments has been reclassified out of receivables to other assets to ensure comparability with the current year.

7. Investments

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Equity securities, at net market value					
Directly held (other than associated entities)		47,798	57,697	–	–
Associated entities	27	643	2,179	–	–
Held via unit trusts		5,990	11,896	–	–
Total equity securities		54,431	71,772	–	–
(b) Debt securities, at net market value[1]					
Interest-bearing securities		54,004	49,078	–	–
Loans					
– Controlled entities (unsecured)		–	–	730	413
– Associated entities (unsecured)		571	497	–	–
Other loans					
– Secured[1]		7,530	9,174	–	–
– Unsecured[1]		174	229	–	–
Convertible notes		91	86	–	–
Held via unit trusts		2,179	2,000	–	–
Total debt securities		64,549	61,064	730	413
(c) Property, at net market value					
Directly held		13,528	14,087	–	–
Held via unit trusts		2,481	3,985	–	–
Total property		16,009	18,072	–	–
(d) Other at net market value[2]		1,887	1,186	–	–
(e) Investments in controlled entities					
At net asset value on demutualisation, or cost if acquired subsequent to demutualisation		–	–	9,071	9,001

Notes:
1. All debt securities are recorded at net market value, with the exception of A$5,298 million (2001: A$4,174 million) of loans secured and Nil (2001: A$174 million) of loans unsecured held by banking and finance operations which are recorded at recoverable amount after assessing provisions for impairment.
2. The Other category includes investments via vehicles such as joint ventures, partnerships and cash trusts.

Notes to the financial statements continued
for the year ended 31 December 2002

8. Operating assets

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Operating assets				
At cost	**533**	550	–	–
Less: accumulated depreciation	**(312)**	(273)	–	–
Total operating assets, at written down value[1]	**221**	277	–	–
(b) Movements in operating assets				
Balance at the beginning of the year	**277**	622	–	–
Additions during the year	**71**	245	–	–
Disposals during the year	**(25)**	(509)	–	–
Disposal of controlled entities	**(16)**	(24)	–	–
Depreciation expense for the period	**(87)**	(71)	–	–
Foreign currency exchange differences	**1**	14	–	–
Balance at the end of the year	**221**	277	–	–

Note:
1. In 2001, an amount of $29 million of capitalised information technology costs has been reclassified out of operating assets to other assets to ensure comparability with the current year.

9. Other assets

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Deferred and capitalised costs	**32**	43	–	–
Inventories	**101**	139	–	–
Prepayments	**99**	75	–	–
Other assets	**298**	334	–	–
Total other assets[1]	**530**	591	–	–

Note:
1. In 2001, an amount of $29 million of capitalised information technology costs has been reclassified out of operating assets to other assets and an amount of $75 million for prepayments has been reclassified in 2001 out of receivables to other assets to ensure comparability with the current year.

10. Intangibles

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Goodwill				
Goodwill, at cost	**1,165**	1,034	–	–
Less: accumulated amortisation	**(220)**	(168)	–	–
Goodwill, at written down value	**945**	866	–	–
(b) Movements in goodwill				
Balance at the beginning of the year	**866**	195	–	–
Amounts transferred from excess of market value over net assets of controlled entities[1]	**248**	715	–	–
Amortisation expense for the period	**(54)**	(55)	–	–
Writedown of goodwill	**(121)**	–	–	–
Foreign currency exchange differences	**6**	11	–	–
Balance at the end of the year	**945**	866	–	–

Note:
1. Amounts transferred from excess of market value over net assets of controlled entities to goodwill include:
   2002: (i) $223 million as part of the review of the Group's UK operations and structure; and
   (ii) $25 million as part of the further restructure of the remaining GIO businesses.
   2001: (i) $715 million as part of the restructure of a number of GIO businesses.

11. Excess of market value over net assets of controlled entities

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
AG Australia Holdings Limited[1]	–	34	–	–
AMP Japan Co Limited[2]	–	21	–	–
AMP (NPI) Holdings Limited[4,5,6]	**653**	1,373	–	–
Henderson Global Investors (Holdings) plc[3,5]	**928**	958	–	–
Interactive Investor Limited / Ample[4,5]	–	74	–	–
Pearlinvest Limited	–	28	–	–
Towry Law plc[4,5]	**229**	412	–	–
Other[4]	**15**	26	–	–
Total excess of market value over net assets of controlled entities	**1,825**	2,926	–	–

The excess of market value over net assets of controlled entities represents future benefits expected to be derived from the business which are not reflected in the book values of underlying assets and liabilities of the entities.

Notes:
1. Following the restructure of the remaining GIO businesses $25 million was transferred to goodwill and following a review of the market value of AG Australia Holdings, the remaining excess of market value over net assets of controlled entities has been written down to Nil.
2. Following a review of the market value of AMP Japan Co Limited the excess of market value over net assets of controlled entities has been written down to Nil.
3. During 2002, $43 million was realised on the sale of Cogent operations held by Henderson Global Investors (Holdings) plc.
4. During 2002, $761 million was written off following a review of the market value of these entities at 31 December 2002.
5. Apart from the matters referred to above, other changes in excess of market value over net assets of controlled entities mainly reflect exchange rate fluctuations.
6. At 31 December 2001, the market value of AMP (NPI) Holdings Limited included the market value of NPI Limited and also AMP (UK) Services Limited. Following the review of the Group's UK operations and structure and as a result of the move of NPI Limited into a historical cost environment, the excess of *market value over net assets amounting to $223 million has been transferred to goodwill.* At 31 December 2002, the future benefits derived from AMP (UK) Services Limited depend upon the terms of the Management Services Agreement agreed with its client companies. Due to the restructuring of the UKFS business units, and in particular the closure of the Pearl Fund to most with-profit products, these terms will be renegotiated and further approval will be obtained from the Financial Services Authority in 2003. A key assumption underpinning the value shown above for this company is management's best estimate of the outcome of these negotiations.

Notes to the financial statements continued
for the year ended 31 December 2002

12. Payables

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Accrued expenses	683	746	–	–
Interest payable	88	93	–	–
Investment purchases payable	480	1,434	–	–
Life insurance policies in process of settlement	549	404	–	–
Reinsurance liabilities	467	670	–	–
Trade creditors	194	127	–	–
Other payables				
– Wholly owned group – controlled entities	–	–	–	–
– Associated entities	3	–	–	–
– Other entities	1,957	890	1	3
Total accounts payable	4,421	4,364	1	3

13. Provisions

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Dividends on ordinary shares	17	232	293	232	293
Employee entitlements		193	329	9	7
Pensions, transfers and opt-outs		973	1,366	–	–
Redundancy, property and other restructuring provisions		366	–	–	–
Other provisions		557	584	2	–
Total provisions		2,321	2,572	243	300

14. Borrowings

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Bank loans		1,065	1,504	–	–
Bank overdrafts		84	50	–	–
Bonds and notes	25(f)	3,982	6,296	–	–
Deposits		2,500	2,107	–	–
Finance lease liability		3	6	–	–
Other loans		2,695	705	–	–
Total borrowings		10,329	10,668	–	–

15. Subordinated debt

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
AMP Income Securities (guaranteed perpetual floating rate notes at 3 month BBSW + 1.3%)[1]		1,240	1,240	–	–
Subordinated Floating Rate Note (3 month BBSW + 0.56% maturing in April 2009)		100	100	–	–
6.875% GBP Subordinated Guaranteed Bonds (maturing 2023)		369	367	–	–
7.125% GBP Subordinated Guaranteed Step-Up Bonds (maturing 2019)		471	468	–	–
9.625% GBP Subordinated Guaranteed Bonds[2]		372	369	–	–
Total subordinated debt	25(b)	**2,552**	2,544	–	–

Notes:
1. AMP Income Securities – interest is payable quarterly but may be deferred in limited circumstances where AMP Limited has not proposed, declared or paid an ordinary dividend for a certain period. However, payments would only be permanently foregone in the rare circumstance where there is no ordinary dividend for more than two consecutive financial years. The income securities can be redeemed at AMP's option from 10 February 2005 onwards.
2. The bonds are repayable by NPI Finance Plc on a non-instalment basis on 30 June 2006.

16. Contributed equity

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Issued and paid up capital					
1,159,454,066 (2001: 1,128,502,798) ordinary shares fully paid		5,001	4,613	5,001	4,613
(b) Movements in contributed equity					
Balance at the beginning of the year		4,613	4,206	4,613	4,206
30,488,370 (2001: 8,679,997) shares issued under the Dividend Reinvestment Plan[1]		381	164	381	164
2,402,495 (2001: 8,202,111) shares issued on the exercise of employee options	31	38	129	38	129
699,030 (2001: 6,121,320) shares issued under share purchase plan[2]		13	114	13	114
32,029 (2001: 887,055) shares issued under employee share plans		–	–	–	–
3,710 (2001: 13,702) shares issued to former members of the AMP Society[3]		–	–	–	–
2,674,366 (2001: 0) shares acquired through on-market share buy back[4]		(44)	–	(44)	–
Balance at the end of the year		5,001	4,613	5,001	4,613

Ordinary shares have the right to receive dividends as declared and, in the event of the winding up of the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Notes:
1. Under the terms of the Dividend Reinvestment Plan, shareholders may elect to have all or part of their dividend entitlements satisfied by the issue of new shares rather than by being paid in cash. The interim dividend in 2002 and the 2001 final and interim dividends involved the issue of shares under this plan at $11.40, $18.90 and $17.80 respectively. Commencing from the October 2002 interim dividend, the Dividend Reinvestment Plan is underwritten until the interim dividend in 2003, expected to be paid in October 2003. Issue costs associated with the underwriting amount to $3 million.
2. These shares were issued to eligible shareholders under a share purchase plan. The shares were issued at an average price of $18.89 (2001: $18.62) per share.
3. The former members of AMP Society exchanged their membership rights for shares in AMP Limited on demutualisation. 1,043,336,755 (2001: 1,043,333,045) shares have been issued to former members at an issue price of $3.00 per share.
4. An on-market share buy back was announced in May 2002 for capital management reasons. The intention was to acquire a maximum number of shares to the value of $400 million between 30 May 2002 and 31 December 2002. The buy back was halted in August 2002 due to poor investment markets.

Notes to the financial statements continued
for the year ended 31 December 2002

17. Dividends, distributions and franking credits account

		CONSOLIDATED		PARENT	
	NOTE	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
(a) Interim dividend paid on ordinary shares					
Dividend of 26 cents per ordinary share franked to 15% at tax rate of 30% (2001: 25 cents per ordinary share franked to 15% at tax rate of 30%)		295	280	295	280
(b) Final dividend proposed on ordinary shares					
Dividend of 20 cents per ordinary share franked to 15% at tax rate of 30% (2001: 26 cents per ordinary share franked to 15% at tax rate of 30%)	13	232	293	232	293
Total dividends paid and proposed	19	527	573	527	573
(c) Dividend franking account [1,2]					
Dividend franking credit balance		80	120	1	6

The company's ability to utilise the franking account credits depends on there being sufficient available profits to declare dividends.

Notes:
1. Balance of franking account adjusted for:
   - Franking credits which will arise from the payment of income tax provided for in the financial statements;
   - Franking debits arising from the payment of the above dividends; and
   - Franking credits that the entity may be prevented from distributing in the subsequent financial year.
2. With effect from 1 July 2002, Australian tax legislation requires companies to maintain franking accounts on an Australian income tax paid basis rather than on Australian taxed profit basis as was previously the case. In accordance with this legislation, the franking account balances at 30 June 2002 are converted so that the opening balances on 1 July 2002 reflect the Australian income tax paid amounts. The prior year franking account balances have not been restated and are determined on an Australian taxed profit basis.

18. Earnings per share

(a) Classification of equity securities

Only ordinary shares have been included in the calculation of basic earnings per share. Options over unissued ordinary shares, performance rights and AMP Reset Preferred Securities have been classified as potential ordinary shares and have been considered in the calculation of diluted earnings per share.

All options and the AMP Reset Preferred Securities have been determined not to be dilutive for 2002.

Since the end of the financial year and up to the date of this report there have been no movements in options, shares and AMP Reset Preferred Securities, except for the lapse of 873,764 options, the grant of 85,000 options and the grant of 82,297 performance rights.

	CONSOLIDATED	
	2002 MILLION	2001 MILLION
(b) Weighted average number of ordinary shares used		
Weighted average number of ordinary shares used in calculation of basic earnings per share	1,138	1,114
Add: potential ordinary shares considered dilutive	–	8
Weighted average number of ordinary shares used in calculation of diluted earnings per share	1,138	1,122

	CONSOLIDATED	
	2002 A$ MILLION	2001 A$ MILLION
(c) Level of earnings used		
Basic earnings per share	(896)	690
Diluted earnings per share	(896)	690

19. Reserves and retained profits

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Capital reserve[1]					
Balance at the beginning of the year		**510**	510	**510**	510
Movements during the year		**–**	–	**–**	–
Balance at the end of the year		**510**	510	**510**	510
(b) Foreign currency translation reserve[2]					
Balance at the beginning of the year		**313**	102	**–**	–
Net translation adjustment on self sustaining foreign operations		**48**	211	**–**	–
Balance at the end of the year		**361**	313	**–**	–
(c) Shareholders' retained profits					
Balance at the beginning of the year		**4,084**	3,967	**4,010**	4,417
Net profit after tax attributable to shareholders of AMP Limited		**(896)**	690	**577**	166
Total available for appropriation		**3,188**	4,657	**4,587**	4,583
Dividend provided for or paid	17	**(527)**	(573)	**(527)**	(573)
Balance at the end of the year		**2,661**	4,084	**4,060**	4,010

Notes:
1. The capital reserve is the balance remaining from the amount capitalised in 1998 on the demutualisation of AMP Society after allotting shares to former members under the terms of the demutualisation. Minor adjustments are made from time to time which involve the issue of further shares to former members.
2. Exchange differences arising on translation of foreign controlled entities within the Group are taken to the foreign currency translation reserve as described in Note 1(s).

Notes to the financial statements continued
for the year ended 31 December 2002

20. Unattributed life funds

For those UK life insurance funds which include participating business, only 10% of the assets in excess of the policy and other liabilities calculated under MoS, ie $610 million (2001: $692 million) can, in the context of the UK regulatory environment, be definitively attributed to shareholders. The remaining 90%, ie $5,494 million (2001: $6,232 million) is deemed to be equity which is not specifically attributable to shareholders' or policyholders' interests, and is referred to in these financial statements as unattributed life funds.

In recent years, bonus distributions to UK with-profit policyholders have exceeded the level supported by actual experience, because of the need to support bonuses in a way that is consistent with the reasonable expectations of policyholders. The balance of the cost of bonus distributions has been met from the unattributed life funds. The need to support bonus levels is expected to continue in the medium term, consistent with accepted UK industry practice. In the absence of a significant recovery in equity markets, it is now likely that a significant proportion of the unattributed life funds will be utilised in this way.

The following table shows the movements in unattributed life funds for the period.

The impact of exchange rate movements is accounted for through the foreign currency translation reserve, and not through the statement of financial performance.

	CONSOLIDATED		PARENT	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
(a) Unattributed life funds				
Balance at the beginning of the year	6,232	6,802	–	–
Movement in accumulated unattributed life funds for the period	(749)	(940)	–	–
Effect of exchange rate changes on translation	11	370	–	–
Balance at the end of the year	5,494	6,232	–	–
(b) Movement in unattributed life funds for the period				
Profit of the participating business UK life funds	812	1,541	–	–
Less: amount attributed to shareholders	(76)	(166)	–	–
	736	1,375	–	–
Less: bonuses credited to participating policyholders	(944)	(1,842)	–	–
Bonus subsidy from accumulated unattributed life funds	(208)	(467)	–	–
Investment losses on accumulated unattributed life funds	(541)	(473)	–	–
Movement in unattributed life funds for the period	(749)	(940)	–	–

21. Outside equity interests

(a) Outside equity interests – AMP Reset Preferred Securities Trust

During 2002, AMP Henderson Global Investors Limited, a wholly owned entity, as Responsible Entity of the AMP Reset Preferred Securities Trust, a controlled entity, issued 11,500,000 non-maturing AMP Reset Preferred Securities (RPS) at A$100 each, with a preferred, non-cumulative, twice yearly distribution (24 April and 24 October) payable in arrears. AMP's equity interest in the Trust is represented by one ordinary unit. The remaining units are held by outside interests and therefore the Trust is classified as outside equity interest.

The annual distribution rate is currently set at 8.62% pa until the first reset date on 24 October 2007. Each successive reset date will be determined by AMP, with approval of APRA in certain circumstances. APRA currently requires that the period between reset dates be five years.

The payment of a distribution on RPS is subject to certain payment and liquidation limitations included in the terms of the issue. AMP has the discretion as to paying a distribution. Where a distribution is not paid in full, AMP is restricted in paying a dividend on ordinary shares, or making a distribution on any share capital (other than share capital which ranks in priority to the preference shares which, subject to AMP's ordinary shareholders resolving to amend the AMP Limited Constitution to permit their issue, will be issued and held in the AMP Reset Preferred Securities Trust ('Preference Shares')) or redeem, reduce, cancel or acquire for any consideration any of its outstanding share capital, unless these restrictions are lifted in accordance with the terms of the issue.

At each reset date and upon the occurrence of certain specific events, holders of RPS may request conversion into ordinary shares of AMP. The Conversion Ratio is determined with reference to an average of the daily volume weighted average sale prices of AMP ordinary shares sold, in the 20 days immediately preceding conversion. The AMP Directors may resolve instead, that a sale of those RPS to a third party be arranged and the cash proceeds delivered to the RPS holder. Until the first reset date, the conversion discount currently available to RPS holders is 2.5% to the prevailing market price of AMP ordinary shares, subject to certain conditions. Upon the occurrence of certain specific events, AMP may require conversion into ordinary shares of AMP in accordance with the terms of the issue.

RPS rank in priority of payment to ordinary shareholders, but are subordinated to all policyholders and creditors. While the RPS are on issue, AMP must not, without RPS holder approval, issue shares, or allow shares (or other securities) to convert into ordinary shares, that rank in priority to preference shares.

RPS holders have no right to vote at general meetings of AMP.

	CONSOLIDATED		PARENT	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
Subscribed capital in AMP Reset Preferred Securities Trust (net of issue costs)[1]	1,122	–	–	–
Retained profits in AMP Reset Preferred Securities Trust	19	–	–	–
Total other equity interests – AMP Reset Preferred Securities Trust	1,141	–	–	–
(b) Outside equity interest – other controlled entities				
Subscribed capital in unit trusts	2,684	1,442	–	–
Retained profits in unit trusts	63	54	–	–
Share capital in companies	8	60	–	–
Retained profits in companies	–	9	–	–
Total other equity interests – other controlled entities	2,755	1,565	–	–

Note:
1. The issue costs associated with the AMP Reset Preferred Securities were $28 million.

Notes to the financial statements continued
for the year ended 31 December 2002

22. Life insurance business

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Analysis of life insurance premium and related revenue					
Total premiums received and receivable[1]		**16,238**	16,652	–	–
Inward reinsurance premiums		–	1	–	–
Reinsurance and other recoveries		**22**	41	–	–
Total premium and related revenue	3	**16,260**	16,694	–	–
(b) Analysis of life insurance operating expenses					
Claims paid and payable[1]	4	**(20,259)**	(18,539)	–	–
Change in net policy liabilities and unvested policyholder benefits[1]		**13,357**	6,416	–	–
Policy acquisition expenses					
– Commission		**(224)**	(277)	–	–
– Other		**(511)**	(648)	–	–
Policy maintenance expenses					
– Commission		**(154)**	(155)	–	–
– Other		**(903)**	(1,037)	–	–
Investment management expenses		**(258)**	(251)	–	–
Interest					
– Deposits		–	(8)	–	–
– Borrowings		**(35)**	(221)	–	–
Other		**(1,011)**	(100)	–	–
Life insurance operating expenses		**(9,998)**	(14,820)	–	–
(c) Analysis of life insurance results					
Components of operating profit after income tax related to movements in policy liabilities attributable to shareholders include:					
– Planned margins of revenues over expenses released		**392**	537	–	–
– Profits (losses) arising from difference between actual and assumed experience		–	24	–	–
– Capitalised (losses) reversals		**(7)**	43	–	–
– Investment earnings on assets in excess of policy liabilities within the life insurance funds[2,3]		**(284)**	(119)	–	–
Net profit after income tax attributable to shareholders arising from the life insurance funds[2,3]		**101**	485	–	–

Notes:
1. These amounts are grossed up to include all premiums including deposit components and all claims including withdrawal components.
2. These results include investment earnings on shareholder capital held in the Group's various life insurance funds. This shareholder capital includes the amount to meet relevant regulatory requirements and to support their operations.
3. After eliminating dividends of A$46 million (2001: A$81 million) payable between UK life statutory funds and AMP Financial Services on the preference shares held by AMP Financial Services in UK Financial Services.

22. Life insurance business continued

	CONSOLIDATED		PARENT	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
(d) Policyholder liabilities				
Value of policyholder liabilities – projection method[1]				
Best estimate liability				
– Value of future policy benefits[2]	51,661	51,408	–	–
– Value of future expenses	4,454	4,556	–	–
– Value of future premiums	(13,404)	(15,216)	–	–
Total best estimate liability – projection method	42,711	40,748	–	–
Value of future profits				
– Policyholder bonuses[3]	6,689	12,971	–	–
– Shareholders' profit margins	2,632	3,442	–	–
Total value of future profits – projection method	9,321	16,413	–	–
Value of policyholder liabilities – accumulation method[4]				
Best estimate liability				
– Value of future policy benefits[3]	43,847	46,344	–	–
– Value of future acquisition expenses	(881)	(704)	–	–
Total best estimate liability – accumulation method	42,966	45,640	–	–
Value of declared bonus	682	1,474	–	–
Policy liabilities ceded under reinsurance[5]	445	436	–	–
Unvested policyholder benefits	930	1,088	–	–
NPI policy liabilities in funds with no shareholder interest[6]	19,190	23,114	–	–
Total policyholder liabilities	116,245	128,913	–	–
Policyholder liabilities subject to capital guarantees	52,041	49,880	–	–

Notes:
1. For businesses valued by the projection method, the value of future charges for acquisition expenses is not an identified component of the policy liabilities.
2. Future policy benefits include bonuses credited to policyholders in prior periods but exclude current year and future bonuses.
3. Future bonuses exclude current year bonuses.
4. Where the accumulation method of valuation is used, policy liabilities are divided into the two components – value of future policy benefits and value of future charges for acquisition expenses.
5. An amount of $1,275 million has been reclassified in 2001 out of policy liabilities ceded under reinsurance to correctly eliminate intragroup reinsurance transactions and ensure comparability with the current year. The same amount has been reclassified out of reinsurance and other recoveries within receivables (Note 6).
6. Policy liabilities in respect of National Provident Life Limited ('NPI Closed Fund').

Notes to the financial statements continued
for the year ended 31 December 2002

22. Life insurance business continued

(e) Life insurance policy liabilities valuation

Policy liabilities, and hence the net profit of life insurance businesses, are established by applying the principles of Margin on Services (MoS). MoS is the financial reporting methodology for Australian life insurance companies as prescribed under the Life Insurance Act 1995 (Life Act). Policy liabilities are determined in accordance with Actuarial Standard 1.03: Valuation of Policy Liabilities (Valuation Standard) issued by the Life Insurance Actuarial Standards Board under the Life Act.

The life insurance business of the Group's overseas subsidiaries is not directly subject to the Life Act. However, policy liabilities arising in all of the Group's life insurance subsidiaries have been calculated on the basis of the Australian requirements for the purpose of producing AMP Limited consolidated accounts.

The policy liabilities and solvency reserves for all life insurance businesses have been determined at the reporting date, and relevant actuarial officers within those businesses are satisfied as to the accuracy of the data used in those calculations.

The methods and profit carriers used to calculate policy liabilities for particular policy types are as follows:

BUSINESS TYPE	METHOD	PROFIT CARRIERS (FOR BUSINESS VALUED USING PROJECTION METHOD)
Conventional	Projection	Bonuses
Investment account	Projection / Modified accumulation	Interest credits
Investment-linked	Projection / Accumulation	Asset under management charges
Allocated annuity	Accumulation / Modified accumulation	Interest credits
Risk	Projection / Accumulation	Expected claim payments
Annuity	Projection	Annuity payments

Under the projection method, estimates of policy cash flows (premiums, benefits, expenses and profit margins to be released in future periods) are projected into the future. The projected profit margins are expressed as a percentage of the relevant profit carrier. The policy liability is calculated as the net present value of these projected cash flows.

Under the accumulation method for investment products the policy liability is the accumulation of amounts invested by policyholders, less fees specified in the policy plus investment earnings. This accumulation may be adjusted to the extent that acquisition expenses are to be recovered from future margins between fees and expenses. A similar approach is used for some risk business except that the basic accumulation is the amount of unearned premium plus outstanding and unreported claims at the valuation date.

For group investment account business and some individual investment account business, a modified accumulation approach is used which allows for the fact that crediting rates are determined by reference to investment income over a period longer than one year.

All the profits arising from the life insurance fund of NP Life accrue to the policyholders of that fund. As shareholders have no direct interest in that fund, the policy liabilities for that business are equal to the net assets of the relevant life insurance funds.

Approximate methods have been used in the calculation of policy liabilities for some products for which the liabilities and profit are not material.

Set out below is a summary of the key assumptions used in the calculation of policy liabilities.

(i) Discount rates (investment earnings)

For products matched closely by portfolios of fixed interest securities, the assumed earning rate is the implied yield on the total portfolio of matching assets less an appropriate margin for default risk.

The assumed earning rates for other business are largely driven by long term (eg 10 year) government bond yields. The bond yields used at 31 December 2002 were (2001 in parentheses):

	LONG TERM BOND YIELD
Australia	5.2% (6.1%)
New Zealand	6.2% (6.9%)
United Kingdom	4.5% (5.1%)

22. Life insurance business continued

For products backed by mixed portfolios of shares, property and fixed interest securities, the assumption then varies with the proportion of each asset sector backing the product. Assumed earning rates for each asset sector are determined by adding to the bond yield various risk premia which reflect the relative differences in expected future earning rates for different countries and asset sectors. The risk premia applicable at 31 December 2002 were (2001 in parentheses, where different):

	AUSTRALIA	NEW ZEALAND	UK
Local Equities	3.5% (4.0%)	3.6% (3.1%)	3.3% (3.0%)
International Equities	2.9% (3.0%)	2.9% (3.0%)	2.9% (3.0%)
Property	2.4% (2.0%)	2.0%	2.0%
Corporate Bonds	0.5%	0.5%	0.5%
Other Fixed Interest	0.0%	0.0%	0.0%
Cash	–1.0%	–1.0%	–1.0%

For 2002, the risk premia for equities and Australian property include an allowance for the extent to which the relevant market is perceived to be under or over valued relative to bond markets.

Consistent with the above, minor changes have also been made to the assumed mix between future income and capital gains for the purposes of estimating future tax.

At 31 December 2001 an explicit allowance was made for transaction costs, averaging 0.2%. At 31 December 2002 no explicit allowance is made, the cost being allowed for implicitly in the risk premia.

Some significant changes in assumed asset mix have occurred in those funds containing participating business. The broad asset mixes for such funds at 31 December 2002 were (2001 in parentheses):

	EQUITIES	PROPERTY	FIXED INTEREST	CASH
Statutory Fund 1 (Australia)	28% (32%)	16% (17%)	42% (40%)	14% (11%)
Statutory Fund 1 (NZ non IL)	43% (55%)	18% (21%)	34% (23%)	5% (1%)
Pearl Long Term Fund	33% (63%)	14% (9%)	38% (26%)	15% (2%)
London Life With Profits Funds	41% (56%)	11% (11%)	46% (31%)	2% (2%)

Where the assumption used is net of tax, then tax on investment income is allowed for at rates appropriate to the country, class of business and asset sector, including any allowance for imputation credits on equity income.

(ii) Future growth in unit prices
For investment-linked business the assumed future rates of growth of unit prices are the discount rates (determined as above) less appropriate allowance for management fees.

(iii) Future participating benefits
For participating business, the total value of future bonus (and the associated shareholders' profit margin) which is included in policy liabilities is the amount supported by the value of supporting assets after allowing for the assumed future experience. The pattern of bonuses and shareholder profits assumed to emerge in each future year then depends on the assumed relationship between reversionary bonus (or interest credits) and terminal bonus. This relationship is set to reflect the philosophy underlying actual bonus declarations.

There have been no changes to the basis on which the assumed future relationship between reversionary bonus and terminal bonus is determined, although the level at which business is pooled for determining supportable bonuses has been increased at Pearl, consistent with management methodology, developments in UK regulations and industry practice.

Actual bonus declarations are determined to reflect, over time, the investment returns of the particular fund and other factors in the emerging experience and management of the business. These factors include allowance for a reasonable degree of smoothing; reasonable expectations of policyholders; equity between generations of policyholders and across different classes and types of business; and on-going solvency and capital adequacy. Given the many factors involved, the range of bonus structures and rates for AMP's participating business is extremely diverse.

(iv) Future maintenance expenses
Unit maintenance costs are based on budgeted expenses (including GST as appropriate and excluding one-off expenses) in the year following the reporting date, increased by the rate of inflation set out below. These expenses include fees charged to the life funds by service companies. Unit costs vary by product line and class of business based on an apportionment which is supported by expense analyses.

Future investment expenses are based on the fees currently charged by the asset managers.

Notes to the financial statements continued
for the year ended 31 December 2002

22. Life insurance business continued

(v) Inflation and indexation
Annual inflation rates of 2.1%, 2.6% and 1.8% are assumed for Australia, New Zealand and the UK respectively (2001: 2.6% for Australia, 2.4% for New Zealand and 1.9% for the UK). The assumptions for expense inflation are based on these rates, having regard also to the terms of the relevant service company agreements.

Benefits and premiums under many regular premium policies are automatically indexed. Assumed future take-up of these indexation options is based on AMP's own experience.

(vi) Basis of taxation
The bases of taxation in each country (including deductibility of expenses) are assumed to continue in accordance with current legislation. Refer to Note 5 for details.

(vii) Voluntary discontinuance
Rates for the incidence of withdrawals, paid-ups and premium dormancy are based on recent investigations of experience. The rates are based upon individual global rates for each of the product groups which are then adjusted for either duration or age attained, as appropriate. Given the variety of influences affecting discontinuance for different product groups, the range of voluntary discontinuance rates across the Group is extremely diverse.

Future rates of discontinuance at 31 December 2002 are unchanged from those assumed at 31 December 2001 apart from:
- In Australia, increases ranging from 1% pa to 2% pa to withdrawal rates for retail superannuation, risk and allocated annuity business combined with some reductions for group superannuation and closed ordinary investment-linked and investment account products;
- In New Zealand, increase in withdrawal rates for disability and reduced rates for term and investment account products; and
- In UK, increase in withdrawal rates for risk business at Pearl.

(viii) Surrender values
The surrender bases assumed are those current at the reporting date. During 2002, there have been no changes to these which would materially affect the valuation results.

(ix) Mortality and morbidity
Standard mortality tables applicable to each country are used (eg IA95-97 and IM(F)80 in Australia and New Zealand, AM(F)80 and RM(C)V92 in the UK). These standard tables are based on national or industry wide data. They are then adjusted by factors which take account of AMP's own experience. For annuity business adjustment is also made for mortality improvement prior to and after the valuation date.

Assumed rates of mortality at 31 December 2002 are, in some instances, lower than those assumed at 31 December 2001, to reflect increased longevity of the population. In particular, rates of annuitant mortality have been reduced; by 1% in Australia and New Zealand and 12% to 20% at NPI. Following analysis of recent experience, no change in annuitant mortality assumptions has been made at Pearl or London Life.

For the incidence of lump sum disability, standard tables are not available and so the assumptions are based on recent AMP and industry experience. There have been no significant changes to these assumptions over the year.

For Australian disability income business, the most suitable table available is CIDA85, which is based on North American experience. It is extensively adjusted for AMP's experience with the adjustment dependent on age, sex, waiting period, occupation, smoking status and claim duration. As at 31 December 2002 changes have been made to the occupation factors such that, on average, the assumed rates of claim incidence are about 5% lower than those assumed at 31 December 2001.

(f) Policy acquisition costs – life insurance
Policy acquisition costs are the fixed and variable costs of acquiring new business and include the related commission, policy issuing and underwriting costs, agency expenses and other sales costs. The actual acquisition costs incurred in life businesses are recorded in the statement of financial performance.

The future recovery of acquisition costs is taken into account in determining life insurance policy liabilities. The acquisition costs to be recovered are determined as the excess (if any) of the actual costs incurred over the explicit initial policy charges. Losses are recognised at inception where future profits are insufficient to recover net acquisition costs.

(g) Unvested policyholder benefits
For those Australian and New Zealand life insurance funds which include participating business, part of the assets in excess of the policy and other liabilities calculated under MoS is attributed to policyholders. Under the Life Act this is referred to as policy owner retained profits.

For the purpose of reporting under Accounting Standard AASB 1038 this is referred to as unvested policyholder benefits and is treated as liabilities due to policyholders, as it represents amounts that have been allocated to participating policyholders generally, although they are yet to be vested in specific policyholder entitlements.

22. Life insurance business continued

(h) Restrictions on assets
Investments held in the life funds can only be used within the restrictions imposed under the Life Act, and the Financial Services and Markets Act 2000, and the rules of the relevant regulators in each country. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distributions when solvency, capital adequacy and other regulatory requirements are met.

(i) Solvency and capital adequacy
Life insurance companies are required to hold prudential reserves over and above their policy liabilities, as a buffer against adverse experience and poor investment returns. The minimum level of reserves required to be held by the AMP Group to support policyholder benefits is laid down by the Life Act and accompanying actuarial standards in Australia and by the rules of the Financial Services Authority in the UK. The AMP Group holds additional amounts within its life insurance subsidiaries to ensure a higher level of security for policyholder benefits.

At 31 December 2002, AMP Life's available assets across all its statutory funds were approximately 58% higher (2001: 77% higher) than the required solvency reserve.

In the UK, a common measure of financial strength is the free asset ratio, being the value of admissible assets and any implicit items less the value of statutory liabilities and the required minimum margin expressed as a percentage of the total liabilities. This measure is particularly relevant for companies with a substantial proportion of participating (with-profits) business. The full calculation of these items as at 31 December 2002 will be finalised and submitted to the UK regulator by the end of March 2003. The best estimate available of the free asset ratios of the entities for which the measure is most relevant were approximately 2% (2001: 5%) for Pearl, 3% (2001: 5%) for London Life and 2% (2001: 8%) for NPI Closed Fund.

(j) Disaggregated information
AMP's life insurance business is conducted through a number of life insurer entities in Australia and in the UK. All of the Australian life insurance business is conducted by AMP Life Limited.

Under the Life Act, the life insurance business is conducted within one or more separate statutory funds which are distinguished from each other and from the shareholders' fund. The financial statements of Australian life insurers prepared in accordance with AASB 1038, (and which are lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between the various life insurance Statutory Funds, and the Shareholders Fund.

Notes to the financial statements continued
for the year ended 31 December 2002

23. General insurance business

Activities reflected in 2001 include six months of the Australasian general insurance business divested on 1 July 2001, and 12 months of the general insurance businesses retained, including the run-off businesses.

	CONSOLIDATED		PARENT	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
(a) Analysis of general insurance operating result[1]				
Premium and related revenue				
Direct insurance premiums	**135**	1,074	–	–
Inwards reinsurance premiums	**32**	36	–	–
Outwards reinsurance expense	**(123)**	(240)	–	–
Net premium revenue	**44**	870	–	–
Direct claims expense	**(369)**	(906)	–	–
Inwards reinsurance claims expense	**46**	(276)	–	–
Reinsurance and other recoveries	**340**	299	–	–
Net claims expense	**17**	(883)	–	–
Acquisition costs	**(2)**	(140)	–	–
Other underwriting expenses	**(6)**	(56)	–	–
Other underwriting income	**2**	6	–	–
Levies and charges	**(3)**	(33)	–	–
Total underwriting expenses	**(9)**	(223)	–	–
Underwriting result	**52**	(236)	–	–
General administration expenses	**(29)**	(210)	–	–
Sundry income	**7**	76	–	–
	30	(370)	–	–
Investment income from general insurance activities				
Dividends	**1**	8	–	–
Interest	**170**	253	–	–
Rental income	**–**	13	–	–
Changes in net market value of investments				
– Unrealised	**8**	(61)	–	–
– Realised	**(118)**	263	–	–
Total investment income	**61**	476	–	–
Net profit (loss) before income tax	**91**	106	–	–

Note:
1. The presentation of reinsurance and other recoveries and outwards reinsurance expense is required by AASB 1023: 'Financial Reporting of General Insurance Activities' and differs from the presentation in Notes 3 and 4.

23. General insurance business *continued*

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(b) Outstanding claims – general insurance[1]				
Expected future claims payments – undiscounted	**3,494**	4,163	–	–
Discount to present value	**(365)**	(391)	–	–
Total outstanding claims	**3,129**	3,772	–	–
Current	**774**	1,079	–	–
Non-current	**2,355**	2,693	–	–
Total outstanding claims	**3,129**	3,772	–	–
The liability for outstanding claims is segmented as follows:				
Direct insurance	**1,552**	1,517	–	–
Inwards reinsurance	**1,577**	2,255	–	–
Total outstanding claims	**3,129**	3,772	–	–

(c) Outstanding claims details

The following range of inflation rates (normal and superimposed) and discount rates were used in the measurement of outstanding claims and reinsurance recoveries:

	FOR YEAR ENDED 31 DEC 2002		FOR YEAR ENDED 31 DEC 2001	
	YEAR ENDING 31 DEC 2003 %	SUBSEQUENT YEARS %	YEAR ENDING 31 DEC 2002 %	SUBSEQUENT YEARS %
Direct insurance				
Inflation rate[2]	**0 – 10.0**	**0 – 10.0**	0 – 10.0	0 – 10.0
Discount rate	**3.0 – 4.8**	**3.0 – 5.6**	4.0 – 5.5	4.0 – 7.5
Inwards reinsurance				
Inflation rate[2]	**0**	**0**	0	0
Discount rate	**3.0 – 4.0**	**3.0 – 4.0**	4.5 – 4.7	4.5 – 4.7

Economic inflation decreases the purchasing power of money and superimposed inflation is the escalation of claim payments due to changes in court awards and community attitudes etc.

The weighted average expected term to settlement of the outstanding claims from the balance date is estimated to be 3.4 years (2001: 3.2 years) for direct insurance and 3.2 years for inwards reinsurance (2001: 2.8 years).

Notes:
1. Reinsurance claims recoverable are included in Receivables (Note 6).
2. For inwards reinsurance and some direct insurance, inflation is allowed for implicitly in the method used to determine outstanding claims.

Notes to the financial statements continued
for the year ended 31 December 2002

23. General insurance business continued

	2002 CURRENT YEAR A$ MILLION	2002 PRIOR YEARS A$ MILLION	2002 TOTAL A$ MILLION	2001 CURRENT YEAR A$ MILLION	2001 PRIOR YEARS A$ MILLION	2001 TOTAL A$ MILLION
(d) Analysis of claims expense						
Current year claims relate to risks borne in the current financial year. Prior year claims relate to a reassessment of the risks borne in all previous financial years.						
Direct insurance						
Gross claims incurred and related expenses – undiscounted	–	414	414	828	165	993
Reinsurance and other recoveries – undiscounted	–	(313)	(313)	(247)	(37)	(284)
Net claims incurred – undiscounted	–	101	101	581	128	709
Discount and discount movement – gross claims incurred	–	(45)	(45)	(80)	(6)	(86)
Discount and discount movement – reinsurance and other recoveries	–	47	47	17	8	25
Net discount movement	–	2	2	(63)	2	(61)
Direct insurance claims expense	–	103	103	518	130	648

	2002 A$ MILLION	2001 A$ MILLION
Inwards reinsurance		
Gross claims incurred and related expenses – undiscounted	(161)	179
Reinsurance and other recoveries – undiscounted	(83)	(38)
Net claims incurred – undiscounted	(244)	141
Discount and discount movement – gross claims incurred	114	97
Discount and discount movement – reinsurance and other recoveries	10	(2)
Net discount movement	124	95
Inwards reinsurance claims expense	(120)	236
Direct insurance	103	648
Inwards reinsurance	(120)	236
Net claims expense	(17)	884
Reinsurance and other recoveries receivable		
Current	274	220
Non current	864	904
Total reinsurance and other recoveries receivable	1,138	1,124

24. Notes to the statements of cash flows

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Reconciliation of the net profit (loss) after income tax to cash flows from operating activities				
Net profit (loss) after income tax	(1,623)	(190)	577	166
Depreciation of operating assets	87	72	–	–
Amortisation and writedown of intangibles	175	55	–	–
Net profit (loss) on sale of investments and operating assets	902	(2,553)	–	–
Decrease (increase) in investment asset values	14,449	12,031	–	–
Dividend income reinvested	(349)	(365)	–	–
Decrease (increase) in receivables and other assets	(1,454)	(164)	(5)	3
(Decrease) increase in net policy liabilities	(13,094)	(6,070)	–	–
(Decrease) increase in income tax provisions	(859)	(1,064)	(2)	1
(Decrease) increase in other creditors	116	(2,696)	1	–
Cash flows from operating activities	(1,650)	(944)	571	170
(b) Reconciliation of cash				
Comprises:				
Cash on hand	1,321	881	2	16
Cash on deposit	10,037	7,604	–	–
Deposits in	(2,500)	(2,107)	–	–
Bank overdrafts	(84)	(50)	–	–
Short-term bills and notes (included in investments)	4,295	2,987	–	–
Balance at the end of the year	13,069	9,315	2	16
(c) Financing arrangements				
(i) Overdraft facilities				
Bank overdraft facility available	450	452	–	–
(ii) Credit standby facilities				
Revolving and standby credit facilities				
Available	3,115	2,675	–	–
Used	(232)	–	–	–
Unused	2,883	2,675	–	–
(iii) Loan facilities				
In addition to facilities arranged through bond and note issues (refer Notes 14 and 15), financing facilities are provided through bank loans under normal commercial terms and conditions.				
Available	2,053	2,260	–	–
Used	(1,953)	(2,209)	–	–
Unused	100	51	–	–
(iv) Bond and note funding programs				
Available	22,816	24,173	–	–
Used	(3,982)	(6,296)	–	–
Unused	18,834	17,877	–	–

Notes to the financial statements continued
for the year ended 31 December 2002

24. Notes to the statements of cash flows continued

(d) Acquisition of controlled entities

In the course of normal operating investment activities, AMP life insurance entities acquire equity interests in entities including unit trusts. In some cases, acquisition transactions result in AMP holding a controlling interest in the investee entity. The underlying net assets of such entities typically comprise investment assets including cash, and the consideration paid for a particular acquisition reflects the fair value of the investment assets acquired at the date of acquisition after taking into account minority interests.

From time to time, AMP also acquires equity interests in operating entities. Details of significant acquisitions of such entities are set out below:
2002: There were no significant acquisitions of controlled operating entities during 2002.
2001: On 3 August 2001, AMP acquired the independent financial advisory company Towry Law plc in the UK.

	CONSOLIDATED		PARENT	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
Consideration				
Cash paid	–	186	–	–
Loan notes	–	33	–	–
Total Consideration	–	219	–	–
Fair value of net assets acquired				
Cash at bank	–	3	–	–
Trade debtors	–	40	–	–
Investments	–	–	–	–
Other assets	–	92	–	–
Bank overdraft	–	(26)	–	–
Trade creditors	–	(77)	–	–
Policy owner liabilities	–	–	–	–
Other liabilities	–	(215)	–	–
Total fair value of net assets acquired	–	(183)	–	–
Percentage acquired	–	100%	–	–
Net cash effect				
Cash consideration paid	–	186	–	–
Cash at bank and on deposit included in net assets acquired	–	(3)	–	–
Bank overdrafts	–	26	–	–
Cash paid for the purchase of controlled entity as reflected in the consolidated statement of cash flows	–	209	–	–

24. Notes to the statements of cash flows *continued*

(e) Disposal of controlled entities

2002: AMP's Cogent businesses in Australasia, United Kingdom and Europe were sold.
2001: AMP's General Insurance businesses in Australia and New Zealand were sold.

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Consideration				
Cash received (net of sale costs paid)	**346**	1,062	–	–
Deferred consideration (net of accrued sale costs)	**20**	–	–	–
Fair value of shares and derivatives	**–**	300	–	–
Total consideration	**366**	1,362	–	–
Assets				
Cash at bank and on deposit	**85**	41	–	–
Outstanding premiums	**–**	206	–	–
Receivables	**41**	307	–	–
Equity securities	**–**	144	–	–
Debt securities	**–**	932	–	–
Property	**–**	119	–	–
Other investments	**1**	461	–	–
Operating assets	**16**	24	–	–
Deferred tax assets	**2**	53	–	–
Other assets	**8**	146	–	–
Excess of market value over net assets of controlled entities	**43**	1,102	–	–
Total assets sold	**196**	3,535	–	–
Liabilities				
Accounts payable	**22**	111	–	–
Unearned premiums	**–**	507	–	–
Outstanding claims	**–**	1,296	–	–
Provisions	**48**	34	–	–
Deferred tax liabilities	**–**	22	–	–
Borrowings	**24**	21	–	–
Total liabilities sold	**94**	1,991	–	–
Net assets sold	**102**	1,544	–	–
Net cash effect				
Cash consideration received	**346**	1,062	–	–
Less: cash at bank and on deposit included in net assets of entities disposed	**(85)**	(41)	–	–
Net cash received from disposal of controlled entities	**261**	1,021	–	–

Notes to the financial statements continued
for the year ended 31 December 2002

25. Financial instruments

(a) Interest rate risk

The following tables provide information about financial assets and financial liabilities showing the weighted average effective interest rate and the earlier of the contractual repricing or maturity date for each class of interest bearing financial instrument in the statement of financial position.

Life insurance operations are conducted within life insurance funds containing policyholder, shareholder and unattributed interests. All of these interests are included in the consolidated statement of financial position for the Group in accordance with AASB 1038: 'Life Insurance Business'.

The management of the risks associated with investments undertaken by life insurance funds including interest rate risk, is subject to the requirements of the relevant local regulatory requirements, which for Australia are governed by the Life Insurance Act 1995 in Australia, Financial Services and Markets Act 2002 in the UK and the rules of the relevant regulator in each country. This includes satisfying solvency requirements, which requires statutory reserves to be held specifically to address interest rate risk to the extent that assets are not matched against liabilities. A substantial portion of the interest-bearing financial assets outlined in the following tables represent investments held in life insurance funds in respect of policyholder and unattributed interests.

25. Financial instruments continued

31 DECEMBER 2002	NON INTEREST BEARING A$ MILLION	INTEREST BEARING CONTRACTUAL REPRICING OR MATURITY DATE (WHICHEVER IS EARLIER) 1 YEAR OR LESS A$ MILLION	1 TO 5 YEARS A$ MILLION	MORE THAN 5 YEARS A$ MILLION	TOTAL CARRYING AMOUNT A$ MILLION	WEIGHTED AVERAGE EFFECTIVE INTEREST RATE[1,3]
Financial assets						
Cash at bank and on deposit	59	11,299	–	–	11,358	3.9%
Receivables	5,823	–	–	–	5,823	–
Equity securities	54,431	–	–	–	54,431	–
Debt securities						
– Interest bearing securities[2]	–	8,820	9,281	35,903	54,004	5.4%
– Loans associated entities	195	–	376	–	571	6.7%
– Loans secured	29	5,993	1,041	467	7,530	6.7%
– Loans unsecured	1	103	8	62	174	6.8%
– Convertible notes	–	59	9	23	91	7.3%
– Debt unit trusts	2,179	–	–	–	2,179	–
Total financial assets	62,717	26,274	10,715	36,455	136,161	
Other assets					21,810	
Total assets per statement of financial position					157,971	
Financial liabilities						
Payables	4,421	–	–	–	4,421	–
Borrowings						
– Bank overdrafts	–	84	–	–	84	5.2%
– Bank loans	715	258	16	76	1,065	5.9%
– Bonds and notes	–	2,078	434	1,470	3,982	5.3%
– Deposits	121	2,295	84	–	2,500	4.7%
– Other loans	237	1,778	655	25	2,695	4.4%
– Lease liability	–	–	3	–	3	8.0%
Subordinated debt						
– 6.875% GBP Subordinated Guaranteed Bonds	–	–	–	369	369	6.9%
– 7.125% GBP Subordinated Guaranteed Step-up Bonds	–	–	–	471	471	7.1%
– AMP Income Securities	–	1,240	–	–	1,240	7.1%
– 9.625% GBP Subordinated Guaranteed Bonds	–	–	372	–	372	9.6%
– Subordinated Floating Rate Note	–	100	–	–	100	5.2%
Total financial liabilities	5,494	7,833	1,564	2,411	17,302	
Other liabilities					122,746	
Total liabilities per statement of financial position					140,048	
Interest rate swaps[3]		(1,217)	196	1,021		

Notes:

1. The weighted average effective interest rates are calculated on the interest bearing portion of financial assets and liabilities and are based on carrying amounts and rates applicable at balance date. Where applicable, the rates include the effect of amortisation of discounts, premiums and ancillary costs.
2. Interest bearing securities may be traded before their contractual or maturity dates.
3. Notional principal amounts. Includes swaps affecting interest rate sensitivity only. The impact of the swaps has been incorporated into the effective interest rates.

Notes to the financial statements continued
for the year ended 31 December 2002

25. Financial instruments continued

31 DECEMBER 2001	NON INTEREST BEARING A$ MILLION	INTEREST BEARING – CONTRACTUAL REPRICING OR MATURITY DATE (WHICHEVER IS EARLIER) 1 YEAR OR LESS A$ MILLION	1 TO 5 YEARS A$ MILLION	MORE THAN 5 YEARS A$ MILLION	TOTAL CARRYING AMOUNT A$ MILLION	WEIGHTED AVERAGE EFFECTIVE INTEREST RATE[1,3]
Financial assets						
Cash at bank and on deposit	47	8,438	–	–	8,485	3.6%
Receivables	6,484	–	–	–	6,484	–
Equity securities	71,772	–	–	–	71,772	–
Debt securities						
– Interest bearing securities[2]	–	8,816	7,820	32,442	49,078	4.9%
– Loans associated entities	222	17	5	253	497	7.6%
– Loans secured	22	5,249	2,869	1,034	9,174	6.4%
– Loans unsecured	15	208	6	–	229	11.6%
– Convertible notes	–	–	69	17	86	7.8%
– Debt unit trusts	2,000	–	–	–	2,000	–
Total financial assets	80,562	22,728	10,769	33,746	147,805	
Other assets					24,285	
Total assets per statement of financial position					172,090	
Financial liabilities						
Payables	4,364	–	–	–	4,364	–
Borrowings						
– Bank overdrafts	–	50	–	–	50	5.1%
– Bank loans	392	851	261	–	1,504	6.0%
– Bonds and notes	–	4,236	600	1,460	6,296	5.4%
– Deposits	4	2,033	70	–	2,107	5.2%
– Other loans	22	35	91	557	705	7.4%
– Lease liability	–	–	6	–	6	7.5%
Subordinated debt						
– 6.875% GBP Subordinated Guaranteed Bonds	–	–	–	367	367	7.0%
– 7.125% GBP Subordinated Guaranteed Step-up Bonds	–	–	–	468	468	7.3%
– AMP Income Securities	–	1,240	–	–	1,240	6.9%
– 9.625% GBP Subordinated Guaranteed Bonds	–	–	369	–	369	9.6%
– Subordinated Floating Rate Note	–	100	–	–	100	5.7%
Total financial liabilities	4,782	8,545	1,397	2,852	17,576	
Other liabilities					137,197	
Total liabilities per statement of financial position					154,773	
Interest rate swaps[3]		(2,171)	1,161	1,010		

Notes:
1. The weighted average effective interest rates are calculated on the interest bearing portion of financial assets and liabilities and are based on carrying amounts and rates applicable at balance date. Where applicable, the rates include the effect of amortisation of discounts, premiums and ancillary costs.
2. Interest bearing securities may be traded before their contractual or maturity dates.
3. Notional principal amounts. Includes swaps affecting interest rate sensitivity only. The impact of the swaps has been incorporated into the effective interest rates.

25. Financial instruments continued

(b) Net fair values

The aggregate carrying amount of financial assets and financial liabilities, both recognised and unrecognised, at the balance date, approximate their net fair values except for the following:

	TOTAL CARRYING AMOUNT AS PER THE STATEMENT OF FINANCIAL POSITION		AGGREGATE NET FAIR VALUE	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
Financial assets				
Loans – secured	**7,530**	9,174	**7,490**	9,271
Total financial assets	**7,530**	9,174	**7,490**	9,271
Financial liabilities				
AMP Income Securities	**1,240**	1,240	**1,107**	1,130
Bonds and notes	**3,982**	6,296	**3,900**	6,148
6.875% GBP Subordinated Guaranteed Bonds	**369**	367	**293**	383
7.125% GBP Subordinated Guaranteed Step-Up Bonds	**471**	468	**408**	495
9.625% GBP Subordinated Guaranteed Bonds	**372**	369	**412**	417
Subordinated Floating Rate Note	**100**	100	**104**	104
Total financial liabilities	**6,534**	8,840	**6,224**	8,677
Derivative financial instruments				
Interest rate derivatives	**–**	–	**(73)**	(181)
Forward foreign exchange contracts	**(26)**	(12)	**(26)**	(12)

The net fair value estimates for financial assets and liabilities of the Group are based on the following methodologies and assumptions:

Financial assets

Cash at bank and on deposit

The carrying value of cash at bank and on deposit approximates their net fair value as they are short term in nature. Details of balances comprising cash at bank and on deposit and valuation methods applied are outlined in Note 1(e).

Receivables

Receivables comprise balances carried at nominal amounts due less any provision for impairment, and receivables integral to the general insurance or life insurance operations of the Group which are either discounted to their present value or reported at their market value. In each case the carrying values approximate their net fair value. Further details in relation to the valuation methods adopted are outlined in Note 1(f).

Equity securities

Equity securities, the majority of which are listed, are carried at market value based on either their quoted market prices or Directors' valuations. In each case their carrying values approximate their net fair value. Further details in relation to the valuation methods applied are outlined in Note 1(g).

Debt securities – loans secured

The net fair value of loans secured are calculated by utilising a discounted cash flow model (the net present value of the future principal and interest cash flows), based on the maturity of the loans. As loans secured are unlisted, the discount rates applied are based on the yield curve appropriate to the remaining term of the loans.

Loans secured may be carried in excess of fair value due to fluctuations in interest rates on fixed rate loans. As the fluctuations in fair value do not represent a permanent diminution and the carrying amount of the loans is recorded at recoverable amount after assessing the required impairment provision, it is not appropriate to restate their carrying amount.

Debt securities – other

Other debt securities include interest bearing securities, unsecured loans, loans to associated entities, convertible notes or debt securities held through unit trusts. Most of these assets are held in life funds and are market valued. Details of valuation methods are outlined in Note 1(g).

Financial liabilities

Payables

Payables comprises trade creditors, policies in the process of settlement and other creditors. Accounts payable are carried at nominal amounts due. The carrying values of accounts payable approximate their net fair value.

Borrowings

Borrowings comprise domestic commercial paper and various floating rate and medium term notes. Their net fair value is estimated by discounting their cash flows at market fair value rates appropriate for their respective maturity. Further details in relation to the valuation methods applied are outlined in Note 1(q).

Notes to the financial statements continued
for the year ended 31 December 2002

25. Financial instruments continued

Subordinated debt
Subordinated debt for the Group comprises various subordinated guaranteed bonds, and AMP income securities. As these instruments are listed securities their fair value is determined with reference to their actual quoted market prices at balance date. Further details in relation to the valuation methods applied are outlined in Note 1(q).

Derivative financial instruments
Interest rate swap agreements
The net fair value of interest rate swap agreements is determined as the difference in present value of the future interest cash flows. This is the estimated amount which the Group would receive or pay to terminate the contracts at the reporting date. The discount rates applied were based on quoted market prices.

Forward foreign exchange contracts
The net fair value of forward foreign exchange contracts is determined at balance date by applying the closing quoted market spot rate. This is the estimated amount which the Group would receive or pay to terminate the contracts at the reporting date.

(c) Credit risk exposures

The maximum exposure to credit risk at balance date in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the statement of financial position.

At balance date, AMP had no specific concentration of credit risk with a single counterparty arising from the use of financial instruments other than the normal clearing house exposures associated with dealings through recognised exchanges.

The counterparties to off-exchange contracts are limited to companies with strong credit ratings. The credit risks associated with these counterparties are assessed under the same management policies as applied to direct investments in AMP's portfolio.

(d) Derivative financial instruments entered into for hedging purposes

Derivative transactions undertaken by life insurance controlled entities as part of life insurance operations
The Group uses derivative financial instruments as a means of hedging against the impact of market movements on the value of assets in the portfolio and as a means of effecting a change in the asset mix of the portfolio so as to reduce and eliminate risks. AMP's policy is to trade in derivatives only to hedge existing financial market risk and not for the purpose of speculation.

During 2002 various UK entities within the AMP Group entered into equity derivative transactions as a means of protecting their regulatory solvency positions. As at 31 December 2002 these positions remained open.

In respect of the risks associated with the use of derivative financial instruments, price risk is controlled through the setting of exposure limits which are subject to detailed monitoring and review. Foreign exchange hedges are monitored on a regular basis to ensure they are effective in the reduction of price risk.

All derivatives including financial futures, forward foreign exchange contracts, interest rate swaps, exchange traded and other options and forward rate agreements are recognised, recorded at market value and included in the investment asset category being hedged. The weighted average effective interest rate of each interest bearing investment asset incorporates the effective interest rate of all instruments including derivatives in the asset class.

Derivative transactions undertaken by non life insurance controlled entities
The principle of using derivative financial instruments for hedging in AMP Treasury and Banking operations is to minimise financial risk from movements in interest rates and foreign exchange rates. To achieve this objective, a combination of derivatives including swaps, futures, forwards and options in the interest rate and foreign exchange markets may be used. A description of each of these derivatives is shown below:

(i) Swaps – a swap transaction obliges the two parties to the contract to exchange a series of cash flows at specified intervals known as payment or settlement dates.

(ii) Forward contracts – a forward rate agreement is an agreement between two parties establishing a contract interest rate on a notional principal over a specified period commencing at a specific future date.

(iii) Futures contracts – a futures contract is similar to a forward contract. A futures contract obliges its owner to buy a specific underlying commodity or financial instrument at a specified price on the contract maturity date (or to settle the value for cash). Futures contracts are exchange traded.

(iv) Options – an option contract gives the option holder the right, but not the obligation, to buy or sell a specified amount of a given commodity or financial instrument at a specified price during a certain period or on a specific date. The writer of the option contract is obliged to perform if the holder exercises the right contained therein.

(e) Securitisation

During the year mortgages totalling $1,413 million (2001: $1,265 million) were sold into a securitisation vehicle. At 31 December 2002 AMP has outstanding securitised assets amounting to $2,322 million (2001: $1,462 million) after allowing for amortisation of the initial assets securitised.

The securities issued by the securitisation programmes do not represent deposits or other liabilities of the Group. The Group does not in any way stand behind the capital value and/or performance of the securities or the assets of the programme except to the limited extent provided in the transaction documents for the programme through the provision of arm's length services and facilities as outlined in Note 1(ee). The Group does not guarantee the payment of interest or the repayment of principal due on the securities. The Group is not obliged to support any losses that may be suffered by the investors and does not intend to provide such support. The Group has no right to repurchase any of the securitised loans and no obligation to do so.

25. Financial instruments continued

(f) Terms, conditions and accounting policies

The accounting policies and terms and conditions for each class of financial asset and financial liability at the balance date are outlined in Note 1. Further details in relation to the terms and conditions of financial instruments are also provided in Note 15 in relation to subordinated debt and Note 24 in relation to cash, deposits and financing arrangements.

Terms and conditions relating to borrowings are outlined following:

		CONSOLIDATED		PARENT	
	NOTE	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
Bonds and notes					
A$98 million (2001: A$200 million) Medium Term Notes (at weighted average rate of 4.75% maturing in November 2003)		**98**	200	–	–
A$400 million Medium Term Notes (at weighted average rate of 5.5% maturing in April 2004)		**400**	400	–	–
DEM1 billion Euro Medium Term Note (at 4.875% maturing November 2008)		**1,016**	1,010	–	–
Domestic Commercial Paper (at various rates maturing in less than 1 year)		**25**	228	–	–
Euro Commercial Paper (various short term discounted securities issued with a maturity of less than 1 year)		**561**	1,865	–	–
Floating Rate Notes (at 6 month LIBOR – 1% maturing March 2006)		**31**	33	–	–
GBP40 million Floating Rate Note (at 3 month LIBOR + 0.3% maturing November 2003)		**114**	114	–	–
GBP60 million Floating Rate Notes (at 3 month LIBOR + 0.22% maturing February 2002)		**–**	171	–	–
GBP160 million Euro Medium Term Note (at 6.375% maturing November 2010)		**454**	450	–	–
Henderson Floating Rate Notes due 2004		**3**	5	–	–
Negotiable Certificates of Deposit (at various rates maturing predominantly in 1 – 3 months)		**901**	1,444	–	–
USD200 million Floating Rate Notes (at 3 month LIBOR + 0.25% maturing June 2003)		**379**	376	–	–
Total bonds and notes	14	**3,982**	6,296	–	–

Notes to the financial statements continued
for the year ended 31 December 2002

26. Group controlled entity holdings

Details of investments in controlled entities are as follows:

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	% HOLDINGS 2001
1 York Street Holdings Pty Limited	Australia	Ord		100	100
145 Old Pittwater Road Pty Limited	Australia	Ord		100	100
255 George Street Investment A Pty Limited	Australia	Ord		100	100
255 George Street Investment B Pty Limited	Australia	Ord		100	100
321 Holdings Pty Ltd	Australia	Ord	1,2	–	–
345 Nominees Pty Limited	Australia	Ord	2	–	100
500 Collins Street Pty Limited	Australia	Ord A,B,C		100	100
A and B Properties Pty Limited	Australia	Ord		100	100
A.C.N. 063 600 260 Pty Limited	Australia	Ord		100	100
A.C.N. 086 091 643 Pty Limited	Australia	Ord		100	100
A.C.N. 086 091 689 Pty Limited	Australia	Ord		100	100
AASM Pty Limited	Australia	Ord	2	–	100
Abbey Capital Properties (NSW) Pty Limited	Australia	Ord		100	100
Abbey Capital Real Estate Pty Limited	Australia	Ord		100	100
ADP NZ Finance Company Limited	NZ	Ord	1,6	100	–
Advisaz Limited	UK	Ord		100	100
AG Australia Holdings Limited	Australia	Ord		100	100
AG Life Limited	Australia	Ord		100	100
Akimbo Nominees Limited	Hong Kong	Ord		100	100
Alaska Fibre Star LLC	USA	N/A	2,4	–	90
Alaska Northstar Communications LLC	USA	N/A	2,4	–	90
Alcobendas Entrust Limited	UK	Ord		100	100
Allmarg Corporation Limited	NZ	Ord, Pref		100	100
AMP (Bermuda) Limited	Bermuda	Ord, Red Pref		100	100
AMP (Buchanan Galleries) Limited	UK	Ord		100	100
AMP (NPI) Finance Limited	UK	Ord, Pref		100	100
AMP (NPI) Holdings Limited	UK	Ord A, Participating B		100	100
AMP (NPI) Payments Limited	UK	Ord		100	100
AMP (UK) Finance Services Plc	UK	Ord		100	100
AMP (UK) Financial Planning Limited	UK	Ord		100	100
AMP (UK) Financial Services Limited	UK	Ord		100	100
AMP (UK) Investment Services 2 Limited	UK	Ord		100	100
AMP (UK) Investment Services Limited	UK	Ord, Ord A		100	100
AMP (UK) PGI Limited	UK	Ord		100	100
AMP (UK) Plc	UK	Ord, Pref A,C		100	100
AMP (UK) Services Limited	UK	Ord		100	100
AMP (UK) Trustees Limited	UK	Ord		100	100
AMP AFSL Limited	Australia	Ord	1	100	–
AMP Annuities Limited	Australia	Ord		100	100
AMP ASAL Pty Ltd	Australia	Ord		100	100
AMP Asset Management Limited	UK	Ord		100	100
AMP Australia Nominees Pty Limited	Australia	Ord	6	100	100
AMP Australian Financial Services Holdings Limited	Australia	Ord	1,6	100	–
AMP Australian Real Estate Holdings Pty Limited	Australia	Ord		100	100
AMP Bank Limited	Australia	Ord		100	100
AMP Bayswater Coal Pty Limited	Australia	Ord		100	100
AMP Buchanan Plc	UK	Ord		100	100
AMP Capital Holdings Limited	NZ	Ord		100	100
AMP Capital Investments Limited	NZ	Ord A,B, Pref		90	90
AMP Capital Investments No. 2 Limited	NZ	Ord A,B, Pref		90	90
AMP Capital Investments No. 4 Limited	NZ	Ord A,B, Pref		90	90
AMP Capital Investments No. 5 Limited	NZ	Ord A,B, Pref		90	90
AMP Capital Investments No. 7 Limited	NZ	Ord A,B, Pref		90	90
AMP Capital Investments No. 8 Limited	NZ	Ord A,B, Pref		90	90

26. Group controlled entity holdings continued

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
AMP Capital Investments No. 9 Limited	NZ	Ord A,B, Pref		**90**	90
AMP Capital Investments No. 10 Limited	NZ	Ord A,B, Pref		**90**	90
AMP Capital Investments No. 11 Limited	NZ	Ord A, B		**90**	90
AMP Capital Investments No. 12 Limited	NZ	Ord A, B	1	**90**	–
AMP Chile Holdings Limitada	Chile	N/A		**100**	100
AMP Consulting Pty Limited	Australia	Ord		**100**	100
AMP Custodial Investments No. 1 Limited	NZ	Ord A,B, Pref		**90**	90
AMP Custodian Services (NZ) Limited	NZ	Ord		**100**	100
AMP European Holdings Limited (formerly AMP International & Technology Ventures Limited)	UK	Ord		**100**	100
AMP Finance Limited	Australia	Ord		**100**	100
AMP Finance Services Limited	Australia	Ord		**100**	100
AMP Financial Investment Group Holdings Limited	Australia	Ord		**100**	100
AMP Financial Planning Pty Limited	Australia	Ord		**100**	100
AMP Financial Services (Asia) Pte Limited	Singapore	Ord		**100**	100
AMP Financial Services Holdings Limited	Australia	Ord		**100**	100
AMP GBS Limited (formerly GIO Building Society Limited)	Australia	Fixed		**100**	100
AMP General Insurance Holdings Limited	Australia	Ord		**100**	100
AMP General Insurance Limited	Australia	Ord		**100**	100
AMP GI Distribution Pty Limited	Australia	Ord		**100**	100
AMP Global Property Investments Pty Limited	Australia	Ord		**100**	100
AMP Group Finance Services Limited	Australia	Ord		**100**	100
AMP Group Holdings Limited	Australia	Ord		**100**	100
AMP Group Services Limited	Australia	Ord		**100**	100
AMP Guardians Pty Limited	Australia	Ord		**100**	100
AMP Henderson Asset Management Limited	Australia	Ord		**100**	100
AMP Henderson Global Investors (New Zealand) Limited	NZ	Ord		**100**	100
AMP Henderson Global Investors Limitada	Chile	Ord		**100**	100
AMP Henderson Global Investors Limited	Australia	Ord		**100**	100
AMP Henderson Holdings Limited (formerly AMP Asset Management Holdings Limited)	Australia	Ord		**100**	100
AMP Henderson Property Nominees Limited	Australia	Ord		**100**	100
AMP Holdings Limited	Australia	Ord A,B, B Class Red Pref		**100**	100
AMP IFA Holdings Limited	Australia	Ord A,B		**100**	100
AMP Insurance Investment Holdings Pty Limited	Australia	Ord		**100**	100
AMP Interactive Investor Limited	UK	Ord		**100**	100
AMP International (Holdings) S.A.	Luxembourg	Ord		**100**	100
AMP International Holdings Limited	UK	Ord		**100**	100
AMP International Management Services S.A	Luxembourg	Ord		**100**	100
AMP Invest Plc	UK	Ord A,B		**100**	100
AMP Investment Management (NZ) Limited	NZ	Ord		**100**	100
AMP Investment Services No. 2 Pty Limited	Australia	Ord	6	**100**	100
AMP Investment Services Pty Limited	Australia	Ord		**100**	100
AMP Japan Co. Limited	Japan	Ord		**100**	100
AMP Life Limited	Australia	Ord		**100**	100
AMP-Medallist Investor, Inc	USA	Ord	6	**100**	100
AMP New Ventures Limited (formerly AMP Life (UK) Limited)	UK	Ord		**100**	100
AMP NZSSP Trustee Limited	NZ	Ord	1	**100**	–
AMP Overseas Investments (NZ) Limited	NZ	Ord		**100**	100
AMP Pensions Administration Limited (formerly Cogent Pensions Administration Limited)	UK	Ord		**100**	100
AMP Personal Investment Services Limited	Australia	Ord		**100**	100
AMP Portfolio Managers Limited	UK	Ord		**100**	100
AMP Private Capital New Zealand Limited	NZ	Ord		**100**	100
AMP Private Capital No. 2 Pty Limited	Australia	Ord		**100**	100

Notes to the financial statements continued
for the year ended 31 December 2002

26. Group controlled entity holdings continued

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
AMP Private Capital NZ Holdings Limited	NZ	Ord		100	100
AMP Private Investments Pty Limited	Australia	Ord		100	100
AMP Property Investments (Qld) Pty Limited	Australia	Ord		100	100
AMP Real Estate Pty Limited	Australia	Ord	6	100	100
AMP Remuneration Reward Plans Nominees Pty Limited	Australia	Ord		100	100
AMP Securities Co. Limited	Japan	Ord		100	100
AMP Service Software Development (NZ) Limited	NZ	Ord		100	100
AMP Services (NZ) Limited	NZ	Ord		100	100
AMP Services Holdings Limited	Australia	Ord		100	100
AMP Services Limited	Australia	Ord		100	100
AMP Shopping Centres Pty Limited	Australia	Ord		100	100
AMP Society Pty Limited	Australia	Ord		100	100
A.M.P. Superannuation Limited	Australia	Ord		100	100
AMP Superannuation (NZ) Limited	NZ	Ord		100	100
AMP Superannuation Investment Trustee (NZ) Limited	NZ	Ord		100	100
AMP Technology Ventures Limited	UK	Ord		100	100
AMP US Holdings Co	USA	Ord		100	100
AMP Virgin Holdings Limited	UK	Ord		100	100
A.M.P. Workers' Compensation Services (N.S.W.) Limited	Australia	Ord		100	100
AMP Workers' Compensation Services (VIC) Limited	Australia	Ord		100	100
AMP/ERGO Mortgage and Savings Limited	NZ	Ord		100	100
AMPG (1992) Limited	Australia	Ord		100	100
Ample Investment Limited	UK	Ord		100	100
Arrive Wealth Management Limited (formerly AMP Plus Limited)	Australia	Ord		100	100
Australian Mutual Provident Society Pty Limited	Australia	Ord		100	100
Australian Securities Administration Limited	Australia	Ord		100	100
Balclutha Holdings Limited	NZ	Ord, Pref		100	78
Basil Investments Limited	UK	Ord A, Pref B		100	100
Bolfend Pty Limited	Australia	Ord		100	100
Carillon Avenue Pty Limited	Australia	Ord		93	100
Celbella Pty Limited	Australia	Ord	2	–	100
Charter Sense Investments Limited	Hong Kong	Ord		100	100
Cinema Entrust Limited	UK	Ord		100	100
Cliffpath Pty Limited	Australia	Ord	2	–	100
Cloud Investments Limited	NZ	Ord		100	100
Cobalt Runoff Services Limited	Australia	Ord		100	100
Cogent Investment Operations Ireland Limited	Ireland	Ord	2	–	100
Cogent Investment Operations Jersey Limited	Jersey	Ord	2	–	100
Cogent Investment Operations Limited	UK	Ord	2	–	100
Cogent Investment Operations Luxembourg SA	Luxembourg	Ord	2	–	100
Cogent Investment Operations Pty Limited	Australia	Ord	2	–	100
Cogent Nominees (NZ) Limited	NZ	Ord	2	–	100
Cogent Nominees Pty Limited	Australia	Ord	2	–	100
Cogent Operations Limited	UK	Ord	2	–	100
Cogent Secretarial Services Limited	UK	Ord	2	–	100
Cogent Securities Pty Limited	Australia	Ord	2	–	100
Collins Place No. 2 Pty Limited	Australia	Ord		100	100
Collins Place Pty Limited	Australia	Ord		100	100
Commercial & Industrial Management Pty Limited (formerly AMP Commercial Property Management Pty Limited)	Australia	Ord		100	100
Compania Contractual Minera Equatorial Resources	Chile	Ord		95	95
Compania Contractual Minera Leonor	Chile	Ord A,B		95	95
Compania Contractual Minera Pabellon	Chile	Ord		51	51
Crescent Centre Bristol (No.1) Limited	UK	Ord	1	100	–
Crescent Centre Bristol (No.2) Limited	UK	Ord	1	100	–
CSC Information Systems Limited	UK	Ord A,B	6,7	25	25

26. Group controlled entity holdings continued

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
Culinary Air Limited	NZ	Ord		100	100
DTB Nominees Pty Limited	Australia	Ord	2	–	100
Eagle Towers Pty Limited	Australia	Ord		100	100
ELOANNZ.CO.NZ LIMITED	NZ	Ord		100	100
Equatorial Mineral Park, Inc	USA	Ord		95	95
Equatorial Mining Limited	Australia	Ord		95	95
Equatorial Mining North America, Inc	USA	Ord, Pref		95	95
Equatorial Nova Scotia Corp	Canada	Ord		95	95
Equatorial Resources Limited	Bermuda	Pref		95	95
Equatorial Tonopah, Inc	USA	Ord, Pref		95	95
Equatorial Treasure Limited	Bermuda	Ord, Pref		95	95
Equitorial Zonia, Inc	USA	Ord	2	–	95
ERGO Personal Financial Services Limited	NZ	Ord		100	100
Financial Services Distribution Limited	NZ	Ord		100	100
Forms Investment Limited	NZ	Ord		100	100
Frozen Foods Investment Limited	NZ	Ord		100	100
GIO Superannuation Guardian Pty Limited	Australia	Ord	2	–	100
GIO Workers Compensation (SA) Pty Limited	Australia	Ord	2	–	100
Gordian Mortgage Insurance Limited	Australia	Ord		100	100
Gordian RunOff (UK) Limited	UK	Ord		100	100
Gordian RunOff Limited	Australia	Ord, Pref A,B,C,D		100	100
GRW Group Pty Limited	Australia	Ord	2,3	–	100
GRW Property Limited	Australia	Ord	2,3	–	100
Guthrie Herrington & Co Limited	UK	Ord		100	100
Henderson (Bull Ring) Limited	UK	Ord		100	100
Henderson (Covent Garden) Limited	UK	Ord		100	100
Henderson (Martineau Phase 1) Limited	UK	Ord		100	100
Henderson (Martineau Phase 2) Limited	UK	Ord		100	100
Henderson (Moor House) Limited	UK	Ord		100	100
Henderson (Potteries) Limited	UK	Ord	1	100	–
Henderson Administration (Guernsey) Limited	Guernsey	Ord		100	100
Henderson Administration Group Limited	UK	Ord		100	100
Henderson Administration International Holdings Limited	UK	Ord, Part Pref		100	100
Henderson Administration Limited	UK	Ord		100	100
Henderson Administration Services Limited	UK	Ord		100	100
Henderson Administration Trustees Limited	UK	Ord	1	100	–
Henderson BR Birmingham Limited	UK	Ord		100	100
Henderson Equity Partners Limited	UK	Ord		100	100
Henderson Fund Management Plc	UK	Ord		100	100
Henderson Fund Management Stakeholder GP Limited	UK	Ord		100	100
Henderson Global Investors (France) SAS	France	Ord	1	100	–
Henderson Global Investors (Holdings) Plc	UK	Ord		100	100
Henderson Global Investors (Hong Kong) Limited	Hong Kong	Ord		100	100
Henderson Global Investors (International Holdings) BV	Netherlands	Ord		100	100
Henderson Global Investors (Japan) KK	Japan	Ord	8	100	100
Henderson Global Investors (Jersey) Limited	Jersey	Ord		100	100
Henderson Global Investors (North America) Inc	USA	Ord		100	100
Henderson Global Investors (Singapore) Limited	Singapore	Ord		100	100
Henderson Global Investors (Switzerland) AG	Switzerland	Ord	1	100	–
Henderson Global Investors BV	Netherlands	Ord		100	100
Henderson Global Investors Equity Planning Inc	USA	Ord		100	100
Henderson Global Investors GP LLC	USA	Ord	1	100	–
Henderson Global Investors Limited	UK	Ord		100	100
Henderson Global Investors (Ireland) Limited	Ireland	Ord	1	100	–
Henderson Global Investors Stakeholder GP Limited	UK	Ord		100	100
Henderson Independent Fund Management SA	Luxembourg	Ord		100	100
Henderson International Inc	USA	Ord		100	100

Notes to the financial statements continued
for the year ended 31 December 2002

26. Group controlled entity holdings continued

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
Henderson Invest Limited	UK	Ord		100	100
Henderson Investment Funds Limited	UK	Ord		100	100
Henderson Investment Management Limited	UK	Ord		100	100
Henderson Investors Limited	UK	Ord		100	100
Henderson Management SA	Luxembourg	Ord		100	100
Henderson MG Birmingham Limited	UK	Ord		100	100
Henderson MP Birmingham Limited	UK	Ord		100	100
Henderson Nominees Limited	UK	Ord	2	–	100
Henderson North American Partners	USA	N/A	2	–	100
Henderson Premier Greenford Limited	UK	Ord		100	100
Henderson Private Capital (GP) Limited	Scotland	Ord		100	100
Henderson Private Capital Limited	UK	Ord		100	100
Henderson Private Capital Pty Limited (formerly AMP Private Capital Pty Limited)	Australia	Ord	6	100	100
Henderson Property Management (Jersey) Limited	Jersey	Ord	6	100	100
Henderson Real Estate Strategy Limited	UK	Ord		100	100
Henderson Secretarial Services Limited	UK	Ord		100	100
Henderson Touche Remnant (Guernsey) Limited	Guernsey	Ord		100	100
Henderson Trust Company Limited	Jersey	Ord		100	100
HGI Investment Holdings Pty Limited	Australia	Ord	1	100	–
HGP2 Limited	Scotland	Ord	1	100	–
HGP3 Limited	Scotland	Ord	1	100	–
HGP4 Limited	Scotland	Ord	1	100	–
HGP5 Limited	Scotland	Ord	1	100	–
Hillross Financial Services Pty Limited	Australia	Ord		100	100
HPC Nominees Limited (formerly AMP Nominees Limited)	UK	Ord		100	100
INSSA Pty Limited	Australia	Ord		100	100
Interactive Investor (Overseas) Limited	UK	Ord		100	100
Interactive Investor International (SA) Pty Limited	South Africa	Ord	6	100	100
Interactive Investor Limited	UK	Ord		100	100
Interactive Investor Solutions Limited	UK	Ord		100	100
Interactive Investor Trading Limited	UK	Ord		100	100
Interactive Markets (Asia) Limited	HK	Ord		100	100
Interactive Markets Limited	UK	Ord		100	100
Inversiones Mineras Los Andes Limitada	Chile	Ord		100	100
Investment Services Nominees Pty Limited	Australia	Ord		100	100
JAMPS (Bermuda) Limited	Bermuda	Ord	2	–	70
Jetcloud Pty Limited	Australia	Ord		100	70
Kadella Park Pty Limited	Australia	Ord		100	100
Kent Street Pty Limited	Australia	Ord		100	100
KMH Holdings Pty Limited	Australia	Red Pref		100	100
Knox City Shopping Centre Investments (No. 2) Pty Limited	Australia	Ord		100	100
London Life (3 Henrietta Street) Limited	UK	Ord	1	100	–
London Life (7/8 Henrietta Street) Limited	UK	Ord	1	100	–
London Life (9 Henrietta Street) Limited	UK	Ord	1	100	–
London Life (10 Henrietta Street) Limited	UK	Ord	1	100	–
London Life (11 Henrietta Street) Limited	UK	Ord	1	100	–
London Life (12/13 Henrietta Street) Limited	UK	Ord	1	100	–
London Life (17/18 Henrietta Street) Limited	UK	Ord	1	100	–
London Life (30 Maiden Lane) Limited	UK	Ord	1	100	–
London Life (40/41 Maiden Lane) Limited	UK	Ord	1	100	–
London Life (Caxton Court) Limited (formerly London Life (4 Henrietta Street) Limited)	UK	Ord	1	100	–
London Life (Four Pools) Limited	UK	Ord		100	100
London Life (Hambridge) Limited	UK	Ord		100	100
London Life (High Road, Whetstone) Limited	UK	Ord		100	100
London Life (Lochside Court) Limited	UK	Ord		100	100

26. *Group controlled entity holdings* *continued*

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
London Life (Marsh Barton) Limited	UK	Ord	2	–	100
London Life (Norton Folgate) Limited	UK	Ord	1	**100**	–
London Life (Oldham Broadway) Limited	UK	Ord		**100**	100
London Life (Oxford SP) Limited	UK	Ord		**100**	100
London Life (Picketts Lock) Limited	UK	Ord		**100**	100
London Life (Rivergate) Limited	UK	Ord		**100**	100
London Life (Solihull) Limited	UK	Ord	2	–	100
London Life (Union Park) Limited	UK	Ord		**100**	100
London Life (Wharf) Limited	UK	Ord		**100**	100
London Life (Wincheap) Limited	UK	Ord		**100**	100
London Life Grosvenor Crescent Limited	UK	Ord	2	–	100
London Life Group Services Limited	UK	Ord		**100**	100
London Life Holdings Limited	UK	Ord		**100**	100
London Life Limited	UK	Ord		**100**	100
London Life Linked Assurances Limited	UK	Ord		**100**	100
London Life Trustees Limited	UK	Ord		**100**	100
Lonsdale Management Pty Limited	Australia	Ord	2	–	100
Marina Entrust Limited	UK	Ord	2	–	100
Maritime Insurance Agency (NZ) Pty Limited	NZ	Ord	2	–	100
Medallist AMP Golf Holdings Pty Limited	Australia	Ord	6	**80**	80
Mermaid Nominees Limited	UK	Ord	2	–	100
Merson (Qld) Pty Limited	Australia	Ord		**100**	100
Merson Property Pty Limited	Australia	Ord, Red Pref		**100**	100
Michie European Holdings BV	Netherlands	Ord		**100**	100
Mowla Pty Limited	Australia	Ord		**100**	100
Muirfield Properties Pty Limited	Australia	Ord		**100**	100
Narrawa Pty Limited	Australia	Ord		**100**	100
National Provident Institution	UK	N/A		**100**	100
National Provident Life Limited	UK	Ord		**100**	100
New London Properties Limited	UK	Ord, Cum Pref		**100**	100
NP Life Holdings Limited	UK	Ord, Ord B		**100**	100
NPI (10 Gt Newport) Limited	UK	Ord		**100**	100
NPI (10 Henrietta Street) Limited	UK	Ord	1	**100**	–
NPI (103 Broad Street) Limited	UK	Ord		**100**	100
NPI (107 Peascod) Limited	UK	Ord	2	–	100
NPI (118 High Street Winchester) Limited	UK	Ord	2	–	100
NPI (12 Eastgate) Limited	UK	Ord		**100**	100
NPI (17/18 Henrietta Street) Limited	UK	Ord	1	**100**	–
NPI (201 High Street Cheltenham) Limited	UK	Ord		**100**	100
NPI (226 Sauchiehall) Limited	UK	Ord		**100**	100
NPI (28/29 Southampton Street) Limited	UK	Ord	1	**100**	–
NPI (3 Henrietta Street) Limited	UK	Ord	1	**100**	–
NPI (30 Maiden Lane) Limited	UK	Ord	1	**100**	–
NPI (31 Cornmarket) Limited	UK	Ord		**100**	100
NPI (4 Henrietta Street) Limited	UK	Ord	1	**100**	–
NPI (40/41 Maiden Lane) Limited	UK	Ord	1	**100**	–
NPI (41 Kingsway) Limited	UK	Ord		**100**	100
NPI (42/43 Maiden Lane) Limited	UK	Ord	1	**100**	–
NPI (4 – 6 Commercial Street, Leeds) Limited	UK	Ord	1	**100**	–
NPI (55 Temple Row, Birmingham) Limited	UK	Ord	1	**100**	–
NPI (67/68 Long Acre) Limited	UK	Ord		**100**	100
NPI (7/8 Henrietta Street) Limited	UK	Ord	1	**100**	–
NPI (9 Henrietta Street) Limited	UK	Ord	1	**100**	–
NPI (Acton Lane) Limited	UK	Ord		**100**	100
NPI (Aspen) Limited	UK	Ord		**100**	100
NPI (Aztec West) Limited	UK	Ord		**100**	100
NPI (Belford) Limited	UK	Ord	2	–	100

Notes to the financial statements continued
for the year ended 31 December 2002

26. Group controlled entity holdings continued

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	 2001
NPI (Brandon Road) Limited	UK	Ord		100	100
NPI (Broadway) Limited	UK	Ord		100	100
NPI (CBX) Limited	UK	Ord		100	100
NPI (Chesford Grange) Limited	UK	Ord	2	–	100
NPI (Clarendon Road) Limited	UK	Ord		100	100
NPI (Corinthian House) Limited	UK	Ord		100	100
NPI (County Oak) Limited	UK	Ord	2	–	100
NPI (Cranmer House) Limited	UK	Ord		100	100
NPI (Cribbs Causeway) Limited	UK	Ord		100	100
NPI (Crossways) Limited	UK	Ord		100	100
NPI (Crossweys Guildford) Limited	UK	Ord	2	–	100
NPI (East Brickhill, Milton Keynes) Limited	UK	Ord		100	100
NPI (Gentleman's Walk) Limited	UK	Ord	2	–	100
NPI (Heathfield Road) Limited	UK	Ord		100	100
NPI (Hendon) Limited	UK	Ord		100	100
NPI (Hook) Limited	UK	Ord		100	100
NPI (Interplex 16) Limited	UK	Ord		100	100
NPI (IT, Maidenhead) Limited	UK	Ord		100	100
NPI (Kimpton) Limited	UK	Ord		100	100
NPI (Kings Road Reading) Limited	UK	Ord	2	–	100
NPI (Lexicon) Limited	UK	Ord		100	100
NPI (Linkmel) Limited	UK	Ord	2	–	100
NPI (Lister Road) Limited	UK	Ord		100	100
NPI (Long Acre) Limited	UK	Ord		100	100
NPI (Marlow) Limited	UK	Ord		100	100
NPI (Maylands 1) Limited	UK	Ord	1	100	–
NPI (Maylands 2) Limited	UK	Ord	1	100	–
NPI (Merlin Place) Limited	UK	Ord		100	100
NPI (Mile End) Limited	UK	Ord		100	100
NPI (Mount Pleasant) Limited	UK	Ord	2	–	100
NPI (Old Jewry) Limited	UK	Ord	2	–	100
NPI (Petty Cury) Limited	UK	Ord		100	100
NPI (Phase 20 GBP) Limited	UK	Ord		100	100
NPI (Phase 21 GBP) Limited	UK	Ord		100	100
NPI (Phase 9 GBP) Limited	UK	Ord		100	100
NPI (Piercy House) Limited	UK	Ord		100	100
NPI (Poplar) Limited	UK	Ord		100	100
NPI (Princes Road) Limited	UK	Ord	2	–	100
NPI (Printworks) Limited	UK	Ord		100	100
NPI (Queen Annes Gate) Limited	UK	Ord		100	100
NPI (Ranger House) Limited	UK	Ord		100	100
NPI (Roddis House) Limited	UK	Ord	2	–	100
NPI (Rutland Court) Limited	UK	Ord		100	100
NPI (Sitel House) Limited	UK	Ord		100	100
NPI (St Catherines) Limited	UK	Ord		100	100
NPI (St Martins Place) Limited	UK	Ord		100	100
NPI (St Vincent Street) Limited	UK	Ord	2	–	100
NPI (Stonecutter Square) Limited	UK	Ord		100	100
NPI (Stonecutter, Bristol) No. 1 Limited	UK	Ord		100	100
NPI (Stonecutter, Bristol) No. 2 Limited	UK	Ord		100	100
NPI (Stratford) Limited	UK	Ord	2	–	100
NPI (Temple Row) Limited	UK	Ord		100	100
NPI (Troy Court) Limited	UK	Ord		100	100
NPI (Vastern Court) Limited	UK	Ord	2	–	100
NPI (Victoria Square) Limited	UK	Ord		100	100
NPI (Westgate) Limited	UK	Ord		100	100
NPI Annuities Limited	UK	Ord		100	100

26. **Group controlled entity holdings** continued

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
NPI Asset Management Limited	UK	Ord		100	100
NPI Finance Plc	UK	Ord		100	100
NPI International Dublin Limited	Ireland	Ord		100	100
NPI Investment Managers Limited	UK	Ord		100	100
NPI Limited	UK	Ord		100	100
NPI Managed Properties Limited	UK	Ord		100	100
NPI Properties Limited	UK	Ord		100	100
NPI Self Invested Personal Pensions Limited	UK	Ord		100	100
Oyster Holding Company Limited	UK	Ord		100	100
Oyster Overseas Limited	UK	Ord		100	100
Pacemaker Limited	UK	Ord		100	100
Palmcord Holdings Pty Limited	Australia	Ord	2	–	100
Parentcraft Pty Limited	Australia	Ord A,B	2	–	51
Pearl (1/9 Friar Lane) Limited	UK	Ord		100	100
Pearl (12/18 St Stephens Street) Limited	UK	Ord		100	100
Pearl (21 South Gyle Crescent) Limited	UK	Ord		100	100
Pearl (29/30 Commercial Street) Limited	UK	Ord		100	100
Pearl (40 Marsh Wall) Limited	UK	Ord		100	100
Pearl (55 Bishopsgate) Limited	UK	Ord	2	–	100
Pearl (76/77 Princes Street) Limited	UK	Ord		100	100
Pearl (Alcobendas) Limited	UK	Ord		100	100
Pearl (Alder Castle) Limited	UK	Ord		100	100
Pearl (Bampton Way) Limited	UK	Ord		100	100
Pearl (Barwell) Limited	UK	Ord	2	–	100
Pearl (Barwell 2) Limited (formerly Pearl (19/20 New Bond Street) Limited)	UK	Ord		100	100
Pearl (Blakelands 1) Limited	Jersey	Ord	1	100	–
Pearl (Blakelands 2) Limited	Jersey	Ord	1	100	–
Pearl (Blakelands 3) Limited	UK	Ord	1	100	–
Pearl (Blythswood Square) Limited	UK	Ord	2	–	100
Pearl (Bridge St) Limited	UK	Ord		100	100
Pearl (Brighton Marina 2) Limited	UK	Ord		100	100
Pearl (Brunswick 1) Limited	Jersey	Ord	1	100	–
Pearl (Brunswick 2) Limited	Jersey	Ord	1	100	–
Pearl (Brunswick 3) Limited	UK	Ord	1	100	–
Pearl (Buchanan Galleries) Limited	UK	Ord		100	100
Pearl (CASA II) USA Inc	USA	Ord	1	100	–
Pearl (Castle Street/George Street) Limited	UK	Ord		100	100
Pearl (Chiswick House) Limited	UK	Ord		100	100
Pearl (Commonwealth House) Limited	UK	Ord		100	100
Pearl (Cutlers Court) Limited	UK	Ord		100	100
Pearl (Dimensions) Limited	UK	Ord		100	100
Pearl (Ellerman House) Limited	UK	Ord		100	100
Pearl (Exchange House, Wakefield) Limited (formerly Pearl (184-190 Oxford Street) Limited)	UK	Ord		100	100
Pearl (Factory Lane, Croydon) Limited	UK	Ord		100	100
Pearl (Farnborough Gate) Limited	UK	Ord		100	100
Pearl (Five Ways) Limited	UK	Ord	1	100	–
Pearl (Grand Island) Limited	UK	Ord		100	100
Pearl (High Street, EXETER) Limited	UK	Ord	2	–	100
Pearl (High Wycombe) Limited	UK	Ord		100	100
Pearl (Highland Landmark III) USA Inc.	USA	Ord		100	100
Pearl (Holbrook House) Limited	UK	Ord		100	100
Pearl (Hounds Hill) Limited	UK	Ord		100	100
Pearl (Hounds Hill 2) Limited	UK	Ord	1,2	–	–
Pearl (Hounds Hill 3) Limited	UK	Ord	1,2	–	–

Notes to the financial statements continued
for the year ended 31 December 2002

26. Group controlled entity holdings continued

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
Pearl (Icerenkoy) Gayrimenkul Ticaret ve Yonetimi Limited Sirketi	Turkey	Ord		100	100
Pearl (Key West, Slough) Limited	UK	Ord		100	100
Pearl (Kingsley House 1) Ltd	UK	Ord	1	100	–
Pearl (Kingsley House 2) Ltd	UK	Ord	1	100	–
Pearl (Midway MK) Limited	UK	Ord		100	100
Pearl (Moor House 1) Limited (formerly Pearl Nicholsons Centre) Limited)	UK	Ord		100	100
Pearl (Moor House 2) Limited (formerly Pearl (Rockingham House) Limited)	UK	Ord		100	100
Pearl (New Bridge Street West) Limited	UK	Ord		100	100
Pearl (Orbital Park) Limited	UK	Ord		100	100
Pearl (Park Place, Leeds) Limited	UK	Ord	2	–	100
Pearl (Parkway Bridge) Limited	UK	Ord		100	100
Pearl (Potteries) Limited	UK	Ord		100	100
Pearl (Premier Park 1) Limited	Jersey	Ord	1	100	–
Pearl (Premier Park 2) Limited	Jersey	Ord	1	100	–
Pearl (Princes Quay) Limited	UK	Ord		100	100
Pearl (Print Works) Limited	UK	Ord		100	100
Pearl (Quadrant) Limited	UK	Ord		100	100
Pearl (St Georges St, CANTERBURY) Limited	UK	Ord		100	100
Pearl (Stockingswater Lane) Limited	UK	Ord		100	100
Pearl (Stockley Park) Limited	UK	Ord		100	100
Pearl (Tavistock Road) Limited	UK	Ord		100	100
Pearl (Turkey) Limited	UK	Ord		100	100
Pearl (Vere Street) Limited	UK	Ord	2	–	100
Pearl (Waverley House) Limited	UK	Ord		100	100
Pearl (Wexham Springs) Limited	UK	Ord		100	100
Pearl (Winter's Building) Limited	UK	Ord		100	100
Pearl Assurance (Unit Funds) Limited	UK	Ord		100	100
Pearl Assurance (Unit Linked Pensions) Limited	UK	Ord		100	100
Pearl Assurance Group Holdings Limited	UK	Ord		100	100
Pearl Assurance Plc	UK	Ord A,B		100	100
Pearl Developments Limited	UK	Ord		100	100
Pearl Gayrimenkul Ticaret ve Yonetimi Limited Sirketi	Turkey	Ord		100	100
Pearl Group Limited	UK	Ord A,B,C, Pref		100	100
Pearl ISA Limited	UK	Ord		100	100
Pearl Trustees Limited	UK	Ord		100	100
Pearl Unit Trusts Limited	UK	Ord		100	100
Pearlinvest Limited	UK	Ord		100	100
Premier One Mortgage Advice Pty Limited	Australia	Ord	1	100	–
Priority One Agency Services Pty Ltd	Australia	Ord		100	100
Priority One Financial Services Limited	Australia	Ord		100	100
Puddle Dock Nominees Limited	UK	Ord	2	–	100
Quay Asset Management (Asia) Sdn Bhd	Malaysia	Ord	6	100	100
Quay Mining Pty Limited	Australia	Ord		100	100
Real Estate Strategy Limited	UK	Ord, Ord B		100	100
SADS Pty Limited	Australia	Ord	6	100	100
SAPM Limited	Australia	Ord		100	100
SAPS Limited	Australia	Ord A,B	2	–	100
Schroders Australia Management Services (Karrinyup) Pty Limited	Australia	Ord	2	–	100
Scrabster Bay Limited	Australia	Ord		100	100
Seek Holdings (NZ) Limited	NZ	Ord	1	100	–
Shanghai AMP Property Co Limited	China	Ord	6	81	81
Snalie Limited	UK	Ord, Ord A		100	100

26. *Group controlled entity holdings* *continued*

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
South Pacific Agricultural Company Pty Limited	Australia	Ord	6	100	100
SPF Management Limited	Australia	Ord	2	–	100
Stanbroke Pastoral Company Pty Limited	Australia	Ord	6	100	100
Stonecutter GP Limited	UK	Ord	1	100	–
Tecient Pty Limited (formerly Genlis Pty Limited)	Australia	Ord		100	100
TGI Australia Limited	Australia	Ord		100	100
The India Infrastructure Fund LLC	Mauritius	Red Pref	6	100	100
The London Life Association Limited	UK	N/A		100	100
TLIM Nominees Limited	UK	Ord, Ord A		100	100
TOA Pty Limited	Australia	Ord		100	100
Touche Remnant Investment Management Limited	UK	Ord		100	100
Touche Remnant Property Co	UK	Ord, Non Cum Pref		100	100
Towry Law (Asia) Asset Management Sdn, Bhd	Malaysia	Ord	2	–	65
Towry Law (Asia) Holdings Limited	Cayman Islands	Ord, Redeemable		100	100
Towry Law (Asia) HK Limited	Hong Kong	Ord		100	100
Towry Law (Asia) Limited	Hong Kong	Ord		100	100
Towry Law (Asia) Nominees Limited	BVI	Ord		100	100
Towry Law (Asia) Services Limited	Hong Kong	Ord		100	100
Towry Law (Bevingtons) Limited	UK	Ord		100	100
Towry Law (SE Asia) Limited	Malaysia	Ord		100	100
Towry Law Central Services Limited	UK	Ord		100	100
Towry Law Financial Services (Ireland) Limited	Ireland	Ord	1	100	–
Towry Law Financial Services Limited	UK	Ord, Ord A, Pref		100	100
Towry Law Fraser Smith Limited	UK	Ord		100	100
Towry Law Insurance Brokers Limited	UK	Ord		100	100
Towry Law International (Bermuda) Limited	Bermuda	Ord		100	100
Towry Law International (Japan) Limited	Japan	Ord		100	100
Towry Law International (SA) (Pty) Limited	South Africa	Ord		100	100
Towry Law International Europe NV	Belgium	Ord		100	100
Towry Law International Limited	Jersey	Ord		100	100
Towry Law Investment Management Limited	UK	Ord		100	100
Towry Law Investment Services Limited	UK	Ord		100	100
Towry Law plc	UK	Ord		100	100
Towry Law Quest Trustee Limited	UK	Ord		100	100
Towry Law Trustee Company Limited	UK	Ord		100	100
TR Development Capital Investments Limited	Jersey	Ord A,B		100	100
Valley Beef Company Pty Limited	Australia	Ord	6	55	55
VHD Holdings Pty Limited	Australia	Ord	3	100	100
Victoria Avenue Nominees Limited	Australia	Ord		100	100
Warringah Mall Holdings Pty Limited	Australia	Ord		100	100
Warringah Mall Pty Limited	Australia	Ord		100	100
Waterfront Place (No. 2) Pty Limited	Australia	Ord		100	100
Waterfront Place (No. 3) Pty Limited	Australia	Ord		100	100
WCI Cable Inc	USA	Ord	4,5	–	90
WCI Holdings Pty Limited	Australia	Ord		100	100
World Net Communications Inc	USA	Ord, Pref	4,5	–	90

Notes:
1. Acquired in 2002.
2. Disposed in 2002.
3. Voluntary winding up was commenced in 2002.
4. All existing shares of stock were cancelled in 2002 for no consideration. AMP received no recovery in respect of its shares, although it is receiving partial recovery in respect of its debt.
5. Sold new shares to a third party purchaser in 2002.
6. Not audited by Ernst & Young.
7. Pearl Group Limited has 57% of the voting rights in this entity.
8. Not audited by Ernst & Young in 2001. Entities disposed during 2002 are no longer audited by Ernst & Young unless otherwise noted.

Overseas entities audited by Ernst & Young International firms unless stated otherwise.

Notes to the financial statements continued
for the year ended 31 December 2002

26. Group controlled entity holdings continued

TRUSTS AND OTHER ENTITIES NAME OF ENTITY	COUNTRY OF REGISTRATION	REF	% HOLDINGS 2002	2001
3i Europe Investment Fund (formerly International Unlisted Investment Fund)	Australia		100	100
AMP Active Quant Share Fund	Australia		94	83
AMP Henderson International Share Trust	Australia		–	95
AMP Henderson Value Plus Aust Share Fund	Australia		100	–
AMP Investments Asia Pacific Power Fund	Australia		100	100
AMP Investments Australian Energy Fund	Australia		82	82
AMP Investments Australian Pacific Airports Fund	Australia		58	54
AMP Investments Infrastructure Debt Fund	Australia		67	62
AMP Investments Infrastructure Private Debt Fund No 2	Australia		57	58
AMP Liverpool Trust	Australia		100	100
AMP New Zealand Property Fund	NZ		72	75
AMP Premium Property Trust	NZ		100	100
AMP Property Securities Fund	NZ		74	–
AMP Private Capital Portfolio No. 1 Limited Partnership	Australia		100	100
AMP Private Capital Trust No.4	Australia		100	100
AMP Private Capital Trust No.9	Australia		100	100
AMP Reset Preferred Securities Trust	Australia	2	–	–
AMP Shopping Centre Holding Trust	Australia		100	100
AMP US Property Trust	Australia		100	100
AMPAM Bull Ring Fund	Australia		100	100
AMPAM Martineau Fund	Australia		100	100
AMPAM Martineau Galleries Fund	Australia		100	100
Asian Bond Fund	Australia		100	100
Australian Bond Index Fund	Australia		–	56
Australian Corporate Bond Fund	Australia		78	83
Australian Share Ex AMP Fund	Australia		79	76
Australian Share Index Fund	Australia		85	84
BT Wholesale International Share Fund	Australia		72	–
Balanced Growth Index Fund	Australia		–	99
Bishopsgate Property Trust	Australia		100	100
Bourke Place Unit Trust	Australia		57	57
Combined Asia Share Fund	Australia		100	100
Diversified Income Fund	Australia		53	–
Diversified Hi Yield Fund	Australia		51	–
Emerging Market Bond Fund	Australia		77	77

26. Group controlled entity holdings continued

TRUSTS AND OTHER ENTITIES NAME OF ENTITY	COUNTRY OF REGISTRATION	REF	% HOLDINGS 2002	2001
Enhanced Property Securities Index Fund	Australia		94	91
Future Direction Aust Bond Fund	Australia		76	–
Future Direction International Bond Fund	Australia		76	–
Future Directions Fund	Australia		94	70
Future Directions Growth Fund	Australia		94	–
Global Emerging Market Share Fund	Australia		79	85
Global Growth Opportunities Fund	Australia		78	78
Global Property Securities Fund	Australia		100	–
Hedged International Share Fund	Australia		93	–
International Bond Index Fund	Australia		91	91
International Share Index Fund	Australia		90	87
Invesco Wholesale Growth Pooled Superannuation Trust (formerly CSCT – Growth Fund)	Australia		51	–
Kent Street Investment Trust	Australia		100	100
Kent Street Unit Trust	Australia		100	100
KMH Holdings Unit Trust	Australia	1	–	100
Merril Lynch Mercury Balanced Pooled Super Fund	Australia		50	–
Merril Lynch Mercury Capital Stable Pooled Super Trust	Australia	1	90	88
Monash House Trust	Australia		100	100
Multimanager Australian Share Fund	Australia		72	–
Multimanager Global Share Fund	Australia		78	–
New Tech Infrastructure Fund	Australia		–	100
Office Building Trust	Australia		100	100
Property Income Fund (formerly GIO Property Wholesale Trust)	Australia		76	73
Rothschild Australia Balanced Superannuation Trust	Australia		51	–
Rothschild Australia Conservative Superannuation Trust	Australia	1	82	58
Rothschild Australian Share Superannuation Trust	Australia		82	80
Schroder Aust Equities Fund	Australia		59	–
Sustainable Future Australian Share Fund	Australia		65	86
Sustainable Future International Share Fund	Australia		–	71
TAA Trust	Australia		100	100
The Pinnacle Fund	Australia		99	99

Notes:
1. Not audited by Ernst & Young.
2. The AMP Reset Preferred Securities Trust is a special purpose vehicle whose activities are conducted on behalf of AMP Limited to allow the AMP Group to obtain benefits relating to the raising of funds. Hence it is considered to be a controlled entity of AMP Limited.

Notes to the financial statements continued
for the year ended 31 December 2002

27. Investments in associated entities

Details of investments in associated entities are as follows:

COMPANIES[1] NAME OF ENTITY	PRINCIPAL ACTIVITY	OWNERSHIP INTERESTS 2002 %	OWNERSHIP INTERESTS 2001 %	CARRYING AMOUNT 2002 A$ MILLION	CARRYING AMOUNT 2001 A$ MILLION
Held by life insurers					
Australia Pacific Airports Corporation Limited	Infrastructure development	–	24	–	225
Gove Aluminium Finance Limited	Aluminium smelting	**30**	25	**213**	227
Power Partnership Pty Limited	Electricity distribution	**32**	28	**236**	178
Virgin Money Group Limited	Financial services	**50**	50	**84**	186
Others (each less than A$50 million)		**Various**	Various	**110**	1,363
Total investments in associated entities				**643**	2,179

Details of investments in associated trusts are as follows:

UNIT TRUSTS[1] NAME OF TRUST	PRINCIPAL ACTIVITY	OWNERSHIP INTERESTS 2002 %	OWNERSHIP INTERESTS 2001 %	CARRYING AMOUNT 2002 A$ MILLION	CARRYING AMOUNT 2001 A$ MILLION
Held by life insurers					
No. 1 Spring Street Trust	Investment trust	**50**	50	**82**	82
AMP Investments Global Equity Fund (NZ)	Investment trust	**20**	25	**77**	126
AMP Investments Infrastructure Equity Fund	Investment trust	**32**	32	**92**	76
AMP Investments' World Index Fund	Investment trust	**36**	30	**137**	187
AMP Office Trust	Investment trust	**21**	–	**217**	–
AMP Property Securities Trust	Investment trust	**21**	–	**52**	–
AMP Shopping Centre Trust	Investment trust	**25**	32	**220**	313
Australian Bond Index Fund	Investment trust	**48**	–	**286**	–
Australian Energy Fund No.2	Investment trust	**46**	46	**35**	87
BT Balanced Returns Pooled Superannuation Trust	Investment trust	–	30	–	145
BT Wholesale International Share Fund	Investment trust	–	34	–	324
Barclays Diversified Stable Fund	Investment trust	**40**	–	**89**	–
Credit Suisse Asset Management International Shares Pooled Super Trust	Investment trust	–	11	–	78
Invesco Wholesale Growth Pooled Super Trust (formerly CSCT Growth Fund)	Investment trust	–	29	–	142
Darling Park Property Trust	Investment trust	**50**	50	**189**	190
Dresdner RCM International Equities Fund	Investment trust	**38**	–	**302**	–
Enhanced Index Share Fund	Investment trust	**47**	–	**120**	–
ING Wholesale Australian Share Fund (formerly Mercantile Mutual WT Australia SF)	Investment trust	**31**	31	**189**	144
ING Wholesale Managed Growth	Investment trust	**36**	–	**222**	–
International Bond Fund	Investment trust	**45**	47	**313**	308
International Share Fund	Investment trust	**43**	–	**290**	–
Lazard Freres Global Equities Fund	Investment trust	**36**	–	**150**	–
Merrill Lynch Mercury Balanced Pooled Super Fund	Investment trust	–	32	–	694
Rothschild Australia Balanced Superannuation Trust	Investment trust	–	30	–	552
Southland Plaza Trust	Investment trust	**50**	50	**298**	306
Tea Tree Plaza Trust	Investment trust	**50**	50	**168**	167
Perpetual Industrial Share Fund (formerly Perpetual Investment Share Plus)	Investment trust	**23**	25	**548**	415
Wholesale Australian Bond Fund	Investment trust	**38**	20	**263**	111
Others (each less than A$50 million)	Investment trusts	**Various**	Various	**233**	164
Investment in associated unit trusts				**4,572**	4,611
Balance of non-associated unit trust investments				**6,603**	13,653
Total investment in unit trusts				**11,175**	18,264

Note:
1. The balance date for all significant associated companies is 31 December. The balance date for all significant associated unit trusts is 30 June.

28. Forward investments, leasing and other commitments

	CONSOLIDATED		PARENT	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
Forward investment and other commitments at 31 December 2002 not provided for in the financial statements and expected to be payable				
Balance outstanding under contracts for the purchase of freehold and leasehold properties and/or erection of buildings thereon	**324**	527	**–**	–
Commitments to provide credit	**1,748**	1,550	**–**	–
Other	**139**	86	**–**	–
Total forward investment and other commitments not provided for	**2,211**	2,163	**–**	–
Operating lease commitments (non-cancellable)				
Due within one year	**58**	84	**–**	–
Due within one year to five years	**174**	177	**–**	–
Due later than five years	**127**	177	**–**	–
Total operating lease commitments	**359**	438	**–**	–
Finance lease commitments				
Due within one year	**1**	1	**–**	–
Due within one year to five years	**2**	4	**–**	–
Due later than five years	**–**	–	**–**	–
Total finance lease liability	**3**	5	**–**	–

Notes to the financial statements continued
for the year ended 31 December 2002

29. Contingent liabilities

The following are not recognised in the statement of financial position:

(a) Litigation and Arbitration

(i) In June 2002, legal proceedings were commenced in a US Federal Court in Portland, Oregon against AMP Life Limited (AMPL), AMP Henderson Global Investors Limited (AMPHGI) and several current and former officers of AMP Limited (AMP) and its subsidiaries. The plaintiffs allege, among other things, that the defendants breached duties owed to the plaintiffs arising out of oral agreements with AMPL and fiduciary duties owed to the plaintiffs as a result of AMPL's 90% shareholding in a private capital investment (with respect to which AMPHGI served as investment adviser). The plaintiffs and their affiliate were 10% shareholders in this investment.

In January 2003, AMPL filed a separate action in a US State Court in Oregon against the plaintiffs and others involved in the management of the company in which AMPL has invested. AMPL's claims include breach of fiduciary duty, negligent misrepresentation, fraud and breach of relevant securities laws.

Both the federal and state court proceedings are at an early stage and it is too early to determine their ultimate outcome.

(ii) A request for arbitration was filed before the London Court of International Arbitration on 23 January 2003 against AMP Private Capital Pty Limited (now Henderson Private Capital Pty Limited). The dispute arises from a joint venture agreement for the management of private equity funds in India.

Damages sought against AMP Private Capital Pty Limited exceed $A53 million (US$30 million). It is too early to determine the extent, if any, of its potential liability.

(iii) On 31 August 1999, proceedings were commenced in the Federal Court of Australia against GIO Australia Holdings Limited (now AG Australia Holdings Limited) – now a wholly owned subsidiary of AMP, Grant Samuel & Associates Pty Limited and a number of former directors of GIO.

The proceedings are brought on behalf of certain shareholders in GIO Australia Holdings Limited at the time of the takeover offer (announced by AMP Limited on 25 August 1998) who owned shares continuously between 25 August 1998 and 4 January 1999, other than shareholders related to the defendants.

The applicant asserts that an independent expert's report prepared by Grant Samuel and other information provided by GIO Australia Holdings Limited in its Part B Statement (issued in response to AMP Limited's takeover offer) was misleading in that shareholders were not adequately informed of certain risk factors concerning GIO Reinsurance. The applicant seeks damages against the defendants, including GIO Australia Holdings Limited.

AG Australia Holdings Limited has filed cross-claims against PricewaterhouseCoopers (Partnership), PwC Securities Limited, Macquarie Bank Limited and Grant Samuel & Associates Pty Limited who were its advisers in relation to the AMP takeover offer.

Grant Samuel has joined GIO Insurance Limited (now Gordian RunOff Limited) as a cross defendant to the proceedings.

These proceedings are still not at the stage where the Group is able to determine the extent, if any, of its potential liability.

(iv) In the course of normal business operations AMP is exposed to legal issues which involve litigation.

(b) Contingent liabilities which are considered to be covered under an insurance policy, but where indemnity has not been granted yet, are not reported here, to avoid making an admission which prejudices the insurer's rights.

(c) As part of the AMP Society demutualisation process, the AMP(UK) Ltd shares held by AMPOI (a NZ subsidiary of AMP Life Ltd), were restructured.

The Internal Revenue Department (IRD) issued a binding ruling in or about late 1997 indicating that the financial transactions involved in the restructure would be non taxable. The IRD has recently (6/12/02) advised AMP Life Limited that it contests the treatment of the restructure as non taxable and intends to issue a Notice of Proposed Adjustment ('NOPA'). The IRD has alleged that the previous ruling was based on the provision of insufficient information and misrepresentation by AMP, which is denied by AMP.

AMP Life disputes the IRD's position and, at the date of this report, has commenced judicial review of the IRD's proposed action on the basis that the previous ruling should stand. The initial estimate of tax involved is NZ$125 million but at this stage it is not possible to estimate with certainty the amount, if any, of the company's potential liability.

(d) In the normal course of business, the Group enters into various types of investment contracts that can give rise to contingent liabilities. These include foreign exchange contracts, financial futures, interest rate derivatives and exchange traded options. These contracts are entered into in the normal management of the investment portfolio.

(e) AMP Limited has given an undertaking to the Australian Prudential Regulation Authority (APRA) in relation to AMP Bank Limited to comply with the ongoing requirements of APRA.

(f) AMP Limited has entered into a deed to provide capital maintenance and liquidity support to AMP Bank Limited.

(g) In the normal course of business, AMP enters into various types of business contracts that give rise to contingent liabilities. These include guarantees for performance obligations and undertakings for maintenance of net worth and liquidity support to controlled entities in the Group.

29. Contingent liabilities continued

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(h) Other items				
Uncalled capital on shares in relation to				
– Associated entities	5	–	–	–
– Other entities	218	373	–	–
Uncalled capital on units in relation to				
– Associated unit trusts	39	42	–	–
– Other unit trusts	24	37	–	–
Estimated maximum liabilities under legal actions pending	3	6	–	–
Financial guarantees	10	162	–	–
Bank guarantees and other contingent liabilities arising from participation in joint ventures	–	1	–	–

30. Superannuation commitments

AMP contributes to a number of superannuation funds that exist to provide benefits for employees and their dependants on resignation, retirement, disability or death of the employee. Certain employees in the funds have benefits based on defined benefit arrangements, however new employees are generally offered only defined contribution style benefits. AMP entities and employees make contributions as specified in the rules of the respective funds.

Details are provided below of the major defined benefit funds contributed to by AMP in the year ended 31 December 2002.

	ACCRUED BENEFITS A$ MILLION	NET MARKET VALUE OF PLAN ASSETS A$ MILLION	NET SURPLUS A$ MILLION	VESTED BENEFITS A$ MILLION	DATE MEASURED
AMP Officers' Provident Fund[1]	867	920	53	840	31-03-2002[2]
AMP UK Staff Pension Scheme[3,4]	4,483	5,360	877	N/A[4]	31-12-2001[2]
AMP (New Zealand) Staff Superannuation Plan[3]	53	87	34	53	01-01-2000[2]

Notes:
1. Contributions by AMP to the AMP Officers' Provident Fund, on a basis recommended by the Fund Actuary, amounted to $43 million in 2002 (2001: $Nil).
2. Dates of the last actuarial valuations of these funds.
3. In view of significant surpluses, AMP did not make full regular contributions to these funds. AMP will recommence full regular contributions when it becomes appropriate to do so based on the scheme rules and on actuarial advice.
4. Vested benefits as defined in accounting standards in Australia are not normally calculated by UK funds of this type. In each case, vested benefits would be substantially the same as, or less than, the accrued benefits.

Notes to the financial statements continued
for the year ended 31 December 2002

31. Employee share and option plans

(a) Option Plans

(i) Options have been granted to employees other than executives under the Employee Option Plan, and to executives under the Executive Option Plan. The exercise price for the options granted at listing in June 1998 was the base price (A$16.00). For all subsequent grants, the exercise price is based on the market price at the date of the grant. The Board Remuneration Committee, in determining the exercise price, is able to approve a 5% discount to the market price. Other than options granted at listing in 1998 which lapse five years from the date of grant, all other options may generally be exercised between three and ten years after the date they are granted as long as any applicable exercise conditions are met.

(ii) Options were granted in 1998 and 1999 to a small number of senior executives under the Performance Share and Option Plan to reward outstanding achievement and to provide retention and motivation incentives. The exercise price on these options is A$Nil. There have been no further grants under this plan.

Holders of options under these plans do not have any right, by virtue of the option, to participate in any share issue of the company or any related body corporate or in the interest issue of any other registered scheme.

A table showing the 2002 movements in the option plans is included later in Note 31.

Since the end of the financial year and up to the date of this report, 85,000 options have been granted pursuant to a legal settlement. The exercise price of these options is $16.13 (35,000 options) and $16.49 (50,000 options) and may be exercised until 31 December 2003. Since the end of the financial year and up to the date of this report, 873,764 options have lapsed. The total number of options on issue at 26 February 2003 under all plans is 33,847,913.

(b) Share Plans

(i) The Executive Share Ownership Plan was approved by the Board on 23 February 2000 (Restricted Plan).
   - Shares were issued for no consideration to a small number of senior executives under the Restricted Plan in 2000, 2001 and 2002. These shares are generally subject to restrictions on transfer for three years from the date of issue. If an executive ceases to be an employee during that time, the shares will be forfeited unless the Board Remuneration Committee determines otherwise. Under the Restricted Plan, 10,000 shares were granted for no consideration on 28 March 2002 when the share price was $19.44.
   - As part of the executive short-term incentive programme for 2002, selected executives were invited to nominate to receive part of any 2002 short term incentive bonus as shares through the Restricted Plan as follows:
     (a) certain senior executives must nominate to receive 30% of any 2002 short term incentive as shares; and
     (b) approximately 200 executives may elect to take 25% of any 2002 short term incentive as shares.

   The price at which the shares are acquired by the executives is based on the average market price of the shares at the time they are acquired. The shares are generally subject to restrictions on transfer for three years from the date of allocation. Subject to the terms of the Restricted Plan, each participating executive will receive for no additional payment one share for every share held in the plan for a minimum of three years (matching shares).

(ii) The Reward Share Plan and the Access Share Plan give all employees the opportunity to acquire shares at a 5% discount. Shares issued to employees under the Reward Share Plan are subject to restrictions on transfer for three years from the date of issue, but the restrictions are lifted on cessation of employment. After the three year period, employees are entitled to receive, for no additional payment, one further share for every 10 shares held under the Reward Share Plan. The last offer made under the Reward Share Plan and the Access Share Plan was in September 2000. During the year, 5,501 shares were acquired under these plans. These plans have effectively been replaced by the Share Ownership and Share Acquisition Plans described in (v) below.

(iii) The UK Share Save Scheme involves a form of payroll savings. Eligible employees who wish to purchase shares contribute a monthly amount to a savings account. At the expiration of three years, the employees have the option to use the funds in the account (plus interest) to subscribe for shares. The last offer made under the UK Share Save Scheme was in March 2000. A table showing the 2002 movements is included later in Note 31.

(iv) Under the Henderson remuneration policy, there may be a requirement for some executives to defer an element of their short term incentive (STI) awards, growth equity bonus scheme (GEBS) and performance fees. A mandatory deferral applies above certain levels of award and is processed via the Deferred Equity Plan (DEP). Under DEP, executives can defer into AMP shares and or Henderson products. The deferred monies are paid directly to a trustee who purchases the nominated investments and holds them in trust. Under the two year DEP (applies to STI / performance fee deferrals), 50% of the investment units / shares are released to the employee at the end of the first year, the other 50% at the end of year two. Under the three year DEP (applies to GEBS), there is an element of matched units / shares.

31. Employee share and option plans continued

(v) In 2001, the Employee Share Ownership Plan (ESOP), the Employee Share Acquisition Plan (ESAP) and the All Employee Share Ownership Plan (AESOP) were approved by the Board. Under the plans, eligible employees were invited to apply for approximately A$1,000 (£400) worth of shares for no consideration.

- ▷ Eligible Australian or New Zealand employees could elect to participate in either the ESOP or the ESAP. Employees participating in the Australian / New Zealand plans were issued with 56 shares priced at A$17.85 (based on market price of shares at the time). Under the ESAP, employees may also elect to contribute part of their fixed pay and any bonuses towards acquiring shares. As an additional incentive for employees to acquire shares, each participating employee receives (for no additional payment) one share for every 10 shares that are held in the plan for a minimum of three years (to a maximum of 100 shares).
- ▷ Eligible UK employees could elect to participate in the AESOP. Employees participating in the UK plan were issued with 63 shares priced at £6.31 (based on market price of shares at the time). The AESOP also allows for employees to contribute up to 10% of their gross earnings towards acquiring shares, with similar incentives to the ESAP.

(vi) The Henderson Long Term Value Sharing Incentive Plan was introduced for the benefit of eligible employees in the Henderson business unit. Participants may forego a percentage of their annual cash bonus during the performance period in return for units in the plan. Henderson will match these units on the basis of service and whether it achieves its business earnings targets in each of the three years. The value of the units can go up or down, depending on whether Henderson meets, exceeds or misses a hurdle rate that gives an agreed rate of return on capital. At the end of the three-year period, 50% of the value of the units as determined under the plan will be paid in cash and 50% of the value will be applied to acquire shares bought on market at that time. These shares are subject to restrictions on transfer for three years from the date of issue.

(vii) The International Employee Share Ownership Plan (IESOP) was adopted by the Board in 2001. In 2002, amendments to it were approved. Under the IESOP plan, approximately 600 selected executives were invited to apply for performance rights which are a right to acquire a share if the applicable performance hurdles are satisfied over a three year performance period.

After the performance period, the number of performance rights capable of being exercised is calculated based on AMP's financial performance as measured by reference (over the performance period) to:

- ▷ Total shareholder return compared with 50 S&P/ASX 100 companies, for 25% of the performance rights granted to an executive; and
- ▷ Total shareholder return compared with 50 international companies in the life insurance and wealth management industry, for 50% of the performance rights granted to an executive; and
- ▷ AMP earnings per share, for 25% of the performance rights granted to an executive.

An executive is not entitled to shares before the performance rights become exercisable. If a performance hurdle is satisfied, a specified number of performance rights, as determined in accordance with the terms of issue, will become exercisable performance rights. The exercisable performance rights can then be exercised at any time before the expiry date (generally a further two years), otherwise they will lapse. Until performance rights are exercised, the executive will not be entitled to vote or receive dividends in respect of those performance rights.

Full vesting will only occur if AMP shares outperform 75% of the 50 S&P/ASX 100 companies and 50 international companies in the life insurance and wealth management industry and AMP's earnings per share grow by more than 12% per annum.

Nil vesting will occur if AMP shares outperform less than 50% of the 50 S&P/ASX 100 companies and 50 international companies in the life insurance and wealth management industry and AMP's earnings per share grow by less than 7% per annum.

One share will be issued or transferred to the executive, fully paid, on exercise of each performance right.

In December 2002, 3,222,975 performance rights were granted under the IESOP.

This grant includes 200,000 performance rights granted to the Managing Director and Chief Executive Officer which are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting).

Since the end of the financial year and up to the date of this report, 82,297 performance rights have been granted.

(c) Fair value of equity instruments granted

Existing financial reporting rules do not require the measurement and disclosure of any expense or value for the allocation of equity instruments to employees. However, it is anticipated that current deliberations by Australian and international accounting standards boards will lead to the introduction of new recognition, measurement and disclosure requirements, possibly from 2004. AMP has not recognised any expense in 2002.

An indicative fair value of the following equity instruments allocated to employees is:

Notes to the financial statements continued
for the year ended 31 December 2002

31. Employee share and option plans continued

	CONSOLIDATED	
	2002 A$	2001 A$
Performance rights[1,3]	22,756,042	–
Options[3]	330,500	23,189,184
Executive Share Ownership Plan (shares issued for no additional payment)[4]	194,400	3,730,200
Executive Share Ownership Plan (matching shares)[2,3]	1,221,800	–

Notes:
1. Includes 200,000 performance rights granted to the Managing Director and Chief Executive Officer which are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting).
2. Includes the matching shares which may be awarded to the Managing Director and Chief Executive Officer, subject to the terms of their offer and which are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting).
3. The indicative fair values at allocation date of performance rights, options and matching shares are calculated allowing for loss of dividend rights during the performance period, and a probability discount to reflect the applicable performance criteria.
4. Shares issued for no additional payments under the Restricted Plan are valued at the share price at date of grant.

31. Employee share and option plans continued

Details of options over unissued ordinary shares of AMP Limited are as follows:

GRANT DATE	EXERCISE PERIOD	EXERCISE PRICE	BALANCE AT 31 DEC 2002	EXERCISED DURING THE YEAR	ISSUED DURING THE YEAR	LAPSED DURING THE YEAR	BALANCE AT 31 DEC 2001
Executive Option Plan							
14/06/1998	14/06/2001 – 13/06/2003	A$16.00	**5,349,196**	427,354	–	213,405	5,989,955
26/06/1999	26/06/2002 – 25/06/2009	A$16.13	**2,467,576**	35,000	–	278,949	2,781,525
31/07/1999	31/07/2002 – 30/07/2009	A$16.49	**–**	–	–	50,000	50,000
28/08/1999	26/06/2002 – 25/06/2009	A$15.80	**171,925**	–	–	11,555	183,480
30/10/1999	30/10/2002 – 29/10/2009	A$15.47	**247,000**	–	–	–	247,000
18/12/1999	18/12/2001 – 17/12/2009	A$16.10	**40,000**	–	–	–	40,000
01/01/2000[1]	01/01/2003 – 31/12/2009	A$16.77	**90,000**	–	–	(1,500)	88,500
22/01/2000	22/01/2003 – 21/01/2010	A$16.13	**335,000**	–	–	–	335,000
19/02/2000	19/02/2003 – 18/02/2010	A$14.33	**30,000**	–	–	–	30,000
30/06/2000	30/06/2003 – 29/06/2010	A$16.41	**5,254,560**	102,000	–	775,834	6,132,394
26/08/2000	26/08/2003 – 25/08/2010	A$17.94	**235,000**	–	–	–	235,000
28/10/2000	28/10/2003 – 27/10/2010	A$17.37	**200,000**	–	–	–	200,000
09/12/2000	09/12/2003 – 08/12/2010	A$19.03	**110,000**	–	–	30,000	140,000
01/02/2001	01/02/2004 – 31/01/2011	A$18.68	**4,366**	–	–	–	4,366
01/02/2001	01/02/2004 – 31/01/2011	A$18.84	**195,634**	–	–	–	195,634
27/02/2001	27/02/2004 – 26/02/2011	A$19.29	**110,000**	–	–	–	110,000
21/03/2001	21/03/2004 – 20/03/2011	A$19.77	**43,308**	–	–	–	43,308
19/05/2001	19/05/2004 – 18/05/2011	A$19.29	**20,000**	–	–	–	20,000
21/07/2001	21/07/2004 – 20/07/2011	A$20.46	**4,667,500**	–	–	313,500	4,981,000
15/12/2001	15/12/2004 – 14/12/2011	A$18.26	**60,000**	–	–	–	60,000
23/03/2002	23/03/2005 – 22/03/2012	A$19.44	**100,000**	–	100,000	–	–
02/12/2002[2]	02/12/2002 – 30/11/2003	A$14.28	**100,000**	–	100,000	–	–
Employee Option Plan							
14/06/1998	14/06/2001 – 13/06/2003	A$16.00	**4,523,227**	832,203	–	517,318	5,872,748
26/06/1999	26/06/2002 – 25/06/2009	A$16.13	**1,971,338**	64,209	–	1,230,569	3,266,116
28/08/1999	20/08/2002 – 25/06/2009	A$15.80	**84,144**	1,609	–	10,644	96,397
01/01/2000	01/01/2003 – 31/12/2009	A$16.77	**1,539,639**	24,990	–	1,087,414	2,652,043
30/06/2000	30/06/2003 – 29/06/2010	A$16.41	**3,710,924**	791,389	–	3,374,998	7,877,311
28/10/2000	28/10/2003 – 27/10/2010	A$17.37	**51,406**	–	–	4,297	55,703
09/12/2000	09/12/2003 – 08/12/2010	A$19.03	**10,000**	–	–	–	10,000
21/07/2001	21/07/2004 – 20/07/2011	A$20.46	**1,864,500**	–	–	101,000	1,965,500
25/08/2001	25/08/2004 – 24/08/2011	A$19.57	**9,000**	–	–	–	9,000
15/12/2001	15/12/2004 – 14/12/2011	A$18.26	**30,000**	–	–	–	30,000
Performance Share and Option Plan							
13/07/1998	13/07/2001 – 12/07/2003	Nil	**–**	60,000	–	–	60,000
11/10/1998	11/10/2002 – 10/10/2003	Nil	**–**	10,000	–	–	10,000
10/03/1999	10/03/2002 – 09/03/2004	Nil	**15,000**	–	–	–	15,000
21/06/1999	21/06/2002 – 20/06/2004	Nil	**20,000**	–	–	–	20,000
(Former) Managing Director and Chief Executive Officer's Option Plan							
18/05/2000	— – —	A$15.93	**–**	–	–	1,282,980	1,282,980
UK Share Save Scheme							
27/07/1998	27/07/2001 – 26/01/2002	£6.73	**–**	39,303	–	537,007	576,310
28/09/1999	28/09/2002 – 27/03/2003	£5.75	**409,458**	7,102	–	86,002	502,562
28/03/2000	28/03/2003 – 27/09/2003	£5.25	**566,976**	7,336	–	122,933	697,245
Total			**34,636,677**	2,402,495	200,000	10,026,905	46,866,077

Notes:
1. During 2001, there were 1,500 options incorrectly advised as lapsing. These options have since been reinstated.
2. These options were granted in respect of a contractual entitlement entered into prior to the company's decision to cease granting options announced on 4 October 2002.

Notes to the financial statements continued
for the year ended 31 December 2002

32. Remuneration of Directors and executives

(a) Directors

Fees paid to members of the Board are based on advice from the Group's remuneration specialists and external remuneration advisers appointed by the Board Nomination Committee. This advice takes into consideration the level of fees paid to Board members of other Australian corporations, the size, geographic locations and complexity of the Group's operations and the responsibilities and workload requirements of Board members.

Directors are paid a base fee in relation to service on the AMP Limited Board and for membership of one or more of its standing committees. Additional fees are paid to the Chair of each of the Board Audit and Compliance, Finance, Governance and Remuneration Committees. Mr Wallis' fees as Chairman of the Board are inclusive of his role as Chairman of the Board Nomination Committee. Individual Directors are paid fees for additional duties associated with membership of Due Diligence Committees of major projects (or other special purpose committees) on a per diem basis.

The Board Governance Committee has oversight of the fees paid to non-executive Directors of subsidiary companies of the AMP Group. For fees paid to Directors in the UK, the Committee receives advice on the appropriate level of Directors' fees for that market.

As the focus of the Board is on the long-term direction and well-being of the Group, there is no direct link between Directors' remuneration and the short-term results of the Group. However, its long-term performance relative to other large corporations is considered, among other factors, in setting the fee pool which is periodically proposed to shareholders at Annual General Meetings for approval. The current aggregate fee pool of A$2,500,000 was approved by shareholders in 1999.

Board fees are not paid to Mr Mohl or Mr Yates since the responsibilities of Board membership are considered in determining remuneration provided as part of their normal employment conditions. Details of remuneration for Mr Mohl and Mr Yates are given later in this note.

Apart from the executive Directors, Mr Mohl and Mr Yates, no current Directors of AMP Limited have been granted options or performance rights. Details of the remuneration of Mr Mohl and Mr Yates are discussed in subsequent pages regarding executive remuneration.

Each of the current non-executive Directors (except Mr Willcox) has a Retirement Allowance Agreement which provides cash benefits in the event of death or retirement from the Board. The retirement allowance is based on a sliding scale that provides a maximum benefit, after 15 years service, of five times the average fees over the three years preceding retirement or death. The Directors have determined that the current Retirement Allowance Agreements may no longer be an appropriate form of remuneration. Consideration is being given to a new long-term equity programme for Directors involving fee sacrifice to replace the current system of cash-based retirement allowances for non-executive Directors. Existing obligations to Directors will be met.

NON-EXECUTIVE DIRECTORS AT 31 DECEMBER 2002[10]	FEES FOR AMP BOARD AND COMMITTEES A$	FEES FOR OTHER GROUP BOARDS AND COMMITTEES A$	ADDITIONAL BOARD DUTIES[2] A$	SUPERANNUATION CONTRIBUTION A$	OTHER PAYMENTS[3] A$	TOTAL A$
S D M Wallis	350,000	–	–	30,566	53,275	433,841
P J Willcox[1]	34,203	–	–	3,503	4,725	42,431
Sir Malcolm Bates	107,500	249,515[4]	7,500	–	5,825	370,340
P A Cross	100,000	25,893[5]	4,500	11,714	5,825	147,932
R J Grellman	112,000	40,000[6]	55,000	18,196	5,825	231,021
Lord Killearn	107,500	138,619[7]	6,000	–	5,825	257,944
P K Mazoudier	107,500	40,000[8]	10,500	14,130	5,825	177,955
I A Renard	100,000	25,000[9]	4,500	11,688	5,825	147,013

Notes:
1. Mr P J Willcox was appointed as a non-executive Director of AMP Limited on 9 September 2002.
2. Includes fees paid for additional duties as a member of Due Diligence Committees relating to capital raising, acquisitions or divestments.
3. Relates to allowances in respect of living away from home costs (S D M Wallis only) and incidental expenses related to the business of the company.
4. Fees of £90,000 were paid to Sir Malcolm Bates as Chairman of AMP's UK Financial Services subsidiaries (A$249,515 is the equivalent based on the average exchange rate for 2002: £1 = A$2.772).
5. Fees were paid to P A Cross as a Director of AMP Bank Limited.
6. Fees were paid to R J Grellman as a Director of AMP Life Limited and Chairman of its Audit and Compliance Committee.
7. Fees of £50,000 were paid to Lord Killearn as Chairman of Henderson Global Investors (Holdings) plc (A$138,619 is the equivalent based on the average exchange rate for 2002: £1 = A$2.772).
8. Fees were paid to P K Mazoudier as a Director of AMP Life Limited and a member of its Audit and Compliance Committee.
9. Fees were paid to I A Renard as a Director of AMP Bank Limited.
10. The accrued retirement benefit entitlements as at 31 December 2002 according to each Director's Retirement Allowance Agreement were: S D M Wallis – A$1,590,972; Sir Malcolm Bates – A$1,118,295; P A Cross – A$153,236; R J Grellman – A$245,204; Lord Killearn – A$363,017; P K Mazoudier – A$207,655 and I A Renard – A$268,921. The entitlements are payable at retirement or on death and are inclusive of any accumulated superannuation guarantee contribution balances. (Notional accruals have been included for Directors with less than three years service. Upon the resignation of P A Cross on 26 February 2003, her entitlement will lapse). Mr Willcox has not entered into a Retirement Allowance Agreement.

32. Remuneration of Directors and executives continued

(b) Executives

Remuneration for senior executives is determined in accordance with remuneration guidelines established by the Board. Through the Board Remuneration Committee, the Board oversees the remuneration process. The Board approves remuneration for the Chief Executive Officer. All members of the Board Remuneration Committee are non-executive Directors who are not eligible to participate in any of the compensation programmes that the Committee oversees.

Total remuneration package

The overall remuneration mix for each executive is based on a range of factors including the role held within AMP, how critical that area of the business is and local market conditions. This translates into a different remuneration mix for different roles within different areas of AMP. Higher-level roles generally attract higher variable pay.

AMP's total remuneration package for executives (including the Chief Executive Officer) consists of the following components:

(i) Base salary – fixed pay package
(ii) Short-term incentive – variable pay
(iii) Long-term incentive – variable pay
(iv) Non-cash benefits.

Base salary

Base salary is targeted at the median of the market rate for a given position. AMP utilises a range of 80% to 120% of this amount to reflect its assessment of an individual's performance capabilities. It is reviewed each year, but there are no guaranteed increases.

Short-term incentive

Short-term incentive is provided to executives by the Executive Short Term Incentive Programme (ESP) and allows eligible participants the opportunity to earn an annual cash incentive payment, part of which may be taken or, in the case of a small number of executives, is required to be taken, as restricted shares. The ESP provides a competitive opportunity that aims to deliver total annual payment for top performers at the 75th percentile of the market rate for a given position. Eligibility, and the size of the incentive, is based on a combination of quantitative and qualitative performance measures in respect of:

(i) AMP's overall business performance;
(ii) Business Unit performance (where relevant); and
(iii) The individual's performance.

For certain senior executives, a mandatory 30% of ESP incentive payments will be made in restricted shares. This supports AMP's commitment to having executive focus tied closely to shareholder interests. Other participating executives may elect to receive 25% of their ESP payment in the form of restricted shares.

Restricted shares are acquired using pre-tax dollars and are generally held in the Executive Share Ownership Plan for three years. If the executive is still employed at AMP three years after the shares are acquired, AMP will match the shares on a one-for-one basis.

Long-term incentive

The new long-term incentive programme consists of performance rights granted under the International Employee Share Ownership Plan (IESOP), an outline of which is set out in Note 31.

Additionally, certain executives have received options granted to them prior to the Board Remuneration Committee's decision to award future long term incentives in the form of performance rights. They remain subject to the original terms of grant, including performance and tenure hurdles and exercise price.

Non-cash benefits

These include superannuation contributions and other non cash benefits, such as parental leave, in line with local country legislation and market practice.

In addition, executives may be entitled to participate in the Employee Share Acquisition Plan (ESAP) in Australia and New Zealand, or in the All Employee Share Ownership Plan (AESOP) in the UK, as detailed in Note 31.

Notes to the financial statements continued
for the year ended 31 December 2002

32. Remuneration of Directors and executives continued

EXECUTIVE [6,8]	BASE SALARY A$'000	SHORT TERM INCENTIVE [1] A$'000	SUPERANNUATION CONTRIBUTIONS A$'000	PAYMENTS AT CESSATION [2] A$'000	OTHER PAYMENTS [3] A$'000	TOTAL A$'000	PERFORMANCE RIGHTS ALLOCATED [4] NUMBER
A Mohl, Chief Executive Officer (from 7 October 2002; previously Managing Director, AFS)	954	1,024[5]	117	–	–	2,095	292,278[5]
R Yates, Managing Director, Henderson Global Investors[7]	1,525	1,109	610	–	–	3,244	105,060
T Fraser, formerly Managing Director, UKFS[7]	889	–	526	4,684	–	6,099	–
T Wade, formerly Managing Director, AMP International[7]	570	–	60	1,962	685	3,277	–
W Foster, formerly Chief Information Officer[7]	455	–	48	1,735	592	2,830	–
A Jones, formerly General Manager, Corporate Human Resources	441	–	228	1,583	–	2,252	–
G Traill, formerly General Counsel	122	–	13	2,057	–	2,192	–

Notes:

1. Short-term incentive payments are based on individual and business performance for 2002 and are paid in 2003. These executives will take 30% of their actual short term incentive payment in the form of AMP shares under the Restricted Plan. The price at which the shares are acquired by the executives is based on the average market price of the shares at the time they are acquired. The shares are generally subject to restrictions on transfer for three years from the date of allocation. Subject to the terms of the Restricted Plan, each participating executive will also receive for no additional payment one share for every share that is held in the plan if the executive remains employed within the AMP Group until the third anniversary of the date of acquisition of shares under the plan (matching shares).
   The indicative fair value of the matching shares (based on the market price of the shares acquired through application of the actual short term incentive payment) is A$307,200 for Mr Mohl and A$332,686 for Mr Yates.
2. Payments at cessation include statutory and other contractual entitlements and payments made in mitigation of other legal claims following external expert advice.
3. Other payments include expatriate allowances and non-cash benefits (travel, rent etc).
4. The indicative fair values at allocation date of performance rights allocated in 2002 are calculated allowing for loss of dividend rights during the three year performance period, and a probability discount to reflect the applicable performance criteria. On this basis, the value of each of the performance rights allocated at 31 August 2002 (92,278 to Mr Mohl in respect of his role as Managing Director, AFS, and 105,060 to Mr Yates as Managing Director, Henderson Global Investors) is A$7.14, and the value of each of the other 200,000 performance rights allocated to Mr Mohl as at 7 October, 2002 is A$5.86. This amounts to a total value of A$1,830,865 for Mr Mohl and A$750,128 for Mr Yates.
5. Of the performance rights granted to Mr Mohl, 200,000 are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting). The shares taken in respect of A$160,200 of the actual short term incentive payment under the Restricted Plan by Mr Mohl, are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting).
6. Mr Batchelor was the Managing Director and Chief Executive Officer until 23 September 2002. He ceased to be a Director on that date. Mr Batchelor received the following remuneration during 2002:
   (a) Salary of A$1,138,331;
   (b) Statutory entitlements of A$193,772;
   (c) Superannuation contributions of A$119,525; and
   (d) Non-cash benefits with a value of A$66,871.
   As at the date of this report, any further entitlements in connection with Mr Batchelor's cessation of employment are yet to be determined. The company has committed to announcing details of any such entitlements to the ASX as soon as they are determined.
7. Australian dollar equivalents for that part of remuneration paid to executives in pounds sterling in 2002 are based on the average exchange rate for 2002: £1 = A$2.772 and those paid in 2001 are based on the average exchange rate for 2001: £1= A$2.777.
8. The table details the emoluments of each executive Director and each of the five officers of the company (excluding executive Directors) receiving the highest emoluments during 2002. At the date of this report, the five highest paid officers of the company, determined by base salary, are M de Cure, General Manager, Strategy – A$700,000; C Dunn, Managing Director, AMP Financial Services – A$675,000; J Drabble, Managing Director, UK Contemporary Financial Services – A$550,000; I Laughlin, Managing Director, UK Life Services – A$550,000; P Leaming, Chief Financial Officer – A$650,000. Each of the executives is also entitled to short term incentives, superannuation contributions and long term incentives (in the form of performance rights) and other compensation related to, for example, expatriate and relocation allowances and non-cash benefits.

32. Remuneration of Directors and executives continued

	CONSOLIDATED 2002 A$'000	CONSOLIDATED 2001 A$'000	PARENT 2002 A$'000	PARENT 2001 A$'000
Directors' remuneration				
Income paid or payable or otherwise made available, in respect of the financial year, to all Directors of each entity in the consolidated entity, directly or indirectly by the entities of which they are Directors or by any related party	13,062	7,879		
Income paid or payable or otherwise made available, in respect of the financial year, to all Directors of AMP Limited, directly or indirectly by the entity or by any related entity			8,666	4,931

A$	PARENT 2002 NUMBER	PARENT 2001 NUMBER
The number of Directors of AMP Limited whose income (including superannuation contributions) falls within the following bands is:		
40,000 – 49,999	1	–
100,000 – 109,999	–	3
120,000 – 129,999	–	1
130,000 – 139,999	–	1
140,000 – 149,999	2	–
170,000 – 179,999	1	–
220,000 – 229,999	–	1
230,000 – 239,999	1	–
250,000 – 259,999	1	–
340,000 – 349,999	–	1
370,000 – 379,999	1	–
420,000 – 429,999	–	1
430,000 – 439,999	1	–
1,510,000 – 1,519,999	1	–
2,090,000 – 2,099,999	1	–
3,240,000 – 3,249,999	1	–
3,340,000 – 3,349,999	–	1
Totals	11	9

	CONSOLIDATED 2002 A$'000		CONSOLIDATED 2001 A$'000		PARENT 2002 A$'000		PARENT 2001 A$'000	
	AUST.	O/SEAS	AUST.	O/SEAS	AUST.	O/SEAS	AUST.	O/SEAS
Executives' remuneration [1,2]								
Remuneration received or due and receivable by executive officers of the consolidated entity from entities in the consolidated entity, or from a related party, in connection with the management of the affairs of the entities in the consolidated entity[3]	28,801	34,724	25,748	24,320				
Remuneration received or due and receivable by executive officers of AMP Limited from the company, or from any related party, in connection with the management of the affairs of the company or any related party[3]					12,967	–	7,233	–

Notes:
1. Executives for the purpose of this disclosure comprise the Chief Executive Officer and his direct reports (called the senior management team), and the direct reports of the senior management team. The presentation of executive information in the parent company is for the Chief Executive Officer and his Corporate direct reports.
2. Former executives are included in the disclosures including their cessation payments.
3. Amounts include one-off costs associated with appointments of executives during the year.

Notes to the financial statements continued
for the year ended 31 December 2002

32. Remuneration of Directors and executives continued

The number of executives whose remuneration falls within the following bands:

	CONSOLIDATED				PARENT			
	2002		2001		2002		2001	
A$	AUST.	O/SEAS	AUST.	O/SEAS	AUST.	O/SEAS	AUST.	O/SEAS
120,000 – 129,999	–	–	1	–	–	–	–	–
140,000 – 149,999	1	–	1	–	–	–	–	–
160,000 – 169,999	1	–	–	–	–	–	–	–
190,000 – 199,999	–	–	1	–	–	–	–	–
200,000 – 209,999	–	–	1	–	–	–	–	–
210,000 – 219,999	–	–	2	2	–	–	–	–
220,000 – 229,999	1	–	2	–	–	–	–	–
230,000 – 239,999	2	–	–	–	–	–	–	–
240,000 – 249,999	–	–	–	1	–	–	–	–
250,000 – 259,999	2	–	2	–	–	–	–	–
260,000 – 269,999	–	–	1	–	–	–	–	–
270,000 – 279,999	2	–	4	–	–	–	–	–
280,000 – 289,999	1	1	–	–	–	–	–	–
290,000 – 299,999	2	–	2	1	–	–	–	–
300,000 – 309,999	1	–	–	1	–	–	–	–
310,000 – 319,999	2	–	1	2	–	–	–	–
320,000 – 329,999	–	–	2	–	–	–	–	–
330,000 – 339,999	2	–	1	–	–	–	–	–
340,000 – 349,999	1	–	–	–	–	–	–	–
350,000 – 359,999	2	–	–	2	–	–	–	–
370,000 – 379,999	1	–	1	2	–	–	–	–
380,000 – 389,999	1	1	–	–	–	–	–	–
390,000 – 399,999	–	–	–	1	–	–	–	–
400,000 – 409,999	1	1	–	–	–	–	–	–
410,000 – 419,999	–	1	–	–	–	–	–	–
420,000 – 429,999	1	2	–	1	–	–	–	–
430,000 – 439,999	1	–	–	–	–	–	–	–
440,000 – 449,999	3	–	1	–	–	–	–	–
450,000 – 459,999	2	2	1	–	–	–	1	–
460,000 – 469,999	–	1	2	–	–	–	–	–
470,000 – 479,999	1	–	–	–	–	–	–	–
480,000 – 489,999	–	–	1	2	–	–	–	–
490,000 – 499,999	–	–	1	–	–	–	–	–
500,000 – 509,999	–	–	1	1	–	–	–	–
510,000 – 519,999	–	2	–	–	–	–	–	–
520,000 – 529,999	–	–	1	–	–	–	–	–
530,000 – 539,999	–	1	–	–	–	–	–	–
540,000 – 549,999	1	–	4	–	–	–	1	–
550,000 – 559,999	1	2	2	1	–	–	–	–
560,000 – 569,999	1	–	2	–	–	–	–	–
580,000 – 589,999	1	–	–	–	–	–	–	–
590,000 – 599,999	1	–	1	–	–	–	–	–
600,000 – 609,999	–	–	–	1	–	–	–	–

32. Remuneration of Directors and executives continued

	CONSOLIDATED				PARENT			
	2002		2001		2002		2001	
A$	AUST.	O/SEAS	AUST.	O/SEAS	AUST.	O/SEAS	AUST.	O/SEAS
620,000 – 629,999	1	–	1	1	–	–	–	–
630,000 – 639,999	1	2	–	1	1	–	–	–
670,000 – 679,999	2	2	1	–	1	–	–	–
680,000 – 689,999	1	–	1	1	1	–	–	–
690,000 – 699,999	1	1	–	–	1	–	–	–
700,000 – 709,999	–	–	1	–	–	–	1	–
710,000 – 719,999	–	–	–	2	–	–	–	–
720,000 – 729,999	–	–	1	–	–	–	–	–
750,000 – 759,999	–	1	–	–	–	–	–	–
760,000 – 769,999	–	1	–	–	–	–	–	–
770,000 – 779,999	1	–	–	–	–	–	–	–
790,000 – 799,999	–	1	–	–	–	–	–	–
810,000 – 819,999	–	–	–	1	–	–	–	–
830,000 – 839,999	1	–	–	1	–	–	–	–
890,000 – 899,999	–	1	–	–	–	–	–	–
900,000 – 909,999	–	–	1	–	–	–	–	–
930,000 – 939,999	–	1	–	–	–	–	–	–
960,000 – 969,999	–	1	–	–	–	–	–	–
980,000 – 989,999	–	–	–	1	–	–	–	–
990,000 – 999,999	–	–	1	–	–	–	1	–
1,030,000 – 1,039,999	–	1	–	–	–	–	–	–
1,070,000 – 1,079,999	–	–	–	1	–	–	–	–
1,130,000 – 1,139,999	–	–	–	1	–	–	–	–
1,150,000 – 1,159,999	–	1	–	–	–	–	–	–
1,170,000 – 1,179,999	–	1	1	–	–	–	1	–
1,200,000 – 1,209,999	1	1	–	–	1	–	–	–
1,350,000 – 1,359,999	–	–	1	–	–	–	–	–
1,360,000 – 1,369,999	–	–	–	1	–	–	–	–
1,370,000 – 1,379,999	–	–	–	1	–	–	–	–
1,510,000 – 1,519,999	1	–	–	–	1	–	–	–
1,550,000 – 1,559,999	1	–	–	–	1	–	–	–
2,090,000 – 2,099,999	1	–	–	–	1	–	–	–
2,190,000 – 2,199,999	1	–	–	–	1	–	–	–
2,250,000 – 2,259,999	1	–	–	–	1	–	–	–
2,550,000 – 2,559,999	–	–	–	1	–	–	–	–
2,830,000 – 2,839,999	–	1	–	–	–	–	–	–
3,240,000 – 3,249,999	–	1	–	–	–	–	–	–
3,270,000 – 3,279,999	–	1	–	–	–	–	–	–
3,340,000 – 3,349,999	–	–	1	–	–	–	1	–
3,990,000 – 3,999,999	–	–	–	1	–	–	–	–
6,090,000 – 6,099,999	–	1	–	–	–	–	–	–
Totals	**50**	**33**	49	32	**10**	–	6	–

Notes to the financial statements continued
for the year ended 31 December 2002

33. Related party disclosures

(a) Directors

The names of all persons who held office as a Director of AMP Limited during the year and the date of appointments and vacations of office during the year are:

S D M Wallis	P Willcox[1]	P J Batchelor[2]
Sir Malcolm Bates	P Cross	R Grellman
Lord Killearn	P Mazoudier	A Mohl[3]
I A Renard	R P Yates[4]	

Notes:
1. Appointed on 9 September 2002.
2. Ceased to be a Director on 23 September 2002.
3. Appointed on 7 October 2002.
4. Appointed on 4 December 2002.

Details of remuneration paid or payable to Directors and Directors of related entities are set out in Note 32.

Transactions were entered into during the year with Directors or their Director-related entities. These transactions are within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those available to other employees, customers or members (unless otherwise described below) and include:
- ▷ Normal personal banking with AMP Bank Limited including the provision of credit cards;
- ▷ The purchase of AMP insurance products;
- ▷ Financial investment services.

These transactions do not have the potential to adversely affect the decisions about the allocation of scarce resources made by users of AMP's financial statements, or discharge of accountability by the Directors. The transactions are considered to be trivial or domestic in nature.

Australian banks, the parent entities of Australian banks or entities controlled by Australian banks have been exempted (subject to certain conditions), under an Australian Securities and Investments Commission ('ASIC') Class Order No. 98/0110 dated 10 July 1998, from making disclosure of:
- ▷ Any loan made, guaranteed or secured by a bank to related parties other than Directors of the Australian bank, the parent entity of the Australian bank or entities controlled by the Australian bank; and
- ▷ Financial instrument transactions between related parties (other than in respect of shares and share options), where a Director of the relevant entities is not party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business on either an arm's length basis or with the approval of a general meeting of the relevant entity and its ultimate parent entity.

The exemption does not include a transaction which has as its subject matter goods (other than financial assets) or services.

The Class Order does not apply to a loan or financial instrument transaction which any director of the company should reasonably be aware that, if not disclosed would have the potential to adversely affect the decisions made by the users of the financial statements about the allocation of scarce resources.

A condition of the Class Order is that the company must lodge with the ASIC, a statutory declaration, signed by two Directors, confirming compliance with the provisions of the Class Order. AMP Bank Limited will be lodging such a declaration with the ASIC in its Annual Return.

(b) Loans to Directors

Loans are made to executive Directors and are categorised by the interest rate applicable to the loan.

The categorisation of interest rates applicable to loans made to executive Directors of AMP and its controlled entities is as follows:

At market interest rates:

(i) Loans where either the full market interest rate is payable, or the difference between the actual interest rate charged on the loan and the full market interest rate is deducted from the executive's remuneration package, together with any related fringe benefits tax. These loans are repayable on normal commercial terms and conditions.

(ii) Loans where the interest payable is based on the bank bill rate plus a premium and the loan is repayable over a maximum term of 10 years.

(iii) Finance Leases advanced with market interest rates, repayable over a maximum term of four years.

(iv) At other than market interest rates.

Other than market interest rates:

(i) Loans at concessional interest rates, staff discount interest rates or loans provided interest free.

The aggregate amount of such loans made, repayments received and amounts outstanding were:

33. Related party disclosures continued

	CONSOLIDATED		PARENT	
	2002 A$'000	2001 A$'000	2002 A$'000	2001 A$'000
Balance outstanding at 31 December	3,757	7,819	–	–
Loans made during the year				
At market interest rates repayable on normal terms and conditions[1]	47	2,082	–	–
At market interest rates repayable over a maximum of 10 years[2]	–	538	–	–
Finance leases repayable over a maximum of four years[3]	–	–	–	–
At market interest rates repayable on retirement[4]	–	–	–	–
At other than market interest rates[5]	14	2,468	–	–
Repayments received during the year				
At market interest rates repayable on normal terms and conditions[6]	–	1,301	–	–
At market interest rates repayable over a maximum of 10 years[7]	–	749	–	–
Finance leases repayable over a maximum of four years[8]	–	62	–	–
At market interest rates repayable on retirement[9]	31	116	–	–
At other than market interest rates[10]	1,962	21	–	–
Interest income for the year from loans to directors	215	338	–	–

Notes:
1. Advanced to A Mohl during 2002 – transactional activity on variable home loan account with AMP Bank.
2. There were no advances in 2002.
3. There were no advances in 2002.
4. There were no advances in 2002.
5. Advanced to C Arthur during 2002.
6. There were no repayments in 2002.
7. There were no repayments in 2002.
8. There were no repayments in 2002.
9. Repayments received from A Vidal, A Hobern, R McDonnell, D Bull, G Clarke, P Clarke, A Hutchinson, P Dumas, E Gifford, M O'Brien and N Werret during 2002.
10. Repayments received from C Arthur, P David, P Ellis, T Fraser, A Jones and T White, during 2002.

(c) Shares, share options, equity instruments and debt instruments

The aggregate number of shares, share options issued, debt instruments disposed/exercised, or held, directly, indirectly or beneficially by Directors of the parent entity and by parties related to them during the year ended 31 December 2002 is set out below. All these transactions were conducted on the same terms and conditions applicable to all ordinary shareholders, or where applicable to all employees of the company under the Executive Option Plan and Employee Option Plan.

	ACQUIRED DURING THE YEAR[1]		DISPOSED DURING THE YEAR		HELD AT THE END OF THE YEAR[2]	
	2002	2001	2002	2001	2002	2001
Ordinary shares	76,858	61,576	16,339	1,130	369,379	159,191
Share options over shares	–	–	–	–	915,000	1,542,980
AMP Income Securities	–	–	–	–	550	50
AMP Reset Preferred Securities	–	–	–	–	–	–

Notes:
1. Includes equities acquired by Directors who have since retired.
2. Number of equities held by persons who are Directors at the end of each respective year.

Notes to the financial statements continued
for the year ended 31 December 2002

33. Related party disclosures continued

(d) Other transactions of Directors
During 2002, fees for legal services totalling A$104,811 (2001: A$102,438) were paid by the Group to the legal firm, Allens Arthur Robinson. Mr I Renard (a Director of AMP) was a partner of that firm until April 2001 (and since resigning from the partnership, Mr Renard has been continuing in a consultant role) and Mr P Meadows (spouse of Ms P Cross) is a partner. Such services were provided on normal commercial terms and conditions.

During 2002, fees for legal and professional services totalling A$1,604,283 (2001: A$4,261,441) were paid by the Group to Blake Dawson Waldron, a firm in which Mr J K Peterson is a partner; Mr J K Peterson is a Director of Stanbroke Pastoral Company Pty Limited. All these transactions were on normal commercial terms and conditions.

Mr R B Hart and Mr N W F Alexander who are Directors of Valley Beef Company Pty Ltd, a controlled entity of AMP, control Stockyard Pty Limited. During the year Stockyard Pty Limited has transacted purchases and sales of beef with Stanbroke Pastoral Company Pty Limited amounting in aggregate to A$3,136,031 (2001: A$5,332,000), and paid processing fees and related expenses to Valley Beef Company Pty Ltd of A$9,496,835 (2001: A$8,460,872). These transactions were on normal commercial terms and conditions.

World Net Communications Inc. and WCI Cable Inc. were controlled entities of AMP in 2001. During 2001, professional fees totalling A$576,756 were paid by World Net Communications Inc. and WCI Cable Inc. to Inteq Ltd, a related party of Mr K Jacobs, a Director of World Net Communications Inc. and WCI Cable Inc. During 2001, World Net Communications Inc. and WCI Cable Inc. also paid advisory fees of A$196,816 to Notesan Pty Ltd, a related party of Mr R Hudspeth, a Director of World Net Communications Inc. and WCI Cable Inc. These transactions were on normal commercial terms and conditions.

Pearl Assurance plc (Pearl) has agreed to act as a third party guarantor for a housing loan to Mr C McGlasham (a Director of AMP (NPI) Finance Limited) from an external party. Both the Pearl Group and AMP (NPI) Finance Limited are controlled entities of AMP Limited. As part of the transaction Pearl will make up any shortfall in the event of the lender having to exercise its power of sale as mortgagee. The loan is also subject to a concessionary rate of interest subsidised by Pearl.

Floating Rate Unsecured Loan Notes 2006 were issued to Towry Law Plc shareholders on the takeover of Towry Law Plc by AMP. The balance of Loan Notes held by Directors of AMP controlled entities and their Director related entities was A$24,540,326 (£8,584,206) at the end of 2002 and A$24,835,672 (£8,734,706) at the end of 2001. The Loan Notes were issued to Directors and their Director related entities on terms and conditions no more favourable than those relating to other shareholders and are repayable at a future date by AMP. Interest payments were also made on normal terms and conditions.

(e) Other related party transactions
AMP controlled entities provide management services to associated unit trusts at normal commercial rates. Shares and other financial securities have been traded between AMP and respective trusts at market value.

AMP controlled entities provide management services to operating trusts with fees determined on a cost recovery basis. Interests held in associated entities (including percentage ownership) are set out in Note 27.

34. Auditors' remuneration

	CONSOLIDATED 2002 A$'000	CONSOLIDATED 2001 A$'000	PARENT 2002 A$'000	PARENT 2001 A$'000
Amounts received or due and receivable by Auditors of AMP Limited for:				
Auditing the financial statements of AMP Limited and its controlled entities				
Half year audit review	**770**	824	–	–
Full year audit	**8,478**	7,074	**140**	140
Total financial statement audits	**9,248**	7,898	**140**	140
Other audit services				
Audit of trusts and superannuation funds	**2,575**	1,861	–	–
Audit of statutory returns	**704**	1,695	–	–
Other audit work	**1,681**	1,500	–	–
Total other audit services	**4,960**	5,056	–	–
Total audit services	**14,208**	12,954	**140**	140
Internal controls review	**1,521**	3,981	–	–
Technical advice	**302**	104	–	–
Total assurance related services	**1,823**	4,085	–	–
Other services				
Transaction support	**985**	3,291	–	–
Tax and compliance advice	**2,360**	1,969	–	–
Actuarial assistance	**1,801**	2,662	–	–
Other services	**1,153**	945	–	–
Total other services	**6,299**	8,867	–	–
Total amounts received or due and receivable by the auditors of AMP Limited	**22,330**	25,906	**140**	140
Other auditors for:				
Auditing of financial statements of certain controlled entities	**516**	229	–	–
Other services	**283**	64	–	–
Total amounts received or due and receivable by other auditors	**799**	293	–	–

35. Events occurring after reporting date

At the date of this report, the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

Directors' declaration

for the year ended 31 December 2002

In accordance with a resolution of the Directors of AMP Limited, we state that in the opinion of the Directors:

(a) The financial statements and notes of the consolidated entity set out on pages 21 to 91 are in accordance with the Corporations Act 2001, including;

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Stan Wallis
Chairman

Peter Willcox
Chairman-elect

Andrew Mohl
Managing Director and Chief Executive Officer

Sydney, 26 February 2003

Independent audit report

for the year ended 31 December 2002

To the members of AMP Limited

Scope

We have audited the Financial Report of AMP Limited for the financial year ended 31 December 2002, as set out on pages 21 to 92, including the Directors' Declaration. The Financial Report includes the consolidated financial statements of the consolidated entity comprising AMP Limited and the entities it controlled at the year's end or from time to time during the financial year. The company's Directors are responsible for the Financial Report. We have conducted an independent audit of the Financial Report in order to express an opinion on it to the members of AMP Limited.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Financial Report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the Financial Report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the Financial Report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the Financial Report of AMP Limited is in accordance with:

(a) The Corporations Act 2001 including:

  (i) giving a true and fair view of the company's and the consolidated entity's financial position as at 31 December 2002 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) Other mandatory professional reporting requirements in Australia.

Ernst & Young

Ernst & Young

B J Long

B J Long
Partner

Sydney, 26 February 2003

Shareholder information

Distribution of shareholdings as at 10 March 2003

CATEGORIES	NUMBER OF HOLDERS	% OF ISSUED CAPITAL
1 – 1,000	821,130	26.65
1,001 – 5,000	136,245	20.85
5,001 – 10,000	4,816	2.85
10,001 – 100,000	1,784	3.29
100,001 and over	190	46.36
Total	964,165	100.00

The number of shareholders holding less than a marketable parcel of 80 ordinary shares is 40,750.

Twenty largest shareholders as at 10 March 2003

		ORDINARY SHARES	% OF ISSUED CAPITAL
1	J P Morgan Nominees Australia Limited	94,069,156	8.11
2	National Nominees Limited	82,894,750	7.15
3	Westpac Custodian Nominees Limited	69,176,879	5.97
4	Citicorp Nominees Pty Limited	54,147,684	4.67
5	RBC Global Services Australia Nominees Pty Limited	33,179,020	2.86
6	Queensland Investment Corporation	28,024,523	2.42
7	AMP Life Limited	19,120,035	1.65
8	Commonwealth Custodial Services Limited	17,566,265	1.52
9	MLC Limited	17,223,756	1.49
10	Cogent Nominees Pty Limited	15,377,493	1.33
11	ANZ Nominees Limited	9,914,312	0.86
12	ING Life Limited	8,703,484	0.75
13	HSBC Custody Nominees (Australia) Limited	6,931,471	0.60
14	Westpac Financial Services Limited	3,440,152	0.30
15	Australian Foundation Investment Company Limited	3,104,000	0.27
16	New Zealand Central Securities Depository Limited	2,886,133	0.25
17	BNP Paribas	2,842,896	0.25
18	Government Superannuation Office	2,613,700	0.23
19	Bond Street Custodians Limited	2,354,755	0.20
20	Victorian Workcover Authority	2,273,892	0.20
Top 20 total		475,844,356	41.04
Total shares		1,159,459,805	100.00

Substantial shareholders
The Company has received no substantial shareholding notices.

Total number of holders of ordinary shares and their voting rights
As at 10 March 2003, the share capital of AMP Limited consisted of 1,159,459,805 ordinary shares held by 964,165 shareholders. The voting rights attaching to the shares are that each registered holder of shares present in person (or by proxy, attorney or representative) at a meeting of shareholders has one vote on a vote taken by a show of hands, and one vote for each fully paid share held on a vote taken on a poll.

Total number of options over unissued shares and option holders
As at 10 March 2003, AMP Limited had on issue 33,847,913 options over unissued ordinary shares in AMP Limited held by 10,706 option holders.

In addition, as at 10 March 2003, there were 11,133 holders of AMP Reset Preferred Securities (RPS), holding a total of 11,500,000 RPS. Each holder of RPS holds one option over the number of ordinary shares into which they would be entitled to convert their RPS pursuant to the RPS terms of issue.

Stock exchange listings
AMP Limited is listed on the Australian Stock Exchange and on the New Zealand Stock Exchange.

Restricted securities
There are no restricted securities on issue.

Buy-back
There is no current on-market buy-back.

For more detailed explanations of financial terms used in AMP's annual reports and investor reports, see our website at www.ampgroup.com/shareholdercentre

Glossary of terms

Assets under management
This is a collective term to describe all the assets that AMP manages on behalf of customers and shareholders, through its funds management company Henderson Global Investors.

These assets include funds invested by Henderson on behalf of its own retail, sub-advisory and institutional clients as well as those funds managed on behalf of Australian Financial Services, UK Life Services and UK Contemporary Financial Services.

Book value
The value of an asset, or liability, as recorded in the company's financial statements.

Controllable costs
These are the business costs considered to be manageable by a business unit or the Group.

They include management and project expenses but exclude variable distribution expenses, investment management fees and interest on corporate debt.

Cost to income ratio
This is a business efficiency ratio that expresses the controllable costs of a business unit or the Group as a percentage of the income of that business unit or the Group.

Technically, it is calculated as controllable costs divided by gross margin (being the net profit before tax plus controllable costs).

Distribution channels
These are the means by which AMP distributes its products and services to customers. Our distribution channels include AMP planners, independent financial advisers, third party distributors, phone centres and websites.

Earnings per share (EPS)
Earnings per share (EPS) is one measure of performance of a publicly listed company.

Basic earnings per share is calculated by dividing the net profit (loss) attributable to ordinary shareholders for a financial year by the weighted average number of shares of the company outstanding during that financial year.

Underlying earnings per share
This is calculated by dividing the underlying profit after tax (before other items) attributable to shareholders for a financial year by the weighted average number of shares of the company outstanding during that financial year.

Employee Benefit Consultants (EBC)
Employee Benefit Consultants (EBC) provide advice to corporations on the design, implementation and administration of employee benefit plans covering issues including the structure and administration of pension schemes.

It is a term more familiar in the UK market than in the Australian or New Zealand markets.

EMVONA (Excess of market value over net assets)
This is an accounting term that describes the difference between the net market value of a controlled entity (owned by a life insurance entity) and the net assets (assets less liabilities) in the controlled entity's own financial report. It is the equivalent of the intangibles, such as goodwill, carried by non-life insurance entities.

It represents part of the future benefits expected to be derived from the business that are not reflected in the book value of the net assets.

FTSE
This is an abbreviation for the Financial Times Stock Exchange index. The FTSE (pronounced Footsie) is the UK equivalent of the US S&P 500 index and the Australian All Ordinaries index.

Goodwill (an intangible asset)
This is an accounting term to describe the premium paid on the acquisition of a business or commercial right in excess of the fair value of tangible net assets acquired. It represents the intangible value of an established reputation of a business.

Mature, or closed, book
This term refers to a book or books of AMP products that are no longer actively sold or that have been closed to new sales while the book runs off – for example, whole-of-life insurance policies and government endowment mortgages.

MoS accounting
Margin on Service or MoS accounting is the required method of financial reporting for all Australian life insurance companies and life insurance subsidiaries. The method is also adopted by AMP in respect of its UK life insurance subsidiaries.

This accounting method recognises that the profit generated by life insurance products materialises over the lifetime of that product, which can be decades.

MoS ensures that this profit emerges on a realistic basis as the service is provided by the life insurer.

This accounting method is set out in Australian Accounting Standard AASB 1038 and Actuarial Standard 1.03, a standard issued under the Australian Life Insurance Act 1995.

A more detailed explanation of MoS accounting is available on the AMP website at www.ampgroup.com/shareholdercentre

MSCI World
A global stock markets index.

Net cashflows
These are product cash inflows from customers and policyholders, minus the outflows to customers and policyholders, from wealth management activities.

Glossary of terms continued

Operating margins
Operating margins are the net profit (revenue less costs) from AMP's business operations, excluding the investment income on funds held as capital within those business operations.

Persistency
This is a measure of customer retention.

In technical terms, it is the proportion of assets under management from policies that remain with us each year rather than being paid out (for example, on surrender or maturity).

Performance right
This is a new form of executive remuneration designed to reward long-term performance. It replaces share options.

Each performance right is a contractual right to acquire one AMP share, three years after the date the performance right is granted, as long as certain performance hurdles are met.

Regulatory capital requirements
AMP is required to hold a prudent margin over and above policy liabilities as a buffer against adverse experience and poor investment returns. The minimum level of capital that AMP must hold for this purpose is set by its regulators, including the Australian Prudential Regulatory Authority (APRA), the Australian Securities and Investments Commission (ASIC) and the Financial Services Authority (FSA) in the UK.

Restructuring costs
These are the costs associated with implementing the reform agenda of AMP's new CEO Andrew Mohl. These costs include staff redundancy payments, provisions for onerous contracts, lease payments and professional fees. Also called transformation costs in the Detailed Analysis of Shareholder Profit on page 17.

RPS
AMP's Reset Preferred Securities (RPS) are a form of financial instrument that offer investors a non-cumulative income distribution at a fixed rate until the first reset date in 2007. They were issued by AMP during 2002.

Shareholder capital resources
This is a financial term that covers share capital, reserves and retained profits attributable to ordinary shareholders plus hybrid equity (the RPS) as well as external corporate debt. This is an indication of the financial resources available to the company.

Shareholder returns
Total shareholder return includes capital gains in the stock plus all dividends and capital returns for the period.

Underlying contribution
This is a performance measure that eliminates the volatility inherent in investment market impacts on profit so the underlying trend is clearer.

It excludes the impact of investment market volatility on shareholder capital, as well as the result from asset sales, valuation adjustments, restructuring costs and amortisation of goodwill. It is calculated as total operating margins (which includes business unit operating margins and corporate costs not allocated to the business units) less interest on corporate debt and RPS distribution plus underlying investment income.

Underlying return on equity (ROE)
This is a measure of a company's capital efficiency.

It is calculated as underlying contribution divided by average shareholder equity over the period.

Underlying return on invested capital (ROIC)
This is a financial performance measure AMP uses at both a Group and business unit level:

- At the AMP Group level, this is calculated as underlying net profit after tax before other items, interest costs and distribution on the RPS divided by the average shareholder capital resources.
- At the business unit level, it is a similar calculation, with net profit after tax (including underlying investment income) divided by the total capital allocated to that business unit.

Value of new business (VNB)
This is a measure of the ongoing value of business written today by our financial services business units – Australian Financial Services, UK Life Services and UK Contemporary Financial Services.

It is the present value of future profits to shareholders that will be derived from new business written during the period.

A more detailed explanation of the value of new business is available on the AMP website at www.ampgroup.com/shareholdercentre

Wealth management
For AMP, wealth management means assisting customers through planning and advice, and providing savings, investment, protection and selected banking products, to maximise their financial well being.

With-profits products
With-profits is the term used in the UK to refer to what are known in Australia as 'participating' products. The benefits payable under such products include an entitlement to share in the profits or surplus of the business, with the amount of profit or surplus distributed at any particular time being at the company's discretion.

Write-down
This is a reduction in the carrying value of assets on the balance sheet to market value or recoverable amount.

Need help?

Contact the AMP Securities Registry

Australia
AMP Securities Registry
GPO Box 4257, Sydney NSW 1046
Phone 1300 654 442
Fax 1300 301 721

New Zealand
AMP Securities Registry
P O Box 91543, Auckland Mail Centre
Phone 0800 448 062
Fax 09 488 8787

United Kingdom
AMP Securities Registry
PO Box 82, The Pavilions
Bridgwater Road, Bristol BS99 7NH
Phone 0800 783 3315
Fax 0870 703 6119

Other countries
AMP Securities Registry
GPO Box 4257, Sydney NSW 1046
Phone 61 2 8234 5000
Fax 61 2 8234 5002

Email
ampservices@computershare.com.au

Internet
www.ampgroup.com/shareholdercentre

Registered Office of AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
Phone 61 2 9257 5000
Fax 61 2 8275 0199

Board Executive and Company Secretary
Prue Milne

Important dates for shareholders

4 April 2003
Record date for 2002 final dividend

28 April 2003
Payment date for 2002 final dividend

15 May 2003
Annual General Meeting in Sydney

Unless otherwise specified, information in this report is current as at 17 March 2003

Please recycle

Corporate Office
33 Alfred Street
Sydney NSW 2000
Australia

Corporate Office
86-90 Customhouse Quay
Wellington
New Zealand

Corporate Office
3 Finsbury Avenue
London EC2M 2PA
United Kingdom

www.ampgroup.com

AMP

Shareholder Report

Concise Annual Review 2002

2002 financial summary

2002 was a difficult and disappointing year. We recorded a loss of A$896 million.

The result includes a write-down of A$1,227 million on some of AMP's businesses. The majority of the write-down was related to intangible assets on businesses in UK Financial Services and the former AMP International.

Net profit
after tax attributable to shareholders
A$m


1,200
800
400
0
(400)
(800)
(1,200)
A$1,027m
A$1,152m
A$690m
(A$424m)
1998
1999
2000
2001
2002

Breakdown of 2002 financial result
A$m


1,200
0
(1,200)
Sale of non-core businesses A$234m
Write-down A$1,227m
Net profit after tax before other items A$495m
Restructuring costs A$344m
Goodwill A$54m
Net loss after tax and other items (A$896m)

Why a write-down?
Tough world equity markets and changes in AMP's strategy led to a review of the book value of AMP's businesses. This revaluation resulted in a reduction of the book value, or write-down, of specific AMP assets.

Dividend

Reduced dividend reflects impact of the fall in our sustainable earnings.

Final 2002 dividend of A$0.20 per share took the total dividend for the year to A$0.46.

Dividend
A$ per share


0.60
0.50
0.40
0.30
0.20
0.10
0
A$0.18*
A$0.41
A$0.47
A$0.51
1998
1999
2000
2001
2002

*AMP listed on 15 June 1998 thus only second-half dividend paid in 1998

Navigating the report

For more information, go online
For more information about a specific topic in this report, refer to the yellow mouse symbol pictured at the top of each page. Next to each symbol is a web address (or url) to part of AMP's corporate website with more detailed information and analysis.

www.ampgroup.com

AMP's corporate website provides a wealth of information about AMP's businesses, Board and senior management team, community involvement and commitment to the environment, along with the company's announcements and financial presentations and reports.

Contents of this report

Concise Financial Report
The financial statements and disclosures in the Concise Financial Report on pages 20 to 33 have been derived from the AMP Group's 2002 Full Financial Report. A more comprehensive understanding of the AMP Group's financial performance, financial position and financing and investing activities is provided in the Full Financial Report. A copy of the Full Financial Report, including the Auditor's Report, is available online at www.ampgroup.com/results or by calling the AMP Securities Registry.

Online Shareholder Report
The AMP Shareholder Report is available online. Electing to receive the online report delivers cost and environmental savings. Contact AMP's Securities Registry if you want to receive next year's Shareholder Report online. Contact details are on the inside back cover.

AMP Limited ABN 49 079 354 519

Market context

AMP's 2002 results were heavily impacted by falls in world equity markets. This affected our earnings by:

- ▷ Lowering our investment income on shareholder capital
- ▷ Lowering the fees and commissions earned on the assets we have under management
- ▷ Reducing the value of the assets we have backing our life funds, particularly in the UK
- ▷ Reducing customers' willingness to invest

Global equity indices
31 December 2001 to 31 December 2002



110
100
90
80
70
60
DEC 01
JAN 02
FEB 02
MAR 02
APR 02
MAY 02
JUN 02
JUL 02
AUG 02
SEP 02
OCT 02
NOV 02
DEC 02
ASX 200 down 12%
FTSE 100 down 24%
MSCI World down 25%
S&P 500 down 23%

Where we must improve

Action is underway to improve AMP's financial performance and refocus its strategic direction.

Key financials we must improve	2002	2001
Net profit (loss) after tax	**(A$896m)**	A$690m
Return on equity (underlying)	**9.2%**	13.1%
Earnings per share (underlying)	**A$0.78**	A$1.08

What we are doing to refocus the business

- ▷ Scaling back over-ambitious international growth strategy in difficult markets
- ▷ Tightly managing UK business and communicating our position clearly
- ▷ Focusing on core business
- ▷ Offering better advice and better products to customers

Where we are making progress

AMP drove down costs, focused on core business and reinforced its financial strength through a capital raising.

- ▷ Reduced AMP Group's controllable costs 11% on a like for like basis and held cost to income ratios across the business relatively steady
- ▷ Sold non-core businesses Cogent, Henderson Private Asset Management and AMP Banking credit card portfolio to realise profit of A$234 million
- ▷ Resilient performances by Australian Financial Services and Henderson Global Investors highlight their underlying strength
- ▷ Successfully raised A$1.15 billion through AMP Reset Preferred Securities offer

Cost to income ratios
AMP Group and business units



%
100
80
60
40
20
0
1999
2000
2001
2002
AMP Group 62%
Australian Financial Services 44%
Henderson Global Investors 69%
UK Financial Services 64%

Chairman's report



"As a fellow shareholder, I am committed to representing shareholders' interests to the best of my abilities and to be honest with you."

Peter Willcox
Chairman

2002 was a very tough and disappointing year for AMP and its shareholders.

Regardless of how well equipped we might have been, the fallout from world equity markets would have still made 2002 an extremely difficult year. However, some of our problems were self-created, as we were not as well prepared for the storm as we could have been.

In his report, Chief Executive Officer Andrew Mohl reviews the events of the year, the lessons we have learned and the actions that he and his new senior management team are taking to improve AMP's performance.

For my part, as AMP's new Chairman, I am going to tell you what actions the Board is taking in response to the events of the past year. Some of these actions are radical, but I believe that only decisive action will restore the confidence in AMP that is justified by the strength of its assets and people.

As your Chairman, and as a fellow shareholder, I am committed to representing shareholders' interests to the best of my abilities and to be honest with you.

Strengthening the management team

Significant changes to AMP's Board and senior management team have occurred during the past six months aimed at turning around the company's performance.

In October 2002, the Board appointed new Managing Director and Chief Executive Officer Andrew Mohl to lead AMP. Andrew was chosen because of his outstanding professional achievements and, of equal importance, because of his personal integrity and forthrightness. Andrew will tell it as it is, both to the Board and to you.

Andrew has established a new senior management team that reflects his values, and embarked on new strategies that recognise the realities of the company's strengths and weaknesses. It will take time for the changes that he has made to work, and you should not expect that it will all be smooth sailing.

The Board completely supports Andrew, and we will be patient while the revolution he is leading unfolds.

I would like to note that the Board has agreed an employment contract with Andrew that is designed to make sure his reward is greater if he succeeds than if he fails. Shareholders will be asked to approve aspects of this contract at our 2003 Annual General Meeting.

Renewing AMP's Board

Once AMP's new senior management team was established and had begun implementing strategic reforms to the business, AMP's Directors decided it was also time for change at the Board level.

Following extensive discussion, the Directors concluded that only the creation of a new Board would offer the opportunity for different outcomes in AMP's future.

Consequently, a Board restructure aimed at having a substantial majority of new and recently appointed Directors was announced. The changes are – and will be – quite radical, however, I believe they are necessary to help the CEO and senior management team turn AMP around.

The new Board will be constructed in stages to provide an orderly transition.

In February, the Chairman stepped down and I, as Chairman-elect, replaced him. Patricia Cross retired at the same time. Sir Malcolm Bates, Paul Mazoudier and Ian Renard will retire during the next six months.

This will result in a Board of five Directors, all of whom will stand for election or re-election at the 2003 Annual General Meeting, including:

Three non-executive Directors:

- myself as Chairman. I joined the Board in September 2002 and was appointed Chairman-elect in December last year
- Lord Killearn, who chairs the Board Finance Committee and Henderson Global Investors
- Richard Grellman, who chairs the Board Audit and Compliance Committee.

Two executive Directors:

- Andrew Mohl, AMP's Chief Executive Officer, who joined the Board in October 2002
- Roger Yates, Henderson Global Investors Managing Director, was appointed to the Board in December 2002.

My aim now is to attract new Directors to add to this Board who have deep business experience and open and challenging minds to bring vigorous debate to our decision-making.

As Derek Higgs said in January 2003 in his report to the UK Government on the role and effectiveness of non-executive directors: 'Effective Boards depend as much on behaviours and relationships as on procedures and structures'.

Where we do business


London
Sydney
Wellington

◇ Australian Financial Services
□ Henderson Global Investors
○ UK Life Services and UK Contemporary Financial Services
☆ Towry Law
△ AMP Sanmar

We have already identified a number of well-qualified candidates with the experience and values we seek, and we hope to announce the appointment of two to three new non-executive Directors during the next six months.

In summary, action is underway to create a new Board that will be better able to meet the company's challenges.

Implementing better Board practices

We are also making a number of changes to current Board practices to address the concerns of our shareholders and customers.

A new long-term equity programme for Directors is being designed to replace the current cash-based retirement allowances for non-executive Directors.

In addition, non-executive Directors remaining on the Board after nine years will be subject to annual re-election by shareholders.

We hope this will result in a continued renewal of the Board in future.

We are also implementing a programme to give new Directors a clear understanding of the fundamentals of AMP's business, markets and customers in each geographic region.

A rigorous performance appraisal system will be introduced to appraise Board performance, along with the performance of individual Directors. I will propose, and I am sure the Board members will agree, that the appraisal of the performance of the Chairman will be a priority in this process. This new system will be designed to provide early warning of any future need for changes to the Board.

Realising AMP's potential

Both AMP's Board and senior management team have undergone radical change, and we are determined that both will place a priority on the interests of our owners and customers.

While these changes will not guarantee a rapid recovery, they are the necessary first steps to improve AMP's long-term performance.

On behalf of the Board, I would like to thank AMP's employees and business partners, the company's senior management team and my fellow Directors for their hard work and determination during very turbulent times.

We have great faith in the fundamental strength of AMP and are determined that the potential of this company is fully realised in the future.



Peter Willcox
Chairman

2002 in review

Poor performance of UK Financial Services

Board changes including new Chairman-elect

CEO and senior management changes

Successful capital raising through Reset Preferred Securities offer

Strategic review of AMP and subsequent restructuring

Substantial balance sheet write-downs

Weakened share price

Chief Executive Officer's report



"I am a big believer in the inherent potential of AMP. I am confident we have the right team and the right approach to turn this company around."

Andrew Mohl
Chief Executive Officer

Restoring confidence in AMP
2002 was a tumultuous year for AMP – one that must not be repeated.

Our greatest disappointment is that we reported the company's biggest loss of A$896 million.

The loss has come about for two distinct reasons.

First, we are managing a business that is highly sensitive to world equity markets in what is now the longest market downturn since 1972.

Second, we were pursuing an unrealistically ambitious growth strategy centred on UK Financial Services at a time when we should have been more measured in our approach and more conscious of our capabilities in what is one of the most challenging markets in the world.

I talk more about both of these issues later in this report.

I inherited a host of challenges when I was given the honour of leading AMP as Chief Executive Officer in October 2002.

One of the biggest challenges is to restore confidence in the company.

I realise that this will take time. Confidence can only be achieved through actions and results – not words – and we have got a long way to go. I outline later in this report the actions we are taking to improve both confidence levels and shareholder returns in the long term.

A key part of my job in restoring faith in AMP again is to 'tell it like it is'. This means open, honest and regular communication with shareholders and everyone who has an interest in the business. At times, when we have bad news to tell, this can appear to be self-defeating in the short term.

But I am committed to telling the good news and the bad in the clearest and simplest way. That is what I have attempted to do in this report.

2002 financial performance
Before I discuss the financial result in detail, it is important to emphasise that AMP continues to be a strong company. We have total shareholder capital resources of A$13 billion, along with conservative gearing.

We successfully raised A$1.15 billion through our Reset Preferred Securities offer last year. The funds are being used to reduce short-term debt, increase capital resources and generally reinforce the company's financial strength.

Despite our strength, we delivered a disappointing result as a consequence of write-downs and restructuring costs that had to be made to refocus the business.

These costs, totalling A$1,571 million after tax, contributed to our bottom line loss of A$896 million for 2002. Before these items, asset sales and goodwill amortisation, our net operating profit was A$495 million.

A write-down of A$1,227 million was the result of a review we conducted of all our businesses. The book value of a number of the businesses was adjusted to reflect current market conditions. These businesses were acquired or built in recent years when market conditions were much better.

Restructuring costs of A$344 million after tax also contributed to the loss. Costs included redundancy payments, write-offs of capitalised expenditure and other product-related closures.

The loss, along with weak markets, lowered our underlying earnings per share to A$0.78 from A$1.08 in 2001. Underlying return on equity was 9.2% compared to 13.1% in 2001.

AMP's dividend policy is to provide shareholders with a steady or rising stream of dividends in line with our long-term sustainable earnings. Our 2002 total dividend reflects the lower level of our underlying earnings.

A final dividend of A$0.20 was declared, taking the total dividend for the year to A$0.46 compared to A$0.51 in 2001. We believe this dividend is financially prudent given the 2002 result.

Business unit performances
Depressed investment markets reduced operating margins across the business. Australian Financial Services and Henderson Global Investors showed resilience, achieving sound operating margins in tough markets. Both businesses lowered their costs and took action to protect their profitability going forward. Fundamentally, they are strong businesses that have the potential to improve returns to shareholders.

UK Financial Services, however, is an asset that is under-performing. Its operating margins, along with sales, were hit hard in 2002. We continue to take action to protect shareholder capital and manage our regulatory capital. I talk more about the UK situation later in this report.

No excuses
I know that many people are asking how we got to this point. There are a number of reasons, but no excuses.

AMP's five-point reform plan

1	2	3	4	5
Address low return channel and product lines	**Focus** short-term growth ambitions on core businesses	**Increase** transparency and quality of disclosure	**Tackle** embedded behaviours	**Role** modelling leadership

As I mentioned earlier, AMP is highly sensitive to world equity markets.

Weak markets, particularly the UK stock market which has fallen by more than 40% in the past three years, have impacted our earnings in four major ways. They have:

- ▷ lowered our investment income on shareholder capital
- ▷ lowered the fees and commissions earned on the assets we have under management
- ▷ reduced the value of the assets we have backing our life funds, particularly in the UK
- ▷ reduced customers' willingness to invest.

Our UK Financial Services business was also the source of many of our problems in 2002. Substantial, continued falls in the UK stock market (as measured by its index, the FTSE) exposed a number of underlying problems with our UK operation – and many other traditional UK life insurance companies.

We have been running an old-style, capital-intensive business that offers products with guaranteed returns to policyholders. However, the business was not making enough money in its own right to sustain these returns.

Instead, like many UK insurance companies, it relied on assets built up in its funds over time, particularly during boom equity markets, to pay the difference.

The drastic and prolonged fall in the UK stock market has exposed the problems with this business approach.

The UK market also put pressure on the ability of our UK Pearl with-profits fund to meet minimum regulatory capital requirements. Consequently, we decided to provide additional capital support of £500 million in June 2002 for this fund.

We did not communicate this situation well last year. The key point is that AMP is a strong company and has implemented sound capital management initiatives to handle further market falls.

Finally, our strategy of simultaneously trying to build our UK business and pursue international growth in difficult market conditions was over ambitious.

We are still in the right business, wealth management, but had been going the wrong direction in a bear market.

Driving reform – doing the basics really well to drive shareholder returns

When I was appointed CEO, I launched a five-point reform plan to improve returns to shareholders and service to customers (refer to 'AMP's five-point reform plan' above). Since then, we have acted quickly and decisively on this plan, conducting an extensive review of every part of AMP's business. We scrutinised every part of the company – our strategy, distribution channels, products, the role of corporate office, and our values.

To date, we have not done the basics well enough. By the basics, I mean focusing on our customers and planners and providing them with the products they want in the easiest way, improving investment performance and driving down costs.

Right now, our goal is to do these basics really well, and in that way we will position the business for future growth.

Our employees
total 11,403*


1%
38%
56%
5%
Australia
New Zealand
UK
Rest of world

*11,403 full-time equivalent employees at 31 December 2002

Total business unit operating margins
A$m


1,000
800
600
400
200
0
A$449m
A$592m
A$925m
A$889m
1998
1999
2000
2001
2002

Chief Executive Officer's report continued

AMP's key businesses and markets

Australian Financial Services	Australia and New Zealand
Henderson Global Investors	International
UK Life Services	United Kingdom
UK Contemporary Financial Services	United Kingdom

Getting back to basics also means stopping activities that do not add, or have the potential to add, shareholder value. As a result, we announced significant changes to the business involving the restructure or closure of some products and distribution channels.

Unfortunately, these decisions affected many of our employees, with jobs reduced across the company. These were very difficult decisions, but, given the tough markets in which we are operating, we had no choice.

Major outcomes of the review included:

- Separation of **UK Financial Services** into two clear operations to allow us to focus on key success drivers in each operation. There is a great deal of work underway and ahead of us in the UK.
- Implementation of a series of actions designed to strengthen and grow areas of **Australian Financial Services**, as well as reduce its sustainable cost base. We have identified sustainable cost efficiencies, which will decrease controllable expenses to a target of A$560 million in 2003.
- Continuation of **Henderson Global Investors'** cost saving programme and a refocus on core business.
- Restructure of **AMP Banking** to compete only in key product areas where it is profitable. While we continue to distribute banking products, we will no longer manufacture them in New Zealand and the UK. In Australia, we will manufacture two key products: residential mortgages and savings deposits.

  This overall restructure will reduce the amount of capital supporting the operation by A$500 million.
- Closure of the **AMP International** business unit, involving the disbanding of the Asian, European and New Ventures teams. Our recently-established business in India now forms part of Australian Financial Services.
- Restructure of **corporate office** to deliver an expected A$40 million in cost savings in 2003. To date, this includes a reduction of over 100 roles (some roles from AMP International).
- Appointment of a **new senior management team** dedicated to turning AMP around.

All of these initiatives were designed to get us back to basics.

While the end of 2002 marked the completion of the first phase of this review process, we expect changes to continue as we concentrate on implementation.

Strategic objectives

Right now, our growth will come from focusing on our core capabilities of advice-based distribution, superannuation/pension fund management and asset management.

We will do this in our core markets of Australia, New Zealand and the UK. This means we will generally not expand our businesses, other than organically, until they are delivering the required financial returns.

In line with this, our long-term strategic objectives include:

- growing AMP's leading position in the Australian wealth management market
- reducing AMP's capital commitment in the UK by releasing capital from UK Life Services while simultaneously taking other action to increase return on invested capital
- developing a wealth management business in the UK focused on investment and pension products distributed primarily through advisers
- building a global asset management business in partnership with AMP's wealth management businesses, with a focus on the UK and selective expansion in Europe, North America and Asia.

Outlook

I am a big believer in the inherent potential of AMP. It will take a lot of hard work and time to turn that potential into a reality.

We also need stock markets to recover, as they are a key driver of our business performance.

The reality of the lags in our business means that even if markets pick up tomorrow, it will take some time for that to flow through into improved investor confidence and stronger activity.

My senior management team and I are committed to restoring confidence in AMP and realising AMP's potential for shareholders – and all other people who have an interest in the company.

Once we get the basics right, we will be in a much stronger position to grow in the future.

There is no doubt that 2003 is going to be another challenging year but I am confident that we have the right team and the right approach to turn this company around.

Andrew Mohl
Chief Executive Officer

Five-year financial summary

YEAR ENDED 31 DECEMBER		2002 A$ MILLION	2001 A$ MILLION	2000 A$ MILLION	1999 A$ MILLION	1998 A$ MILLION
Consolidated statement of financial performance						
Gross premium, fee and other revenue		**18,240**	19,912	20,917	16,129	12,956
Deposits portion of gross premiums[1]		**(13,379)**	(13,649)	(13,874)	n/a	n/a
Net premium, fee and other revenue		**4,861**	6,263	7,043	n/a	n/a
Investment gains (losses)		**(7,787)**	(1,605)	7,157	12,589	13,135
Profit before tax		**(2,424)**	(587)	636	103	2,616
Income tax (expense) credit		**801**	397	107	(580)	(979)
Outside equity interests (including unattributed life funds)		**727**	880	409	53	(610)
Net profit after tax attributable to shareholders		**(896)**	690	1,152	(424)	1,027
Consolidated statement of financial position						
Cash at bank and on deposit		**11,358**	8,485	5,960	6,208	5,873
Investment assets		**136,876**	152,094	158,620	115,599	101,573
Intangibles		**945**	866	195	233	93
Excess of market value over net assets of controlled entities		**1,825**	2,926	3,945	2,659	1,026
Other assets		**6,967**	7,719	8,427	6,541	4,322
Total assets		**157,971**	172,090	177,147	131,240	112,887
Outstanding claims		**3,129**	3,772	5,497	5,385	1,495
Borrowings and subordinated debt		**12,881**	13,212	13,457	11,669	5,166
Life insurance policy liabilities		**116,245**	128,913	131,213	89,487	81,215
Other liabilities		**7,793**	8,876	10,057	9,427	8,337
Total liabilities		**140,048**	154,773	160,224	115,968	96,213
Net assets		**17,923**	17,317	16,923	15,272	16,674
Contributed equity		**5,001**	4,613	4,206	3,967	3,755
Reserves		**871**	823	612	333	658
Shareholders' retained profits		**2,661**	4,084	3,967	3,332	4,262
Total equity attributable to shareholders		**8,533**	9,520	8,785	7,632	8,675
Unattributed life funds		**5,494**	6,232	6,802	6,660	7,300
Outside equity interests – AMP Reset Preferred Securities		**1,141**	–	–	–	–
– other controlled entities		**2,755**	1,565	1,336	980	899
Total equity		**17,923**	17,317	16,923	15,272	16,674
Other financial data						
Basic earnings per ordinary share	($ps)	**($0.79)**	$0.62	$1.05	($0.39)	$0.97
Diluted earnings per ordinary share	($ps)	**($0.79)**	$0.62	$1.03	($0.39)	$0.97
Dividends per ordinary share	($ps)	**$0.46**	$0.51	$0.47	$0.41	$0.18
Number of ordinary shares	(m)	**1,159**	1,129	1,105	1,089	1,077
Assets under management	($bn)	**256**	292	291	259	177
AUD:GBP (closing rate)	(currency)	**0.3498**	0.3517	0.3720	0.4060	0.3687

Note:
1. *Deposit portion of gross premiums data is not available for 1999 and 1998.*

The above information is from the Directors' Report and Financial Report. Classifications adopted in 2002 and 2001 for certain revenues and expenses, and certain assets and liabilities, differ from the classifications in earlier years. The differences are not significant and have no impact on net profit (loss) or net assets.

For further financial details and analysis on AMP's businesses go to the 2002 Investor Report www.ampgroup.com/results

Business overview

Australian Financial Services



Craig Dunn
Managing Director
Australian Financial Services

Total operating margins
A$m


500
400
300
200
100
0
A$151m
A$280m
A$370m
A$366m
1998
1999
2000
2001
2002

Overview

Australian Financial Services (AFS) performed well in tough markets, demonstrating our financial strength. We minimised the impact of market conditions on our operating margins through strong cost management and took deliberate actions to position the business for future growth.

Financial results

- Operating margins down 9% on 2001 to A$334 million
- Controllable costs fell 8% on 2001 and cost to income ratio steady at 44%
- Net cashflows down to A$1,168 million from A$2,602 million in 2001 as a result of weak global equity markets
- Total new business fell 11% but corporate superannuation new business grew 12%
- Value of new business up 8% to A$251 million after restatement
- Return on invested capital marginally lower on 13.8% from 14.1% in 2001

Key developments

In late 2002, we implemented specific actions designed to strengthen and grow our core business in continuing tough markets.

Sustainable cost reductions were achieved in 2002 and further reductions identified for 2003. These are being achieved through a focus on core business including:

- integrating AMP Direct into other areas of AFS to realise cost efficiencies and to refocus on advice-based distribution
- reviewing all operations and stopping non-essential activities, which will result in the loss of approximately 550 jobs.

Continuing to strengthen our advice-based distribution channels, we acquired Arrive Financial Planning from PricewaterhouseCoopers. We also implemented an innovative incentive programme for the AMP Financial Planning and Hillross channels, which aims to attract and retain planners and increase their productivity.

Early in 2003, international commercial credit ratings agency Standard & Poor's reaffirmed its rating of our Australian operation as AA–, which reflects superior financial strength.

Key priorities in 2003

- Making AMP the easiest to deal with for planners and customers
- Strengthening profitability of all products and channels
- Strengthening the competitiveness of product offerings
- Continuing to grow and strengthen our advice-based distribution channels

Henderson Global Investors



Roger Yates
Managing Director
Henderson Global Investors

Total operating margins
A$m


500
400
300
200
100
0
A$80m
A$127m
A$315m*
A$208m
1998
1999
2000
2001
2002

* Included A$99 million in technology investment performance fees

Overview

Henderson delivered robust results in challenging markets, maintaining stable operating margins. We vigilantly managed costs and re-examined our strategic priorities to protect earnings and our position as a multi-asset, multi-geographic business.

Financial results

- Operating margins down 8% on 2001 to A$192 million
- Controllable costs down 6% to A$627 million on 2001 and cost to income ratio up one percentage point to 69%
- Assets under management fell 13% to A$256 billion largely due to negative market movements
- Profit of A$28 million on the sale of private asset management business, with a further amount potentially receivable in the second half of 2003
- Return on invested capital marginally lower on 10.7% from 11.1% in 2001

Key developments

In 2002, we took action to counteract the substantial falls and volatility in global equity markets and decline in industry sales volumes. We closed low-priority operations, rationalised non-profitable UK and European retail funds, centralised functions and scaled back e-business activity. While business restructuring resulted in 100 jobs being made redundant, we continued to invest in building our investment management and client servicing capabilities.

Despite market volatility, our hedge funds, US mutual funds and Australian life funds delivered strong investment performances. However, this was tempered by a decline in investment performance in core UK fixed income and equity products.

Fifty percent of property assets and 43% of listed assets outperformed their benchmarks during 2002.

Key priorities in 2003

- Maintaining position as a multi-asset, multi-geographic business, with a focus on growth opportunities in the UK
- Continuing to focus on improving investment performance, service and distribution
- Further improving business efficiency and cost management

For details on AMP's senior management team go to www.ampgroup.com/management

Business overview continued

UK Financial Services

UK Financial Services (UKFS) had a difficult year, with a substantial fall in the UK stock market impacting the regulatory capital position of the business and customer demand for products. We took action to protect our capital position and manage risks more effectively.

Total operating margins
A$m


500
400
300
200
100
0
A$247m
A$227m
A$264m
A$328m
1998
1999
2000
2001
2002

Key developments

The UK stock market has fallen by more than 40% during the past three years. This continued fall has placed pressure on our UK funds, including the Pearl with-profits fund, and required extra support from the Group. This involved providing additional capital support of £500 million.

In addition, by year end we had separated UKFS into two clear operations to allow us to focus on key success drivers in each operation. The split is designed to lessen our risks in the UK, as we have isolated the majority of our capital in one operation to ensure it is carefully managed. Meanwhile, a smaller team is able to separately pursue selected growth options. More information on these operations is provided below.

Restructuring initiatives during 2002 will result in the loss of around 3,400 jobs by the end of 2003.

Financial results

- Operating margins down 36% on 2001 to A$211 million
- Cost reduction programme on track, delivering £68 million in 2002 and cost to income ratio steady at 64%
- Sales down 21% reflecting tough markets and closure of Direct Sales Force
- Persistency fell one percentage point to 88% on 2001
- Return on invested capital fell to 6.5% from 10.2% in 2001 due to capital injection and reduced profit



Ian Laughlin
Managing Director
UK Life Services

UK Life Services

This operation is where most of our UK capital is invested, and our focus is on protecting and enhancing the value of that capital.

UK Life Services is responsible for the long-term management of the mature and closed book of products in Pearl, London Life and NPLL (the 'old' NPI). AMP has significant experience in extracting value from closed books.

Shareholder value of the in-force book will be maximised by focusing on the basics: customers, products and financial management. This means:

- improving management of high-value customers to encourage them to continue investing in their existing AMP products
- driving down unit costs
- actively managing the balance sheet and risks.



John Drabble
Managing Director
UK Contemporary Financial Services

UK Contemporary Financial Services

UK Contemporary Financial Services' aim is to pursue growth options in selected, profitable areas. For example, corporate pensions – a market expected to grow to over £17 billion per annum by 2011 – are provided through referral from Employee Benefit Consultants (EBCs) and Independent Financial Advisers.

A separate corporate pension business was launched in 2002 to focus on EBCs. It achieved a 26% win rate with tenders and by 2003 had secured a position on all 15 major EBC panels.

Shareholder value will be maximised by:

- identifying products and channels where AMP has or can develop a competitive advantage and can generate the required returns
- developing and operating on modern platforms
- building a contemporary, capital efficient product portfolio
- leveraging our expertise in pensions management and distribution
- providing first-class service to customers and planners.

AMP portfolio businesses



Marc de Cure
General Manager
Strategy and Development

Overview

Outside our core operations, AMP has a portfolio of businesses in diverse areas managed by the General Manager Strategy and Development.

These businesses (other than discontinuing businesses) formed part of the business unit called AMP International until it was closed in October 2002 in line with CEO Andrew Mohl's five-point reform plan. Further strategic changes have since been made to these businesses.

Key developments

AMP Banking
AMP Banking was restructured to compete only in profitable product areas. We intend to shift our focus from banking product manufacturer to distributor, with the exception of two key products. In Australia, we continue to manufacture and distribute mortgages and deposits.

We sold our credit card portfolio in Australia and New Zealand to American Express for approximately A$238 million. A sales process is also in place to exit the manufacture of:
> mortgage and deposit products in New Zealand and the UK
> property finance products in Australia and New Zealand.

We intend to continue distributing banking products in Australia, New Zealand and the UK.

In 2003, banking operations in Australia and New Zealand will form part of Australian Financial Services and in the UK part of UK Contemporary Financial Services.

AMP Asia and AMP Europe
The AMP Asia and AMP Europe development teams were disbanded and the AMP Japan business is being closed in line with AMP's focus on core business. Associated costs have been included in the A$344 million restructuring costs and A$1,227 million write-down.

AMP Sanmar
AMP's life insurance joint venture in India, AMP Sanmar, increased its adviser force and widened its product range in 2002, taking prudent action to grow the business. The business now forms part of Australian Financial Services.

Cogent
AMP completed the sale of Cogent, its investment administration business, to BNP Paribas in September 2002. Profit on the sale in 2002 was £72 million after tax, with the potential for additional final profit to be released in 2003 on determination of the final instalment of the purchase price.

Discontinuing businesses
AMP's discontinuing businesses include Cobalt and its associated reinsurance and commercial insurance portfolios currently in run-off (ie no new policies are being written). These businesses were managed successfully in 2002, generating net profit after tax of A$61 million.

AMP is currently reviewing options to realise greater shareholder value from these operations.

Virgin Money
AMP's 50:50 joint venture with the Virgin Group, Virgin Money, increased operating revenues by 105% and decreased costs by 22% on 2001 despite difficult markets. The improved performance was driven by the successful launch of the Virgin-branded credit card in the UK. Virgin Money's management team is working with AMP and the Virgin Group to reposition the business and realise greater shareholder value.

www.ampgroup.com/board

Directors' report

Your Directors present their report on the consolidated entity consisting of AMP Limited (the Company) and the entities it controlled at the end of or during the year ended 31 December 2002 (AMP Group).

Directors' details
Details of Directors of the company in office at the time of signing this report, and each Director's qualifications, experience and special responsibilities are set out below.

Directors' meetings
Details of attendance by Directors of AMP Limited at Board and Board Committee meetings held during the year ended 31 December 2002 are outlined in the table at right.

BOARD MEETINGS DIRECTORS AT 31 DECEMBER 2002[1]	FULL AGENDA		SPECIAL PURPOSE	
	A	B	A	B
Stan Wallis	7	7	5	5
Peter Willcox[3]	2	2	5	5
Andrew Mohl[4]	1	1	3	3
Sir Malcolm Bates	7	7	5	5
Patricia Cross	7	7	5	5
Richard Grellman	7	7	5	5
Lord Killearn	7	7	5	4
Paul Mazoudier	7	7	5	5
Ian Renard	7	7	5	5
Roger Yates[5]	–	–	–	–

Notes: Column A – Indicates number of meetings held while the Director was a member of the Board/Committee.
Column B – Indicates number of those meetings attended.



Peter Willcox
Chairman-elect
Age 57. BA (Hons), MA (Physics) Cambridge

Joined the Board in September 2002. Appointed Deputy Chairman in December 2002 and will succeed Mr Wallis as Chairman on 26 February 2003, following the signing of this report. Member of the Board's Governance, Nomination and Remuneration Committees.

Experience 20-plus years' senior executive experience in the petroleum industry in Australia and internationally. Former Chief Executive Officer BHP Petroleum. Previously Director of a number of international, public companies including financial services experience with Lend Lease Corporation, MLC Limited and Schroders Australia Holdings Limited.

Other directorships
Chairman of Mayne Group Limited.

Andrew Mohl
Managing Director and Chief Executive Officer
Age 47. BEc (Hons)

Appointed Managing Director and CEO in October 2002. Member of the Board's Finance and Governance Committees. Director of AMP's key operating subsidiaries.

Experience 20-plus years' financial services experience, including more than six years at AMP. Most recently was Managing Director of AMP Australian Financial Services from 1999 to 2002. Prior to this role, Managing Director of AMP Asset Management, responsible for the unit's investment of all Australasian retail and wholesale funds. Joined AMP in 1996 as General Manager Retail Distribution, AMP Financial Services, leading the transformation of advice-based distribution and the development of AMP's multi-channel distribution platform.

Former ANZ Senior and Chief Economist (1986-1990) and Managing Director ANZ Funds Management (1993-1996). Past Deputy Head of Research at the Reserve Bank of Australia.

Richard Grellman
Age 52. FCA

Appointed to the Board in 2000. Chairman of the Board's Audit and Compliance Committee and member of its Nomination Committee. Director of AMP Life Limited.

Experience 32 years in the accounting profession. KPMG Financial Services partner from 1982 to 2000. Member of KPMG's National Board from 1995 to 1997 and National Executive from 1997 to 2000. Independent Financial Expert for AMP's demutualisation and Investigating Accountant for AMP's prospectus and listing.

Other directorships
Chairman of the Board and Council of the NSW Motor Accidents Authority. Chairman of Cryosite Limited.

Lord Killearn
Age 61. Resident of the UK.

Appointed to the Board in 1999. Chairman of the Board's Finance Committee and member of its Remuneration Committee. Chairman of Henderson Global Investors (Holdings) plc.

Experience 29 years' international financial services experience. Retired in 2002 as Managing Director, Corporate Finance from Cazenove, a leading investment bank providing corporate finance advice, distributing securities and research and managing funds worldwide. Joined Cazenove in 1968 and was primarily responsible for the Asia Pacific business.

Other directorships
Director of Albion Investment Company (Alderney) Limited, Maxis Communications Berhad and Shanghai Real Estate Limited.

Roger Yates
Managing Director Henderson Global Investors
Age 45. BA (Hons)

Appointed to the Board in December 2002 as Executive Director. Director of Henderson Global Investors (Holdings) plc and a number of its subsidiaries.

Experience 21 years' experience in the funds management industry as an investment professional and business manager. Henderson Global Investors Managing Director since 1999. Led the integration of Henderson and AMP Asset Management and has managed the rise of Henderson Global Investors to an international asset manager.

Prior to Henderson, was Chief Investment Officer of Invesco Global and has held senior roles for fund management companies, LGT and Morgan Grenfell.

COMMITTEE MEETINGS DIRECTORS AT 31 DECEMBER 2002[1]	BOARD AUDIT AND COMPLIANCE COMMITTEE A	B	BOARD FINANCE COMMITTEE A	B	BOARD GOVERNANCE COMMITTEE A	B	BOARD NOMINATION COMMITTEE A	B	BOARD REMUNERATION COMMITTEE A	B	AD HOC COMMITTEES[2] A	B
Stan Wallis	–	–	–	–	5	5	5	5	9	9	5	5
Peter Willcox[3]	–	–	–	–	–	–	–	–	–	–	–	–
Andrew Mohl[4]	–	–	1	1	1	1	–	–	–	–	–	–
Sir Malcolm Bates	–	–	–	–	5	5	5	5	9	9	–	–
Patricia Cross	–	–	12	12	–	–	–	–	9	9	–	–
Richard Grellman	10	10	–	–	–	–	5	5	–	–	–	–
Lord Killearn	–	–	12	12	–	–	–	–	9	9	–	–
Paul Mazoudier	10	10	–	–	5	5	–	–	–	–	–	–
Ian Renard	10	10	12	12	5	5	–	–	–	–	2	2
Roger Yates[5]	–	–	–	–	–	–	–	–	–	–	–	–

Notes:
1. Mr P J Batchelor who ceased to be a Director on 23 September 2002 attended meetings during 2002 as follows: 5 of 5 Full Agenda and 2 of 2 Special Purpose Board meetings, 10 of 10 Board Finance Committee meetings, 4 of 4 Board Governance Committee meetings, 5 of 5 Board Nomination Committee meetings and 5 of 5 ad hoc committee meetings.
2. Ad hoc committees of the Board were constituted during the year in relation to the financial results and the divestment of Cogent.
3. Mr Willcox was appointed to the Board on 9 September 2002.
4. Mr Mohl was appointed to the Board on 7 October 2002.
5. Mr Yates was appointed to the Board on 4 December 2002.

Retiring or retired Directors



Sir Malcolm Bates
Age 68. Hon DLitt, MSc, FCIS, FRAeS, CCMI
Resident of the UK.

Appointed to the Board in 1998. Chairman of the Board's Remuneration Committee and member of its Governance and Nomination Committees. Joined the Board of AMP (UK) plc in 1996 and appointed Chairman of AMP's key UK Financial Services operating subsidiaries that year.

Experience 30-year career as a senior executive and director of major international manufacturing and distribution organisations, preceded by five years in merchant banking. Former Deputy Managing Director of GEC plc, Great Britain's leading manufacturer of electrical and electronic equipment, from 1985 to 1997. Held Senior Commercial Director role from 1976 to 1985.

Other directorships
Chairman of Premier Farnell plc and London Transport.

Paul Mazoudier
Age 61. BA, LLB (Hons), FAICD

Appointed to the Board in 2000. Chairman of the Board's Governance Committee and member of its Audit and Compliance Committee. Director of AMP Life Limited.

Experience 35-year legal career. Commercial partner of Minter Ellison, Lawyers, from 1970 to 1974 and 1980 to 2000, specialising in negotiation, international and local joint ventures, mergers, acquisitions, foreign investment law, superannuation and demutualisations. Former NSW Chairman and member of Minter Ellison's National Executive Committee.

Other directorships
Chairman of Sims Group Limited, Bishop Technology Group Limited, Ambition Group Limited and Atlas Copco Australia Pty Limited. Director of HPAL Limited.

Ian Renard
Age 56. BA, LLM, FAICD

Appointed to the Board in 1998. Member of the Board's Audit and Compliance, Finance and Governance Committees. Director of AMP Bank Limited.

Experience 29 years in the legal profession. Former Partner of Arthur Robinson & Hedderwicks from 1979 to 2001, practising commercial law. Since resigning from the partnership, has been continuing in a consultant role with Allens Arthur Robinson.

Other directorships
Director of CSL Limited, Newcrest Mining Limited and Hurstmead Pastoral Company Pty Limited.

Patricia Cross
Age 43. BSc (Hons), FAICD, FAIM, FFTA

Appointed to the Board in 2000. Member of the Board's Finance and Remuneration Committees. Director of AMP Bank Limited. Retiring as a Director on 26 February 2003, following the signing of this report.

Experience 20 years' international banking and finance experience. Held managerial and senior executive positions with several international financial institutions including Chase Manhattan Corporation, Banque Nationale de Paris and National Australia Bank in the United States, Europe and Australia.

Other directorships
Director of Wesfarmers Limited and ex officio Director Deloitte Touche Tohmatsu. Chair of Qantas Superannuation Limited.

Stan Wallis, AC
Chairman
Age 63. BCom, Hon LLD (Monash), FCPA, FAIM, FCIM, FCIS

Member of the Board since 1990. Appointed Chairman in 2000. Chairman of the Board's Nomination Committee and member of its Governance and Remuneration Committees. Retiring as a Director on 26 February 2003, following the signing of this report.

Experience 40-plus years' industrial and financial services experience. Former Managing Director (18 years) and Chairman (four years) of Amcor Limited. Previous Chairman of retailer Coles Myer Limited. Past President of the Business Council of Australia and former Chairman of the 1996/1997 Committee of Inquiry into the Australian Financial System.

Other directorships
Director of Australian Foundation Investment Company Limited.

Directors' report continued

Principal activities
AMP is a leading international financial services organisation focused on wealth management. Its principal activities include retirement savings and incomes, funds management, life insurance and general insurance distribution, financial planning and banking services. AMP operates in more than 20 countries around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. Except as described in this report there have been no significant changes in the nature of those activities during the year.

Review of operations and results
The result for 2002 was a net loss after tax attributable to shareholders of $896 million compared to a profit after tax of $690 million for 2001. A detailed analysis of shareholder profit is shown following this report. The most significant factor impacting this result – the writedown of $1,227 million in the value of AMP's businesses during the period to market value or recoverable amount – reflects the poor operating environment affecting UK and European life companies and the results of a strategic review across the Group. As a result, $1,028 million was written off from the excess of market value over net assets of controlled entities and historic cost goodwill, with the balance being reflected in a reduction in tangible assets.

The results for the year were impacted by investment markets, lower new business in the Australian and UK life insurance business and lower margins. This was partly offset against expense savings in the period. Assets under management were $256 billion at 31 December 2002, a fall of $36 billion from prior year reflecting the adverse market conditions and reduced cash flows from poor investor sentiment in this difficult market environment.

Investment income has been adversely affected by depressed global investment markets. A 24.5% fall in 2002 in the UK FTSE 100 (nearly a 43% fall since December 1999) and an 11.5% fall in 2002 in the Australian All Ordinaries have contributed to a decline in the investment income of the Group, with total investment losses (before tax) attributable to shareholders, policyholders and unattributed life funds of $7.8 billion for the year ended 31 December 2002 from losses of $1.6 billion in 2001.

Following the appointment of the new CEO and Senior Management Team, a strategic review of AMP's operations was undertaken, resulting in a focus on core businesses and a wind-down or closure of non-core activities. Restructuring costs of $344 million (after tax) have been recognised as part of the cost of implementing the strategic reform initiatives announced by the CEO. In addition, total staff numbers have fallen from 14,868 at 31 December 2001 to 11,403 at 31 December 2002.

Other significant restructuring activities included the sale of non core businesses:

- Cogent, the Group's investment administration business, resulting in a profit after tax of $204 million
- the Bank's credit card business to American Express, resulting in a profit after tax of $24 million
- Henderson's UK private client business, resulting in a profit after tax of $28 million.

During the year a controlled entity of the company issued 11,500,000 AMP Reset Preferred Securities ('RPS') at $100 each. Proceeds from the issue of RPS were used to reduce short term debt, and provide the AMP Group with a more efficient and stronger capital structure. Full details of the RPS are included in Note 21 Outside Equity Interests of the Full Financial Report.

Capital and reserves of the Group have decreased to $8,533 million from $9,520 million at 31 December 2001 as a result of the net operating loss and dividends paid, offset by an increase in contributed equity, mainly from the Dividend Reinvestment Plan.

Since 31 December 2002, global investment markets, particularly the UK FTSE 100, have weakened. If global markets weaken further, or remain at current levels, the Group's profitability will be adversely affected.

Political donations
AMP believes it is appropriate to make contributions to support the democratic process. Contributions to political parties are determined on a basis which recognises the relative representation of major political parties in Parliaments throughout Australia and New Zealand.

Contributions to major political parties made during 2002 were:

Federal Liberal Party of Australia	$50,000
Federal Australian Labor Party	$50,000
National Party of Australia	$25,000
Labour Party of New Zealand	NZ$10,000
National Party of New Zealand	NZ$10,000

Smaller contributions were also made during 2002 to Australian State political parties.

Significant changes in the state of affairs
In October 2002, the Group changed its strategic direction to concentrate on growing AMP's leading position in the Australian wealth management market, reducing AMP's capital commitment in the UK and building a global asset management business in partnership with AMP's wealth management businesses. This review resulted in a writedown of the value of AMP's businesses by $1,227 million as referred to above.

AMP's divestment of the Cogent business by way of a sale to BNP Paribas had no significant effect on the company's accounts other than the profit referred to above. Other divestments which also had only a minimal impact on the accounts were Henderson's private client business in the UK and the Bank's credit card business, which was sold to American Express.

The appointment of Andrew Mohl and the strategic review of AMP's businesses resulted in a number of senior executives departing the Group, and the appointment of a new Senior Management Team.

The Chairman-elect announced a restructure of the AMP Limited Board on 25 February 2003.

Likely developments
Details of likely developments in AMP's businesses are set out elsewhere in this report. In the opinion of the Directors, disclosure of further information about likely developments in AMP's businesses are commercially sensitive and would be likely to be detrimental and result in unreasonable prejudice to the company.

The environment
In the normal course of its business operations AMP is subject to a range of environmental regulations, of which there have been no material breaches during the year.

In 2002, AMP committed to its global environment policy, which was approved by the AMP Limited Board and overseen by the Board Governance Committee.

The policy covers both operational and investment-related environmental impacts and is available on www.ampgroup.com under 'About AMP'.

Operational impact
The implementation of the policy at an operational level is supported through employee education.

AMP is investigating environmental measurement systems, focusing initially on its Australian premises.

Investment management – Henderson Global Investors
Equities – As an active investor, Henderson believes that engagement with companies on environmental issues is an effective way to influence management practices to the benefit of its clients and the natural environment.

Henderson's equity investments are guided by its UK and Australian/New Zealand corporate governance policies, which include environmental considerations.

Property – AMP Henderson has continued to implement initiatives across the Australian property investment management business under its environmental management plan.

Its 2002 initiatives included water conservation, 'green power', environmental benchmarking, evaluation of a building rating system and energy conservation.

The focus for 2003 is to improve benchmarking and to implement at as many managed properties as possible the initiatives that were trialled during 2002.

Stanbroke Pastoral Company
Stanbroke remains committed to using scientifically-based land management strategies that will maintain soil, water and biodiversity value.

The 2000 land clearing moratorium on the development of previously uncleared vegetation on its properties is still in effect.

Environmental planning for all properties commenced in May 2002, with additional work underway to assess the company's greenhouse gas emissions. The results of these studies, which are anticipated to be complete during 2003, will guide Stanbroke's future land management plans.

Private capital
Reflecting the high risk/return nature of private capital investment, environmental assessment is undertaken on a case by case basis rather than according to a documented process. It is predominantly carried out as part of due diligence, with differing levels of emphasis depending on whether the investment is considered to have a high, medium or low environmental impact.

Events occurring after the reporting date
As at the date of this report the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

Directors' and other officers' remuneration
Details of the emoluments paid to the Directors and the five highest paid executive officers of the Group and options granted are disclosed in Note 7 of the Concise Financial Report.

The five highest paid executive officers of the Group during 2002 were executives who left the company during that year. Payments at cessation include statutory and other contractual entitlements and payments made in mitigation of other legal claims following external expert advice. Those payments are disclosed in Note 7 of the Concise Financial Report. The base salaries of the five highest paid current executive officers are also disclosed.

The amount to be paid to Mr Batchelor has not been finalised at the date of this report.

Options
Disclosure of information relating to the granting and exercise of options over unissued ordinary shares are shown in Note 31 of the Full Financial Report.

Following a review of AMP's long term incentive policies, AMP announced on 4 October 2002 that share options would not be granted as part of the remuneration of its executives and senior employees, and that a new long term incentive programme based around performance rights would be introduced.

Directors' interests
At 26 February 2003, the Directors hold the following beneficial interests in: AMP Limited Shares, Options over AMP Limited Shares, and Debentures and Registered Schemes made available by AMP Limited or its related entities.

	SHARES	OPTIONS	INCOME SECURITIES
S D M Wallis	26,000	–	–
P Willcox	12,000	–	500
A M Mohl	187,043	365,000	–
Sir Malcolm Bates	5,000	–	–
P A Cross	10,000	–	–
R J Grellman	7,500	–	–
Lord Killearn	13,840	–	–
P K Mazoudier	2,600	–	–
I A Renard	5,085	–	50
R P Yates	100,311	550,000	–

Directors' report continued

Indemnification and insurance of Directors and officers
Under its Constitution, the company has, to the extent permitted by law, agreed to indemnify all officers of AMP (including the Directors) for any liability, whether civil or criminal, (including the costs and expenses of defending actions for an actual or alleged liability) which they may incur in that capacity.

No indemnity is given to current or former employees of the AMP Group against liability incurred in their capacity as an employee unless the giving of the indemnity has been approved by the Board. During or since the end of the financial year, no such indemnities have been provided.

During or since the end of the financial year, the AMP Group has paid or agreed to pay premiums in respect of a contract insuring all of the officers (including all Directors) of the AMP Group against certain liabilities as permitted by the Corporations Act 2001. The insurance policy prohibits disclosure of the nature of the liability, the amount of the premium and the limit of liability.

In addition, the company and each of the Directors are parties to Deeds of Indemnity and Access, as approved by the Board. Those Deeds of Indemnity and Access provide that:

- The Directors will have access to the books of AMP Limited for their period of office and for 7 years after they cease to hold office;
- AMP Limited indemnifies the Directors to the extent permitted by law;
- The indemnity covers liabilities incurred by the Directors in their capacity as officers of other AMP Group companies; and
- AMP Limited will maintain Directors' and officers' insurance cover for the Directors to the extent permitted by the law for the period of their office and for 7 years after they cease to hold office.

Dividends
Details of the dividends paid and proposed during the financial year are disclosed in Note 6 of the Concise Financial Report.

Rounding
In accordance with the Australian Securities and Investments Commission Class Order 98/0100, amounts in this Directors' Report and the accompanying Financial Report have been rounded off to the nearest million Australian dollars, unless stated otherwise.

Signed in accordance with a resolution of the Directors.

Stan Wallis
Chairman

Peter Willcox
Chairman-elect

Andrew Mohl
Managing Director and Chief Executive Officer

Sydney, 26 February 2003

Detailed analysis of shareholder profit

for the year ended 31 December 2002

This table shows a detailed analysis of the source of net profit after tax attributable to shareholders of AMP Limited by business unit.

ALL AMOUNTS AFTER INCOME TAX	2002 A$ MILLION	2001 A$ MILLION
Australian Financial Services	334	366
UK Financial Services	211	328
Henderson Global Investors	192	208
AMP Banking	(7)	(13)
Total business unit operating margins	**730**	889
Discontinuing businesses	38	148
Corporate office costs	(79)	(102)
Total operating margins	**689**	935
Underlying investment income[1]	437	506
Interest expense on corporate debt	(230)	(242)
Distribution on AMP Reset Preferred Securities	(13)	–
Underlying contribution	**883**	1,199
Investment income market adjustment[2]	(388)	(532)
Profit after income tax before other items	**495**	667
Transformation costs[3]	(344)	(8)
Asset sales	234	86
Valuation adjustments	(1,227)	–
Goodwill amortisation	(54)	(55)
Net profit after tax attributable to shareholders of AMP Limited	**(896)**	690

Notes:
1. The investment income on shareholder capital attributed to the Business Units and Corporate Office is normalised in order to bring greater clarity to the results and to eliminate the distorting impact of short term market volatility on the Group's underlying performance.
2. The investment income market adjustment is the difference between the normalised investment income and the actual investment income attributable to shareholders.
3. Transformation costs include redundancies, the consolidation of operating sites, rationalisation of computer systems and elimination of duplication across the management and support functions.

Corporate governance

How we do business
At AMP, our approach to governance starts with acknowledging our responsibilities to our stakeholders who include shareholders, customers, employees, community and the environment. We know that people are increasingly interested in not only our financial performance and product and service offerings, but also how we run our businesses, manage our employees and interact with the community and environment.

AMP is a wealth management company operating across a range of geographic locations and markets. We strive to ensure that our governance 'in action' is of the highest standard, consistent with our principles and values, while at the same time practical and transparent for local market conditions which vary with different legal, regulatory, investor and community expectations.

As an investment manager, Henderson Global Investors also plays a leadership role in setting new standards for corporate governance practice across a broad range of industries.

We are continually working to improve our governance policies and practices both at Board level and at the boards of our subsidiary companies, including regulated entities. While our values remain constant, we know we must adapt our business practices to ensure we meet our obligations as a responsible company in a changing world.

Role of the Board of Directors
The Board of Directors is responsible for the long-term direction and well-being of AMP and is accountable to shareholders for how the company performs. The Board's responsibilities include:
- ▷ providing strategic direction to the company and validating and approving the strategic plan;
- ▷ appointing the Managing Director and Chief Executive Officer and approving executive succession plans;
- ▷ monitoring the performance of the Managing Director and Chief Executive Officer and approving executive remuneration policies;
- ▷ reporting to shareholders and ensuring that all regulatory requirements are met;
- ▷ making decisions in relation to major acquisitions, divestments or withdrawal from major lines of business;
- ▷ overseeing internal controls and processes for identifying areas of significant business risk; and
- ▷ ensuring AMP's business is conducted ethically and transparently.

Board size and composition
The size and composition of the Board is determined by the Board, subject to the limits set out in AMP's Constitution which requires a minimum of three Directors and a maximum of 16 Directors. The Chairman of the Board is non-executive and independent of the role of Managing Director and Chief Executive Officer (CEO). The Board will continue to be made up of a significant majority of independent non-executive Directors.

Directors' independence
It is important that the Board is able to operate independently of executive management. Each of the non-executive Directors is considered by the Board to be independent of management. This means that they are free from any business, interest or other relationship which could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the company.

AMP also has independent Directors on the boards of significant regulated subsidiaries.

Appointment of new Directors
Nominations of new Directors, recommended by the Board Nomination Committee, are considered by the full Board. The Board Nomination Committee uses external consultants to access a wide base of potential Directors, considering their range of skills and experience required in light of:
- ▷ the current composition of the Board;
- ▷ the need for independence;
- ▷ the strategic direction and progress of AMP; and
- ▷ the geographic spread and diversity of AMP's businesses.

The Board assesses nominated Directors against a range of criteria including background, experience, professional skills, personal qualities and their capacity to commit themselves to the Board's activities. A Director appointed by the Board during the year will stand for election by shareholders at the next Annual General Meeting.

We believe that it is important that Directors' interests are aligned with those of shareholders. AMP's Constitution requires all Directors to hold at least 2,000 AMP shares.

Retirement and re-election of Directors
AMP's Constitution requires that one-third of the Directors must retire from office at each Annual General Meeting. Each Director (other than the Managing Director) must, in any event, retire from office at the third Annual General Meeting after they were last elected. In either case, the retiring Directors may offer themselves for re-election.

In February 2003, the Board agreed that the term of Directors will generally be no longer than nine years. Any non-executive Director remaining on the Board after nine years will be subject to annual re-election by shareholders.

Conflicts of interest
The Board has agreed policies and procedures in the event that actual or potential conflicts arise between the interests of a Director and those of AMP. Generally, this means that the Director will disclose their interest and, if appropriate, will not take part in any discussions or vote on that matter.

The Directors have the right to seek independent professional advice, at AMP's expense, to help them carry out their responsibilities.

Board Committees
The Board currently has five standing Board Committees. Each Committee's powers and responsibilities are set out in their individual terms of reference, as approved by the Board. Other Committees may be established from time to time to consider matters of particular importance. Committee members are chosen for the skills, experience and other qualities they bring to the

Committee. Three of the five standing Committees are composed of only independent non-executive Directors: the Board Audit and Compliance Committee, the Board Nomination Committee and the Board Remuneration Committee.

Each of the five standing Committees meets at least quarterly to consider and make recommendations on matters delegated to them by the Board. Committee Chairmen give verbal reports to the Board as soon as possible after each Committee meeting and Committee meeting minutes are received by the full Board.

Board Audit and Compliance Committee
The Board Audit and Compliance Committee assists the Board to discharge its corporate governance responsibilities, including: the business's relationship with, and the independence of, the external auditor; the reliability and appropriateness of the disclosure of the financial statements and external financial communications; and the maintenance of an effective business risk management framework including compliance and internal controls and monitoring of the internal audit function.
Chairman – Richard Grellman

Board Finance Committee
The Board Finance Committee sets policy for the company in relation to various finance and investment activities and oversees the implementation of that policy.
Chairman – Lord Killearn

Board Governance Committee
The Board Governance Committee considers corporate governance matters across AMP, including AMP's stakeholder responsibility policies, and governance issues referred by the Board and Chairman from time to time.
Chairman – Paul Mazoudier

Board Nomination Committee
The Board Nomination Committee supports and advises the Board on composition and succession planning for the Board and on the remuneration of the non-executive Directors. It is also responsible for the processes involved in reviewing the Board's performance, for new Directors' orientation and education and the ongoing development of all Directors.
Chairman – Peter Willcox

Board Remuneration Committee
The Board Remuneration Committee serves as an advisory Committee to the Board providing advice relating to the effectiveness, integrity and legal compliance of AMP's remuneration programmes (including share, option and performance right plans), protocols and practices. The Committee engages independent remuneration consultants where appropriate. Key responsibilities include annually reviewing and recommending to the Board the total remuneration package of the Managing Director and CEO.
Chairman – Sir Malcolm Bates

Auditor independence
Best practice in financial and audit governance is evolving rapidly and the independence of the external auditor is particularly important to shareholders and the Board. To ensure that AMP's practices are up to date, the Board has adopted a Charter of Audit Independence which is reviewed regularly in line with emerging practices domestically and internationally.

The key points covered by the Charter include:
- rotation of the senior audit partner every five years;
- annual confirmation by the auditor that it has satisfied all professional regulations relating to auditor independence;
- quarterly reporting to the Board Audit and Compliance Committee on the levels of audit and non-audit fees; and
- specific exclusion of the audit firm from work which may give rise to a conflict or a perceived conflict.

Compliance
We continually monitor and assess our compliance with laws, regulations and prudential requirements across all geographic locations. With the pace of legislative and regulatory change, we have dedicated compliance teams within each business area working to adapt our practices to meet these new requirements.

A new Risk and Regulatory Affairs role was recently established to coordinate compliance and risk management practices across our businesses, as well as oversee AMP's relationships with regulators.

The Board receives regular updates on compliance issues through the Board Audit and Compliance Committee.

Code of Conduct
AMP conducts its business with the highest standards of personal and corporate integrity. We have adopted a Code of Conduct outlining the standards of personal and corporate behaviour which Directors and employees observe.

Trading in securities
AMP's Employee Share Trading Policy requires that Directors and employees do not trade in AMP securities, or in other entities' securities, whilst in the possession of inside information.

Directors, executives and certain senior employees are only permitted to deal in AMP securities within specified 'trading windows'. The trading windows correspond to the 30-day period beginning on the second day after the release of AMP's half-year results and yearly results, its Annual General Meeting or the issue of an AMP prospectus offering securities. A further trading window is available in relation to employee applications under employee share ownership plans during the first 10 business days in December each year.

Communication with stakeholders
AMP is committed to increasing the transparency and quality of its communication so that we are regarded as outstanding corporate citizens. AMP's approach to communicating with shareholders and financial markets is set out in AMP's Market Disclosure Policy which is on AMP's website www.ampgroup.com

Information is communicated to shareholders through the distribution of the Annual Report, newsletters to shareholders following the release of the half-year and yearly results and whenever there are other significant developments to report. All significant information is posted on AMP's website www.ampgroup.com/shareholdercentre as soon as it is disclosed to the ASX.

Consolidated statement of financial performance

Discussion and analysis
for the year ended 31 December 2002

Basis of consolidated financial information
Revenues and expenses, net profit (loss) from ordinary activities before income tax, income tax, all include consolidated amounts of shareholder interests and also the non-shareholder interests of all life funds, comprising the:
- ▷ Australasian and UK policyholders funds
- ▷ 'Unattributed life funds'.

Revenue and expense transactions relating to the life funds are substantial. Policyholders' interests in the revenue and expense transactions for the year are attributed to them as 'Movement in life insurance policy liabilities' which is deducted in arriving at the net profit or loss from ordinary activities before income tax.

Unattributed life funds relates to the with-profits business of UK life funds. These funds are not attributable to either shareholders or policyholders. The revenue and expenses generated by the with-profits business are included within net profit (loss) from ordinary activities. The unattributed interests are recognised as 'Movement in unattributed life funds' which is then removed in arriving at the net profit or loss attributable to shareholders.

The net loss after tax attributable to the shareholders of AMP Limited is $896 million (2001: profit of $690 million).

Premium and related revenue
Premium revenue of $3,388 million has fallen from $4,454 million in 2001. As shown in Note 3, life insurance premiums have decreased in 2002, reflecting the reduction in volumes of mature business. General insurance premiums in 2002 relate to the remaining corporate insurance, mortgage insurance, and reinsurance operations. 2001 premium income includes six months of premiums on the general insurance businesses sold on 30 June 2001.

Investment gains (losses)
Investment gains and losses comprise the net gains and losses on all investments held by the Group, including all the net gains and losses of the life funds.

Losses in 2002 of $7,787 million are higher than 2001 (loss of $1,605 million) reflecting:
- ▷ Weaker global equity markets generating realised and unrealised losses on investments
- ▷ Asset writedowns in 2002 of $1,040 million in the value of AMP's businesses, reflecting the poor operating environment affecting UK life companies and the results of a strategic review across the Group. *(A writedown of $121 million of goodwill to recoverable amount and $66 million in operating expenses bring the total asset writedowns amount to $1,227 million.)*
- ▷ $366 million proceeds (net of sale costs) from the sale of Cogent.

Claims expenses
Claims expense in 2002 fell to $6,409 million from $7,843 million in 2001. As shown in Note 4, the fall in life insurance claims reflects a decline in mature business and a reduction in bonuses. Withdrawals increased overall in 2002 reflecting market sentiment. General Insurance claims fell reflecting the divestment of that business at 30 June 2001.

Movement in life insurance policy liabilities
Movement in life insurance policy liabilities includes increases (or reductions) in benefits vested to policyholders on all types of life insurance business. For Australasia, in accordance with Accounting Standard AASB 1038: 'Life Insurance Business', the movement also includes increases (or reductions) in unvested benefits in respect of participating business.

The movement for 2002 is $12,440 million (2001: $7,947 million) being a net reduction in the liability to policyholders. This is largely due to the reduced obligations to policyholders with investment linked and participating life insurance policies as a result of investment losses in the year.

Operating expenses
Operating expenses include a restructuring provision of $489 million ($344 million after tax) as part of the cost of implementing the strategic reform initiatives. This was partially offset by expense savings during the year.

Borrowing costs
Borrowing costs in 2002 of $821 million (2001: $894 million) have reduced due to:
- ▷ Lower prevailing interest rates in both Australia and the UK
- ▷ A change in the borrowings mix.

Income tax (expense) credit
An income tax credit of $801 million in 2002 (2001: $397 million) arises on the loss for the year and includes the taxation impact on both shareholder interests and the non-shareholder interests of all life funds.

The income tax credit reflects the investment losses made during the year, resulting in a reduction in deferred income tax as unrealised investment gains recorded in previous years were reversed in 2002.

Other equity interests
Unattributed life funds
The movement for the year reflects:
- ▷ Investment losses on unattributed life funds
- ▷ Utilisation of the unattributed life funds to support bonus distributions to UK policyholders – refer Note 6.

AMP Reset Preferred Securities Trust
The AMP Reset Preferred Securities Trust is a controlled entity of the Group, and as such the profit of the Trust for the period is included in the consolidated net profit (loss) from ordinary activities after income tax. The profit of the Trust attributable to external unitholders ($19 million) is reflected as an outside equity interest.

Consolidated statement of financial performance
for the year ended 31 December 2002

	NOTE	2002 A$ MILLION	2001 A$ MILLION
Revenues and expenses of policyholder, shareholder and unattributed life funds			
Premium and related revenue	3	**3,388**	4,454
Fee and other revenue	3	**1,473**	1,809
Investment gains (losses)	3	**(7,787)**	(1,605)
Claims and related expenses	4	**(6,409)**	(7,843)
Movement in life insurance policy liabilities		**12,440**	7,947
Operating expenses	4	**(4,708)**	(4,455)
Borrowing costs		**(821)**	(894)
Profit (loss) from ordinary activities before income tax		**(2,424)**	(587)
Income tax (expense) credit		**801**	397
Net profit (loss) from ordinary activities after income tax		**(1,623)**	(190)
Remove net profit or loss from ordinary activities after tax not attributable to shareholders			
Movement in unattributed life funds	6	**749**	940
Outside equity interests			
– AMP Reset Preferred Securities Trust		**(19)**	–
– other controlled entities		**(3)**	(60)
Net profit (loss) after tax attributable to shareholders of AMP Limited		**(896)**	690
Net exchange difference on translating self-sustaining foreign operations		**48**	211
Total changes in equity other than those resulting from transactions with owners as owners		**(848)**	901

	2002 A$ CENTS PER SHARE	2001 A$ CENTS PER SHARE
Basic earnings per ordinary share	**(78.8)**	62.1
Diluted earnings per ordinary share	**(78.8)**	61.6
Proposed and paid dividends per share	**46.0**	51.0

Consolidated statement of financial position

Discussion and analysis
as at 31 December 2002

Basis of consolidated financial information
Assets and liabilities include consolidated amounts of shareholder interests and also the non-shareholder interests of all life funds, comprising the:
> Australasian and UK policyholders funds
> 'Unattributed life funds'.

The majority of the consolidated investment assets relate to the life funds, mainly backing policy liabilities. Policyholders' interests are recognised as life insurance policy liabilities and are determined in accordance with accounting and actuarial standards.

Unattributed life funds relates to the with-profits business of UK life funds. These funds are not deemed to be attributable to either shareholders or policyholders. The assets and liabilities of the with-profits business are included within net assets. After removing the unattributed life funds and the outside equity interests, the total equity attributable to shareholders of AMP Limited is $8,533 million (2001: $9,520 million).

Cash at bank and on deposit
The increase in cash at bank relates to a number of investing and funding strategies including the divestment of equities and properties and the issue of AMP Reset Preferred Securities. Details of the components of cash and related items are shown in the Statement of Cash Flows.

Investments
Equity securities of $54,431 million (2001: $71,772 million) have reduced significantly due to:
> A move from equities into debt securities and cash
> A decline in the market value of equities remaining in the portfolio.

Intangible assets
Intangible assets amounting to $945 million (2001: $866 million) consist of historic cost goodwill. Following a review of the Group's operations, structure and ongoing strategy:
> NPI Limited moved into a historical cost environment, resulting in $223 million being transferred from the excess of market value over net assets of controlled entities to goodwill
> There was a writedown of $121 million of goodwill to recoverable amount.

Amortisation of goodwill for the year was $54 million (2001: $55 million).

Excess of market value over net assets
Excess of market value over the net assets of controlled entities (EMVONA) amounting to $1,825 million (2001: $2,926 million) relates to those investments which are held by life entities in the AMP Group. The EMVONA of controlled entities represents future benefits expected to be derived from the business which are not reflected in the book values of underlying assets and liabilities of the entities. Investments held by life entities are carried at market value and any changes in market value are included in consolidated investment gains (losses). Accounting standards do not require the excess to be amortised.

$908 million was written off EMVONA following a review of the market value of controlled entities as at 31 December 2002.

Deferred tax liabilities
The decrease in deferred tax liabilities is mainly due to the reversal of deferred tax on previous unrealised investment gains following a reduction in investment values in 2002.

Borrowings and subordinated debt
The overall level of borrowings in the Group reduced marginally to $10,329 million (2001: $10,668 million). There was a reduction in corporate borrowings during the year which was largely offset by increased operational borrowings. Subordinated debt remained substantially unchanged.

Life insurance policy liabilities
Life insurance policy liabilities are calculated in accordance with the principles of Margin on Services as prescribed by Australian Accounting Standard AASB 1038 and Actuarial Standard 1.03, a standard issued under the Australian Life Insurance Act 1995.

The movement in life insurance policy liabilities reflects the underlying performance of investment markets, particularly in the UK. The movement for 2002 being a net reduction in the liability to policyholders to $116,245 million (2001: $128,913 million). This is largely due to the reduced obligations to policyholders with investment linked and participating life insurance policies as a result of investment losses in the year.

Equity attributable to shareholders
Contributed equity of $5,001 million (2001: $4,613 million) increased by $388 million including $381 million from shares issued under the Dividend Reinvestment Plan, and $51 million from shares issued under employee share and option plans, offset by $44 million share buy back.

Shareholders retained profits at the end of the year of $2,661 million ($4,084 million) fell by $1,423 million reflecting loss for the year and $527 million dividends paid and proposed.

Other equity interests
Unattributed life funds
For those UK life funds which include participating business, 90% of the assets in excess of policy and other liabilities are neither attributable to shareholders nor policyholders as discussed in Note 6 – Unattributed life funds. These assets amount to $5,494 million (2001: $6,232 million).

AMP Reset Preferred Securities Trust
The AMP Reset Preferred Securities Trust is a controlled entity of the Group, and as such the net assets of the Trust are included in the consolidated net assets. The equity and retained profits of the Trusts held by external unitholders ($1,141 million) is reflected as an outside equity interest.

Consolidated statement of financial position
as at 31 December 2002

	NOTE	2002 A$ MILLION	2001 A$ MILLION
Assets			
Cash at bank and on deposit		**11,358**	8,485
Receivables		**5,823**	6,484
Equity securities		**54,431**	71,772
Debt securities		**64,549**	61,064
Property		**16,009**	18,072
Other investments		**1,887**	1,186
Operating assets		**221**	277
Deferred tax assets		**393**	367
Other assets		**530**	591
Intangible assets		**945**	866
Excess of market value over net assets of controlled entities		**1,825**	2,926
Total assets		**157,971**	172,090
Liabilities			
Payables		**4,421**	4,364
Current tax liabilities		**264**	166
Unearned premiums		**76**	108
Outstanding claims		**3,129**	3,772
Provisions		**2,321**	2,572
Deferred tax liabilities		**711**	1,666
Borrowings		**10,329**	10,668
Life insurance policy liabilities		**116,245**	128,913
Subordinated debt		**2,552**	2,544
Total liabilities		**140,048**	154,773
Net assets		**17,923**	17,317
Equity attributable to shareholders			
Contributed equity		**5,001**	4,613
Capital reserve		**510**	510
Foreign currency translation reserve		**361**	313
Shareholders' retained profits		**2,661**	4,084
Total equity attributable to shareholders		**8,533**	9,520
Other equity			
Unattributed life funds	6	**5,494**	6,232
Outside equity interests – AMP Reset Preferred Securities Trust		**1,141**	–
– other controlled entities		**2,755**	1,565
Total other equity		**9,390**	7,797
Total equity		**17,923**	17,317

Consolidated statement of cash flows

Discussion and analysis
for the year ended 31 December 2002

Basis of consolidated cash flow information
The operating and the majority of the investing cash flows presented in the AMP Group statement of cash flows include cash flows relating to shareholders and also the interests of all life funds, comprising the:
- Australasian and UK policyholders funds
- 'Unattributed life funds'.

Cash flows from operating activities
- Net cash outflows from operating activities of $1,650 million (2001: $944 million) reflect the decrease in interest and dividends received, especially in the life funds
- Cash receipts and cash payments were both considerably lower in 2002 reflecting the disposal of various controlled entities during 2001, including the general insurance business, and other life funds' controlled entity investments.

Cash flows from investing activities
There was a net cash inflow from investing activities reflecting investment and funding strategies adopted during the year in both shareholders' capital and life funds assets.

Cash flows from financing activities
Cash outflows from financing activities were $650 million (2001: $1,390 million outflow) principally reflecting:
- Net repayments of borrowings $274 million (2001: $1,252 million)
- Dividends paid $205 million (2001: $381 million)
- Proceeds from the issue of units in the AMP Reset Preferred Securities Trust, net of issue costs – $1,122 million
- Cash proceeds for the issue of shares were minimal due to the share buy back offsetting the majority of cash received from new issues, and the large uptake under the Dividend Reinvestment Plan (DRP) including the arrangement whereby the Plan is underwritten until the interim dividend 2003, expected to be paid October 2003.

	2002 A$ MILLION	2001 A$ MILLION
Cash comprises:		
Cash on hand	**1,321**	881
Cash on deposit	**10,037**	7,604
Deposits in	**(2,500)**	(2,107)
Bank overdrafts	**(84)**	(50)
Short-term bills and notes (included in investments)	**4,295**	2,987
Balance at the end of the year	**13,069**	9,315

Consolidated statement of cash flows
for the year ended 31 December 2002

	2002 A$ MILLION	2001 A$ MILLION
Cash flows from operating activities		
Cash receipts in the course of operations	**17,644**	21,521
Interest and other items of a similar nature received	**3,248**	4,065
Dividends received	**1,300**	1,505
Cash payments in the course of operations	**(23,038)**	(26,587)
Borrowing costs	**(766)**	(807)
Income tax paid	**(38)**	(641)
	(1,650)	(944)
Cash flows from shareholder and policyholder investing activities		
Proceeds from sale of properties	**2,781**	3,824
Proceeds from sale of equities	**28,213**	18,453
Proceeds from sale of units in unit trusts	**3,319**	4,453
Proceeds from sale of interest-bearing securities	**86,442**	116,095
Proceeds from repayment of loans	**3,984**	4,725
Proceeds from sale of other investments	**1,441**	2,863
Payments to acquire properties	**(784)**	(2,504)
Payments to acquire equities	**(22,048)**	(16,915)
Payments to acquire units in unit trusts[1]	**(6,601)**	(6,655)
Payments to acquire interest-bearing securities	**(86,128)**	(110,980)
Loans granted	**(4,575)**	(4,886)
Payments to acquire other investments	**(1,715)**	(2,804)
	4,329	5,669
Cash flows from operating activities and shareholder and policyholder investing activities	**2,679**	4,725
Cash flows from corporate investing activities		
Proceeds from sale of controlled entities – Cogent (2001: sale of Australasian General Insurance business) (net of cash disposed)	**261**	1,021
Proceeds from sale of other controlled and associated entities (net of cash disposed)	**316**	250
Payments to acquire controlled entities – 2001: Towry Law (net of cash acquired)	**–**	(209)
Payments to acquire other controlled and associated entities (net of cash acquired)	**(294)**	(156)
Cash flows from (used in) corporate investing activities	**283**	906
Cash flows from financing activities		
Proceeds from borrowings	**3,262**	6,434
Proceeds from the issue of shares (net of buy back)	**7**	243
Proceeds from the issue of AMP Reset Preferred Securities	**1,122**	–
Repayment of borrowings	**(3,536)**	(7,686)
Dividends paid	**(205)**	(381)
Cash flows from (used in) financing activities	**650**	(1,390)
Net increase (decrease) in cash	**3,612**	4,241
Balance at the beginning of the year	**9,315**	4,732
Effect of exchange rate changes on cash balances	**142**	342
Balance at the end of the year	**13,069**	9,315

Note:
1. Includes payments to acquire units which result in AMP holding a controlling interest in unit trusts. The majority of the underlying assets of those trusts comprise investment assets. The amounts are net of cash acquired.

Notes to the financial statements

for the year ended 31 December 2002

1. Basis of preparation of the Concise Financial Report

The Concise Financial Report has been prepared in accordance with the requirements of the Corporations Act 2001 and Accounting Standard AASB 1039: 'Concise Financial Reports' and applicable Australian Securities and Investments Commission Orders.

The AMP Group consists of AMP Limited (AMP) and its controlled entities including life insurance funds of those controlled entities. As a result, both shareholder and policyholder interests in the life insurance funds of controlled entities are consolidated.

AMP prepares the consolidated financial statements on the basis of market value and historic cost generally accepted accounting principles. Insurance entities, which represent the material operations of the AMP Group, adopt the principles of market value accounting whereby changes in market value of assets and liabilities during the year are recognised in the statement of financial performance.

Comparative information
Where necessary, comparative information has been reclassified to be consistent in disclosure with current period amounts and other disclosures.

Changes in accounting policies
Accounting policies in this Financial Report are consistent with those of the previous year except where noted.

2. Segment information – 2002

	AUSTRALIAN FINANCIAL SERVICES 2002 A$ MILLION	UK FINANCIAL SERVICES 2002 A$ MILLION	HENDERSON GLOBAL INVESTORS 2002 A$ MILLION	AMP BANKING 2002 A$ MILLION	GENERAL INSURANCE 2002 A$ MILLION	OTHER 2002 A$ MILLION	ELIMINATIONS 2002 A$ MILLION	TOTAL 2002 A$ MILLION
Business segments								
External revenue	(236)	(4,802)	822	591	443	256	–	(2,926)
Inter-segment revenue	128	42	291	1	21	–	(483)	–
Total revenue from ordinary activities[1,2]	(108)	(4,760)	1,113	592	464	256	(483)	(2,926)
Profit (loss) from ordinary activities before income tax	25	(2,064)	308	(40)	(18)	(589)	(46)	(2,424)
Income tax (expense) credit	212	596	(97)	9	1	80	–	801
Net profit (loss) from ordinary activities after income tax	237	(1,468)	211	(31)	(17)	(509)	(46)	(1,623)
Other equity interests	(8)	754	–	–	–	(19)	–	727
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	229	(714)	211	(31)	(17)	(528)	(46)	(896)
Total assets	54,589	88,612	2,377	7,836	3,945	1,946	(1,334)	157,971
Total liabilities	48,719	75,142	645	7,771	2,929	6,629	(1,787)	140,048
Depreciation	27	40	3	–	–	17	–	87
Amortisation	–	9	7	–	–	38	–	54
Other non cash expenses[3]	(3,037)	(9,398)	1	11	11	(1)	–	(12,413)
Assets acquired during the year	31	23	2	4	–	11	–	71

	AUSTRALASIA 2002 A$ MILLION	UNITED KINGDOM 2002 A$ MILLION	OTHER 2002 A$ MILLION	ELIMINATIONS 2002 A$ MILLION	TOTAL 2002 A$ MILLION
Geographic segments					
Revenue from external sales	1,130	(4,024)	(32)	–	(2,926)
Total assets	69,686	91,414	4,238	(7,367)	157,971
Assets acquired during the year	37	23	11	–	71

Notes:
1. Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 3.
2. Segment revenue includes operating revenue activity between segments. These transactions are priced on an arm's length basis and are eliminated on consolidation.
3. The main item included as other non-cash expenses is movement in policy liabilities which in 2002 is a reduction of liabilities of $12,440 million.

2. Segment information continued – **2001**

	AUSTRALIAN FINANCIAL SERVICES 2001 A$ MILLION	UK FINANCIAL SERVICES 2001 A$ MILLION	HENDERSON GLOBAL INVESTORS 2001 A$ MILLION	AMP BANKING 2001 A$ MILLION	GENERAL INSURANCE 2001 A$ MILLION	OTHER 2001 A$ MILLION	ELIMINATIONS 2001 A$ MILLION	TOTAL 2001 A$ MILLION
Business segments								
External revenue	3,554	(2,440)	842	532	1,731	439	–	4,658
Inter-segment revenue	191	45	266	5	12	–	(519)	–
Total revenue from ordinary activities[1,2]	3,745	(2,395)	1,108	537	1,743	439	(519)	4,658
Profit (loss) from ordinary activities before income tax	561	(1,048)	314	(30)	173	(476)	(81)	(587)
Income tax (expense) credit	7	371	(91)	17	(9)	102	–	397
Net profit (loss) from ordinary activities after income tax	568	(677)	223	(13)	164	(374)	(81)	(190)
Other equity interests	(62)	942	–	–	–	–	–	880
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	506	265	223	(13)	164	(374)	(81)	690
Total assets	57,477	99,133	2,625	7,392	4,798	2,171	(1,506)	172,090
Total liabilities	52,071	86,826	670	7,384	3,865	6,731	(2,774)	154,773
Depreciation	12	46	3	2	1	7	–	71
Amortisation	–	10	7	–	–	38	–	55
Other non cash expenses[3]	280	(8,228)	–	12	17	–	–	(7,919)
Assets acquired during the year	84	145	2	4	–	10	–	245

	AUSTRALASIA 2001 A$ MILLION	UNITED KINGDOM 2001 A$ MILLION	OTHER 2001 A$ MILLION	ELIMINATIONS 2001 A$ MILLION	TOTAL 2001 A$ MILLION
Geographic segments					
Revenue from external sales	5,651	(1,433)	440	–	4,658
Total assets	73,045	102,015	3,662	(6,632)	172,090
Assets acquired during the year	97	146	2	–	245

Notes:
1. Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 3.
2. Segment revenue includes operating revenue activity between segments. These transactions are priced on an arm's length basis and are eliminated on consolidation.
3. The main item included as other non-cash expenses is movement in policy liabilities which is an overall reduction of liabilities of $7,947 million, mainly in UK Financial Services.

Business and geographic segment information

Australian Financial Services (AFS) – Australian Financial Services provides financial planning, investment services, superannuation and life insurance products in Australia and New Zealand.

UK Financial Services (UKFS) – UK Financial Services provides savings, investment, insurance, retirement products and financial planning services.

Henderson Global Investors (HGI) – Henderson Global Investors provide investment management services including private capital and property portfolios and socially responsible investments.

AMP Banking – AMP Banking provides mortgage and savings products and credit card services in Australia, New Zealand and the UK and property finance services in Australia and New Zealand. The credit card portfolio was sold on 23 December 2002 and a structured sale process is currently underway for AMP Banking's property finance business in Australia and New Zealand and the UK and New Zealand mortgage businesses.

General Insurance – comprises corporate insurance operations, mortgage insurance operations and reinsurance operations. In 2001 the amount includes the general insurance business which was sold in July 2001.

Other – includes the provision of support services to the business units, corporate funding, investment of shareholder capital not allocated to reportable segments as well as non core businesses previously reported as part of AMP International, but which are no longer reportable segments. In 2002, other includes proceeds from the sale of Cogent of $366 million (net of sale costs).

Notes to the financial statements continued
for the year ended 31 December 2002

3. Revenues from ordinary activities

	2002 A$ MILLION	2001 A$ MILLION
(a) Premium and related revenue		
Life insurance premium and related revenue received and receivable	16,260	16,694
Less: deposits recognised as an increase in life insurance policy liabilities	(13,379)	(13,649)
Life insurance premium and related revenue – recognised as revenue	2,881	3,045
General insurance premium and related revenue received and receivable[1]	507	1,409
Total premium and related revenue[1]	3,388	4,454
(b) Fee and other revenue		
Banking business fees	40	20
Investment management fees	740	720
Service fees	151	420
Financial advisory fees	44	39
Other revenue[2]	498	610
Total fee and other revenue	1,473	1,809
(c) Investment gains (losses)		
Interest		
– Wholly owned group – controlled entities	–	–
– Other related parties – associated entities	17	29
– Other entities	3,785	4,026
Dividends and distributions		
– Wholly owned group – controlled entities	–	–
– Other related parties – associated entities	186	158
– Other entities	1,859	1,889
Net rents	903	895
Net realised and unrealised gains (losses)[3]	(14,952)	(8,773)
Other investment income	415	171
Total investment gains (losses)	(7,787)	(1,605)

Notes:
1. In 2001, an amount of $299 million has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).
2. Other revenue includes the operating revenue of investment controlled entities providing various non financial services such as mining, farming and retailing.
3. Net realised and unrealised gains (losses) includes:
   2002: (i) $1,040 million writedown of the carrying value of investments to market value (total $1,227 million including $121 million writedown of goodwill to recoverable amount and $66 million of operating expenses); and
   (ii) $366 million proceeds (net of sale costs) from the sale of Cogent. After taking into account the carrying value of the assets sold, and expenses incurred in the disposal and separation of the business, the profit on sale after tax is $204 million.
   2001: (i) $1,362 million proceeds (net of sale costs) from the sale of the General Insurance business. After taking into account the carrying value of the assets sold, and expenses incurred in the disposal and separation of the business, the profit on sale after tax is Nil.

4. Expenses from ordinary activities

	2002 A$ MILLION	2001 A$ MILLION
(a) Claims expense		
Life insurance claims paid and payable	**(20,259)**	(18,539)
Less: withdrawals recognised as a reduction in life insurance policy liabilities[1]	**14,296**	12,118
Life insurance claims recognised as expense[1]	**(5,963)**	(6,421)
General insurance claims and related expenses paid and payable[2]	**(446)**	(1,422)
Total claims and related expenses	**(6,409)**	(7,843)
(b) Operating expenses		
Advertising and marketing	**(99)**	(120)
Amortisation of goodwill	**(54)**	(55)
Writedown of goodwill	**(121)**	–
Bad and doubtful debts expense	**(27)**	(32)
Fee expense on banking business	**(35)**	(39)
Information technology and communication	**(424)**	(448)
External investment management fees	**(139)**	(137)
Occupancy and property maintenance[3]	**(418)**	(194)
Professional fees[3]	**(242)**	(176)
Staff and related expenses[3]	**(2,238)**	(2,192)
Travel and entertainment	**(107)**	(122)
Other operating expenses[3,4]	**(804)**	(940)
Total operating expenses	**(4,708)**	(4,455)
(c) Specific expenses included within the above categories:		
Rental – operating leases	**(18)**	(47)
Superannuation contributions to defined benefits funds	**(4)**	2
Net foreign currency (losses) gains	**23**	(1)
Depreciation expense	**(87)**	(71)

Notes:
1. In 2001, an amount of $1,698 million has been reclassified and is now treated as withdrawals recognised as a reduction in life insurance policy liabilities to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).
2. In 2001, an amount of $299 million has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).
3. Operating expenses in 2002 includes $489 million of restructuring costs before tax ($344 million after tax). The major areas of restructuring include redundancies, the consolidation of operating sites, rationalisation of computer systems and elimination of duplication across the management and support functions.
4. Other operating expenses includes the operating expenses of investment controlled entities providing various non financial services such as mining, farming and retailing.

Notes to the financial statements continued
for the year ended 31 December 2002

5. Dividends paid and proposed

	2002 A$ MILLION	2001 A$ MILLION
Dividends paid	**295**	280
Dividends proposed	**232**	293
Total dividends paid and proposed	**527**	573

In 2002 a partly franked (to 15%) dividend of 26 cents per ordinary share was paid on 29 October 2002. A dividend of 20 cents per ordinary share, franked to 15%, is proposed to be paid on 28 April 2003.

In 2001 a partly franked (to 15%) dividend of 25 cents per ordinary share was paid on 25 October 2001. A dividend of 26 cents per ordinary share, franked to 15%, was paid on 23 April 2002.

6. Unattributed life funds

For those UK life insurance funds which include participating business, only 10% of the assets in excess of the policy and other liabilities calculated under MoS, ie $610 million (2001: $692 million) can, in the context of the UK regulatory environment, be definitively attributed to shareholders. The remaining 90%, ie $5,494 million (2001: $6,232 million) is deemed to be equity which is not specifically attributable to shareholders' or policyholders' interests, and is referred to in these financial statements as unattributed life funds.

In recent years, bonus distributions to UK with-profit policyholders have exceeded the level supported by actual experience, because of the need to support bonuses in a way that is consistent with the reasonable expectations of policyholders. The balance of the cost of bonus distributions has been met from the unattributed life funds. The need to support bonus levels is expected to continue in the medium term, consistent with accepted UK industry practice. In the absence of a significant recovery in equity markets, it is now likely that a significant proportion of the unattributed life funds will be utilised in this way.

The following table shows the movements in unattributed life funds for the period.

The impact of exchange rate movements is accounted for through the foreign currency translation reserve, and not through the statement of financial performance.

	2002 A$ MILLION	2001 A$ MILLION
(a) Unattributed life funds		
Balance at the beginning of the year	**6,232**	6,802
Movement in accumulated unattributed life funds for the period	**(749)**	(940)
Effect of exchange rate changes on translation	**11**	370
Balance at the end of the year	**5,494**	6,232
(b) Movement in unattributed life funds for the period		
Profit of the participating businesses UK life funds	**812**	1,541
Less: amount attributed to shareholders	**(76)**	(166)
	736	1,375
Less: bonuses credited to participating policy holders	**(944)**	(1,842)
Bonus subsidy from accumulated unattributed life funds	**(208)**	(467)
Investment losses on accumulated unattributed life funds	**(541)**	(473)
Movement in unattributed life funds for the period	**(749)**	(940)

7. Remuneration of Directors and executives

(a) Directors

Fees paid to members of the Board are based on advice from the Group's remuneration specialists and external remuneration advisers appointed by the Board Nomination Committee. This advice takes into consideration the level of fees paid to Board members of other Australian corporations, the size, geographic locations and complexity of the Group's operations and the responsibilities and workload requirements of Board members.

Directors are paid a base fee in relation to service on the AMP Limited Board and for membership of one or more of its standing committees. Additional fees are paid to the Chair of each of the Board Audit and Compliance, Finance, Governance and Remuneration Committees. Mr Wallis' fees as Chairman of the Board are inclusive of his role as Chairman of the Board Nomination Committee. Individual Directors are paid fees for additional duties associated with membership of Due Diligence Committees of major projects (or other special purpose committees) on a per diem basis.

The Board Governance Committee has oversight of the fees paid to non-executive Directors of subsidiary companies of the AMP Group. For fees paid to Directors in the UK, the Committee receives advice on the appropriate level of Directors' fees for that market.

As the focus of the Board is on the long-term direction and well-being of the Group, there is no direct link between Directors' remuneration and the short-term results of the Group. However, its long-term performance relative to other large corporations is considered, among other factors, in setting the fee pool which is periodically proposed to shareholders at Annual General Meetings for approval. The current aggregate fee pool of A$2,500,000 was approved by shareholders in 1999.

Board fees are not paid to Mr Mohl or Mr Yates since the responsibilities of Board membership are considered in determining remuneration provided as part of their normal employment conditions. Details of remuneration for Mr Mohl and Mr Yates are given later in this note.

Apart from the executive Directors, Mr Mohl and Mr Yates, no current Directors of AMP Limited have been granted options or performance rights. Details of the remuneration of Mr Mohl and Mr Yates are discussed in subsequent pages regarding executive remuneration.

Each of the current non-executive Directors (except Mr Willcox) has a Retirement Allowance Agreement which provides cash benefits in the event of death or retirement from the Board. The retirement allowance is based on a sliding scale that provides a maximum benefit, after 15 years service, of five times the average fees over the three years preceding retirement or death. The Directors have determined that the current Retirement Allowance Agreements may no longer be an appropriate form of remuneration. Consideration is being given to a new long-term equity programme for Directors involving fee sacrifice to replace the current system of cash-based retirement allowances for non-executive Directors. Existing obligations to Directors will be met.

NON-EXECUTIVE DIRECTORS AT 31 DECEMBER 2002[10]	FEES FOR AMP BOARD & COMMITTEES A$	FEES FOR OTHER GROUP BOARDS & COMMITTEES A$	ADDITIONAL BOARD DUTIES[2] A$	SUPER-ANNUATION CONTRIBUTION A$	OTHER PAYMENTS[3] A$	TOTAL A$
S D M Wallis	350,000	–	–	30,566	53,275	433,841
P J Willcox[1]	34,203	–	–	3,503	4,725	42,431
Sir Malcolm Bates	107,500	249,515[4]	7,500	–	5,825	370,340
P A Cross	100,000	25,893[5]	4,500	11,714	5,825	147,932
R J Grellman	112,000	40,000[6]	55,000	18,196	5,825	231,021
Lord Killearn	107,500	138,619[7]	6,000	–	5,825	257,944
P K Mazoudier	107,500	40,000[8]	10,500	14,130	5,825	177,955
I A Renard	100,000	25,000[9]	4,500	11,688	5,825	147,013

Notes:

1. Mr P J Willcox was appointed as a non-executive Director of AMP Limited on 9 September 2002.
2. Includes fees paid for additional duties as a member of Due Diligence Committees relating to capital raising, acquisitions or divestments.
3. Relates to allowances in respect of living away from home costs (S D M Wallis only) and incidental expenses related to the business of the company.
4. Fees of £90,000 were paid to Sir Malcolm Bates as Chairman of AMP's UK Financial Services subsidiaries (A$249,515 is the equivalent based on the average exchange rate for 2002: £1 = A$2.772).
5. Fees were paid to P A Cross as a Director of AMP Bank Limited.
6. Fees were paid to R J Grellman as a Director of AMP Life Limited and Chairman of its Audit and Compliance Committee.
7. Fees of £50,000 were paid to Lord Killearn as Chairman of Henderson Global Investors (Holdings) plc (A$138,619 is the equivalent based on the average exchange rate for 2002: £1 = A$2.772).
8. Fees were paid to P K Mazoudier as a Director of AMP Life Limited and a member of its Audit and Compliance Committee.
9. Fees were paid to I A Renard as a Director of AMP Bank Limited.
10. The accrued retirement benefit entitlements as at 31 December 2002 according to each Director's Retirement Allowance Agreement were: S D M Wallis – A$1,590,972; Sir Malcolm Bates – A$1,118,295; P A Cross – A$153,236; R J Grellman – A$245,204; Lord Killearn – A$363,017; P K Mazoudier – A$207,655 and I A Renard – A$268,921. The entitlements are payable at retirement or on death and are inclusive of any accumulated superannuation guarantee contribution balances. (Notional accruals have been included for Directors with less than three years service. Upon the resignation of P A Cross on 26 February 2003, her entitlement will lapse). Mr Willcox has not entered into a Retirement Allowance Agreement.

Notes to the financial statements continued
for the year ended 31 December 2002

7. Remuneration of Directors and executives continued

(b) Executives

Remuneration for senior executives is determined in accordance with remuneration guidelines established by the Board. Through the Board Remuneration Committee, the Board oversees the remuneration process. The Board approves remuneration for the Chief Executive Officer. All members of the Board Remuneration Committee are non-executive Directors who are not eligible to participate in any of the compensation programmes that the Committee oversees.

Total remuneration package

The overall remuneration mix for each executive is based on a range of factors including the role held within AMP, how critical that area of the business is and local market conditions. This translates into a different remuneration mix for different roles within different areas of AMP. Higher-level roles generally attract higher variable pay.

AMP's total remuneration package for executives (including the Chief Executive Officer) consists of the following components:
(i) Base salary – fixed pay package
(ii) Short-term incentive – variable pay
(iii) Long-term incentive – variable pay
(iv) Non-cash benefits.

Base salary

Base salary is targeted at the median of the market rate for a given position. AMP utilises a range of 80% to 120% of this amount to reflect its assessment of an individual's performance capabilities. It is reviewed each year, but there are no guaranteed increases.

Short-term incentive

Short-term incentive is provided to executives by the Executive Short Term Incentive Programme (ESP) and allows eligible participants the opportunity to earn an annual cash incentive payment, part of which may be taken or, in the case of a small number of executives, is required to be taken, as restricted shares. The ESP provides a competitive opportunity that aims to deliver total annual payment for top performers at the 75th percentile of the market rate for a given position. Eligibility, and the size of the incentive, is based on a combination of quantitative and qualitative performance measures in respect of:
(i) AMP's overall business performance;
(ii) Business Unit performance (where relevant); and
(iii) The individual's performance.

For certain senior executives, a mandatory 30% of ESP incentive payments will be made in restricted shares. This supports AMP's commitment to having executive focus tied closely to shareholder interests. Other participating executives may elect to receive 25% of their ESP payment in the form of restricted shares.

Restricted shares are acquired using pre-tax dollars and are generally held in the Executive Share Ownership Plan for three years. If the executive is still employed at AMP three years after the shares are acquired, AMP will match the shares on a one-for-one basis.

Long-term incentive

The new long-term incentive programme consists of performance rights granted under the International Employee Share Ownership Plan (IESOP), an outline of which is set out in Note 31 of the Full Financial Report.

Additionally, certain executives have received options granted to them prior to the Board Remuneration Committee's decision to award future long term incentives in the form of performance rights. They remain subject to the original terms of grant, including performance and tenure hurdles and exercise price.

Non-cash benefits

These include superannuation contributions and other non cash benefits, such as parental leave, in line with local country legislation and market practice.

In addition, executives may be entitled to participate in the Employee Share Acquisition Plan (ESAP) in Australia and New Zealand, or in the All Employee Share Ownership Plan (AESOP) in the UK, as detailed in Note 31 of the Full Financial Report.

7. Remuneration of Directors and executives continued

EXECUTIVE[6,8]	BASE SALARY A$'000	SHORT TERM INCENTIVE[1] A$'000	SUPER-ANNUATION CONTRIBUTIONS A$'000	PAYMENTS AT CESSATION[2] A$'000	OTHER PAYMENTS[3] A$'000	TOTAL A$'000	PERFORMANCE RIGHTS ALLOCATED[4] NUMBER
A Mohl, Chief Executive Officer (from 7 October 2002; previously Managing Director, AFS)	954	1,024[5]	117	–	–	2,095	292,278[5]
R Yates, Managing Director, Henderson Global Investors[7]	1,525	1,109	610	–	–	3,244	105,060
T Fraser, formerly Managing Director, UKFS[7]	889	–	526	4,684	–	6,099	–
T Wade, formerly Managing Director, AMP International[7]	570	–	60	1,962	685	3,277	–
W Foster, formerly Chief Information Officer[7]	455	–	48	1,735	592	2,830	–
A Jones, formerly General Manager, Corporate Human Resources	441	–	228	1,583	–	2,252	–
G Traill, formerly General Counsel	122	–	13	2,057	–	2,192	–

Notes:

1. Short-term incentive payments are based on individual and business performance for 2002 and are paid in 2003. These executives will take 30% of their actual short term incentive payment in the form of AMP shares under the Restricted Plan. The price at which the shares are acquired by the executives is based on the average market price of the shares at the time they are acquired. The shares are generally subject to restrictions on transfer for three years from the date of allocation. Subject to the terms of the Restricted Plan, each participating executive will also receive for no additional payment one share for every share that is held in the plan if the executive remains employed within the AMP Group until the third anniversary of the date of acquisition of shares under the plan (matching shares).
   The indicative fair value of the matching shares (based on the market price of the shares acquired through application of the actual short term incentive payment) is A$307,200 for Mr Mohl and A$332,686 for Mr Yates.
2. Payments at cessation include statutory and other contractual entitlements and payments made in mitigation of other legal claims following external expert advice.
3. Other payments include expatriate allowances and non-cash benefits (travel, rent etc).
4. The indicative fair values at allocation date of performance rights allocated in 2002 are calculated allowing for loss of dividend rights during the three year performance period, and a probability discount to reflect the applicable performance criteria. On this basis, the value of each of the performance rights allocated at 31 August 2002 (92,278 to Mr Mohl in respect of his role as Managing Director, AFS, and 105,060 to Mr Yates as Managing Director, Henderson Global Investors) is A$7.14, and the value of each of the other 200,000 performance rights allocated to Mr Mohl as at 7 October, 2002 is A$5.86. This amounts to a total value of A$1,830,865 for Mr Mohl and A$750,128 for Mr Yates.
5. Of the performance rights granted to Mr Mohl, 200,000 are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting). The shares taken in respect of A$160,200 of the actual short term incentive payment under the Restricted Plan by Mr Mohl, are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting).
6. Mr Batchelor was the Managing Director and Chief Executive Officer until 23 September 2002. He ceased to be a Director on that date. Mr Batchelor received the following remuneration during 2002:
   (a) Salary of A$1,138,331;
   (b) Statutory entitlements of A$193,772;
   (c) Superannuation contributions of A$119,525; and
   (d) Non-cash benefits with a value of A$66,871.
   As at the date of this report, any further entitlements in connection with Mr Batchelor's cessation of employment are yet to be determined. The Company has committed to announcing details of any such entitlements to the ASX as soon as they are determined.
7. Australian dollar equivalents for that part of remuneration paid to executives in pounds sterling in 2002 are based on the average exchange rate for 2002: £1 = A$2.772 and those paid in 2001 are based on the average exchange rate for 2001: £1= A$2.777.
8. The table details the emoluments of each executive Director and each of the five officers of the company (excluding executive Directors) receiving the highest emoluments during 2002. At the date of this report, the five highest paid officers of the company, determined by base salary, are M de Cure, General Manager, Strategy – A$700,000; C Dunn, Managing Director, AMP Financial Services – A$675,000; J Drabble, Managing Director, UK Contemporary Financial Services – A$550,000; I Laughlin, Managing Director, UK Life Services – A$550,000; P Leaming, Chief Financial Officer – A$650,000. Each of the executives is also entitled to short term incentives, superannuation contributions and long term incentives (in the form of performance rights) and other compensation related to, for example, expatriate and relocation allowances and non-cash benefits.

8. Events occurring after reporting date

At the date of this report, the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

Directors' declaration

for the year ended 31 December 2002

In accordance with a resolution of the Directors of AMP Limited, we state that in the opinion of the Directors:

(a) The Concise Financial Report of the consolidated entity set out on pages 20 to 33 for the year ended 31 December 2002 is in accordance with Accounting Standard AASB 1039: 'Concise Financial Reports'; and

(b) The financial statements and specific disclosures included in this Concise Financial Report have been derived from the Full Financial Report for the year ended 31 December 2002.

On behalf of the Board

Stan Wallis
Chairman

Peter Willcox
Chairman-elect

Andrew Mohl
Managing Director and Chief Executive Officer

Sydney, 26 February 2003

Independent audit report

for the year ended 31 December 2002

To the members of AMP Limited

Scope
We have audited the Concise Financial Report of AMP Limited for the financial year ended 31 December 2002, as set out on pages 20 to 33, in order to express an opinion on it to the members of the company. The company's Directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the Full Financial Report of AMP Limited for the year ended 31 December 2002. Our audit report on the Full Financial Report was signed on 26 February 2003, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the Full Financial Report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the Full Financial Report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Accounting Standard AASB 1039: 'Concise Financial Reports' applicable in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion
In our opinion, the Concise Financial Report of AMP Limited complies with Accounting Standard AASB 1039: 'Concise Financial Reports' applicable in Australia.

Ernst & Young

B J Long
Partner

Sydney, 26 February 2003

Shareholder information

Distribution of shareholdings as at 10 March 2003

CATEGORIES	NUMBER OF HOLDERS	% OF ISSUED CAPITAL
1 – 1,000	821,130	26.65
1,001 – 5,000	136,245	20.85
5,001 – 10,000	4,816	2.85
10,001 – 100,000	1,784	3.29
100,001 and over	190	46.36
Total	964,165	100.00

The number of shareholders holding less than a marketable parcel of 80 ordinary shares is 40,750.

Twenty largest shareholders as at 10 March 2003

		ORDINARY SHARES	% OF ISSUED CAPITAL
1	J P Morgan Nominees Australia Limited	94,069,156	8.11
2	National Nominees Limited	82,894,750	7.15
3	Westpac Custodian Nominees Limited	69,176,879	5.97
4	Citicorp Nominees Pty Limited	54,147,684	4.67
5	RBC Global Services Australia Nominees Pty Limited	33,179,020	2.86
6	Queensland Investment Corporation	28,024,523	2.42
7	AMP Life Limited	19,120,035	1.65
8	Commonwealth Custodial Services Limited	17,566,265	1.52
9	MLC Limited	17,223,756	1.49
10	Cogent Nominees Pty Limited	15,377,493	1.33
11	ANZ Nominees Limited	9,914,312	0.86
12	ING Life Limited	8,703,484	0.75
13	HSBC Custody Nominees (Australia) Limited	6,931,471	0.60
14	Westpac Financial Services Limited	3,440,152	0.30
15	Australian Foundation Investment Company Limited	3,104,000	0.27
16	New Zealand Central Securities Depository Limited	2,886,133	0.25
17	BNP Paribas	2,842,896	0.25
18	Government Superannuation Office	2,613,700	0.23
19	Bond Street Custodians Limited	2,354,755	0.20
20	Victorian Workcover Authority	2,273,892	0.20
Top 20 total		475,844,356	41.04
Total shares		1,159,459,805	100.00

Substantial shareholders
The Company has received no substantial shareholding notices.

Total number of holders of ordinary shares and their voting rights
As at 10 March 2003, the share capital of AMP Limited consisted of 1,159,459,805 ordinary shares held by 964,165 shareholders. The voting rights attaching to the shares are that each registered holder of shares present in person (or by proxy, attorney or representative) at a meeting of shareholders has one vote on a vote taken by a show of hands, and one vote for each fully paid share held on a vote taken on a poll.

Total number of options over unissued shares and option holders
As at 10 March 2003, AMP Limited had on issue 33,847,913 options over unissued ordinary shares in AMP Limited held by 10,706 option holders.

In addition, as at 10 March 2003, there were 11,133 holders of AMP Reset Preferred Securities (RPS), holding a total of 11,500,000 RPS. Each holder of RPS holds one option over the number of ordinary shares into which they would be entitled to convert their RPS pursuant to the RPS terms of issue.

Stock exchange listings
AMP Limited is listed on the Australian Stock Exchange and on the New Zealand Stock Exchange.

Restricted securities
There are no restricted securities on issue.

Buy-back
There is no current on-market buy-back.

For more detailed explanations of financial terms used in AMP's annual reports and investor reports, see our website at www.ampgroup.com/shareholdercentre

Glossary of terms

Assets under management
This is a collective term to describe all the assets that AMP manages on behalf of customers and shareholders, through its funds management company Henderson Global Investors.

These assets include funds invested by Henderson on behalf of its own retail, sub-advisory and institutional clients as well as those funds managed on behalf of Australian Financial Services, UK Life Services and UK Contemporary Financial Services.

Book value
The value of an asset, or liability, as recorded in the company's financial statements.

Controllable costs
These are the business costs considered to be manageable by a business unit or the Group.

They include management and project expenses but exclude variable distribution expenses, investment management fees and interest on corporate debt.

Cost to income ratio
This is a business efficiency ratio that expresses the controllable costs of a business unit or the Group as a percentage of the income of that business unit or the Group.

Technically, it is calculated as controllable costs divided by gross margin (being the net profit before tax plus controllable costs).

Distribution channels
These are the means by which AMP distributes its products and services to customers. Our distribution channels include AMP planners, independent financial advisers, third party distributors, phone centres and websites.

Earnings per share (EPS)
Earnings per share (EPS) is one measure of performance of a publicly listed company.

Basic earnings per share is calculated by dividing the net profit (loss) attributable to ordinary shareholders for a financial year by the weighted average number of shares of the company outstanding during that financial year.

Underlying earnings per share
This is calculated by dividing the underlying profit after tax (before other items) attributable to shareholders for a financial year by the weighted average number of shares of the company outstanding during that financial year.

Employee Benefit Consultants (EBC)
Employee Benefit Consultants (EBC) provide advice to corporations on the design, implementation and administration of employee benefit plans covering issues including the structure and administration of pension schemes.

It is a term more familiar in the UK market than in the Australian or New Zealand markets.

EMVONA (Excess of market value over net assets)
This is an accounting term that describes the difference between the net market value of a controlled entity (owned by a life insurance entity) and the net assets (assets less liabilities) in the controlled entity's own financial report. It is the equivalent of the intangibles, such as goodwill, carried by non-life insurance entities.

It represents part of the future benefits expected to be derived from the business that are not reflected in the book value of the net assets.

FTSE
This is an abbreviation for the Financial Times Stock Exchange index. The FTSE (pronounced Footsie) is the UK equivalent of the US S&P 500 index and the Australian All Ordinaries index.

Goodwill (an intangible asset)
This is an accounting term to describe the premium paid on the acquisition of a business or commercial right in excess of the fair value of tangible net assets acquired. It represents the intangible value of an established reputation of a business.

Mature, or closed, book
This term refers to a book or books of AMP products that are no longer actively sold or that have been closed to new sales while the book runs off – for example, whole-of-life insurance policies and government endowment mortgages.

MoS accounting
Margin on Service or MoS accounting is the required method of financial reporting for all Australian life insurance companies and life insurance subsidiaries. The method is also adopted by AMP in respect of its UK life insurance subsidiaries.

This accounting method recognises that the profit generated by life insurance products materialises over the lifetime of that product, which can be decades.

MoS ensures that this profit emerges on a realistic basis as the service is provided by the life insurer.

This accounting method is set out in Australian Accounting Standard AASB 1038 and Actuarial Standard 1.03, a standard issued under the Australian Life Insurance Act 1995.

A more detailed explanation of MoS accounting is available on the AMP website at www.ampgroup.com/shareholdercentre

MSCI World
A global stock markets index.

Net cashflows
These are product cash inflows from customers and policyholders, minus the outflows to customers and policyholders, from wealth management activities.

Operating margins
Operating margins are the net profit (revenue less costs) from AMP's business operations, excluding the investment income on funds held as capital within those business operations.

Persistency
This is a measure of customer retention.

In technical terms, it is the proportion of assets under management from policies that remain with us each year rather than being paid out (for example, on surrender or maturity).

Performance right
This is a new form of executive remuneration designed to reward long-term performance. It replaces share options.

Each performance right is a contractual right to acquire one AMP share, three years after the date the performance right is granted, as long as certain performance hurdles are met.

Regulatory capital requirements
AMP is required to hold a prudent margin over and above policy liabilities as a buffer against adverse experience and poor investment returns. The minimum level of capital that AMP must hold for this purpose is set by its regulators, including the Australian Prudential Regulatory Authority (APRA), the Australian Securities and Investments Commission (ASIC) and the Financial Services Authority (FSA) in the UK.

Restructuring costs
These are the costs associated with implementing the reform agenda of AMP's new CEO Andrew Mohl. These costs include staff redundancy payments, provisions for onerous contracts, lease payments and professional fees. Also called transformation costs in the Detailed Analysis of Shareholder Profit on page 17.

RPS
AMP's Reset Preferred Securities (RPS) are a form of financial instrument that offer investors a non-cumulative income distribution at a fixed rate until the first reset date in 2007. They were issued by AMP during 2002.

Shareholder capital resources
This is a financial term that covers share capital, reserves and retained profits attributable to ordinary shareholders plus hybrid equity (the RPS) as well as external corporate debt. This is an indication of the financial resources available to the company.

Shareholder returns
Total shareholder return includes capital gains in the stock plus all dividends and capital returns for the period.

Underlying contribution
This is a performance measure that eliminates the volatility inherent in investment market impacts on profit so the underlying trend is clearer.

It excludes the impact of investment market volatility on shareholder capital, as well as the result from asset sales, valuation adjustments, restructuring costs and amortisation of goodwill. It is calculated as total operating margins (which includes business unit operating margins and corporate costs not allocated to the business units) less interest on corporate debt and RPS distribution plus underlying investment income.

Underlying return on equity (ROE)
This is a measure of a company's capital efficiency.

It is calculated as underlying contribution divided by average shareholder equity over the period.

Underlying return on invested capital (ROIC)
This is a financial performance measure AMP uses at both a Group and business unit level:

- ▷ At the AMP Group level, this is calculated as underlying net profit after tax before other items, interest costs and distribution on the RPS divided by the average shareholder capital resources.
- ▷ At the business unit level, it is a similar calculation, with net profit after tax (including underlying investment income) divided by the total capital allocated to that business unit.

Value of new business (VNB)
This is a measure of the ongoing value of business written today by our financial services business units – Australian Financial Services, UK Life Services and UK Contemporary Financial Services.

It is the present value of future profits to shareholders that will be derived from new business written during the period.

A more detailed explanation of the value of new business is available on the AMP website at www.ampgroup.com/shareholdercentre

Wealth management
For AMP, wealth management means assisting customers through planning and advice, and providing savings, investment, protection and selected banking products, to maximise their financial well being.

With-profits products
With-profits is the term used in the UK to refer to what are known in Australia as 'participating' products. The benefits payable under such products include an entitlement to share in the profits or surplus of the business, with the amount of profit or surplus distributed at any particular time being at the company's discretion.

Write-down
This is a reduction in the carrying value of assets on the balance sheet to market value or recoverable amount.

Need help?

Contact the AMP Securities Registry

Australia
AMP Securities Registry
GPO Box 4257, Sydney NSW 1046
Phone 1300 654 442
Fax 1300 301 721

New Zealand
AMP Securities Registry
P O Box 91543, Auckland Mail Centre
Phone 0800 448 062
Fax 09 488 8787

United Kingdom
AMP Securities Registry
PO Box 82, The Pavilions
Bridgwater Road, Bristol BS99 7NH
Phone 0800 783 3315
Fax 0870 703 6119

Other countries
AMP Securities Registry
GPO Box 4257, Sydney NSW 1046
Phone 61 2 8234 5000
Fax 61 2 8234 5002

Email
ampservices@computershare.com.au

Internet
www.ampgroup.com/shareholdercentre

Registered Office of AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
Phone 61 2 9257 5000
Fax 61 2 8275 0199

Board Executive and Company Secretary
Prue Milne

Important dates for shareholders

4 April 2003
Record date for 2002 final dividend

28 April 2003
Payment date for 2002 final dividend

15 May 2003
Annual General Meeting in Sydney

Unless otherwise specified, information in this report is current as at 17 March 2003

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Corporate Office
33 Alfred Street
Sydney NSW 2000
Australia

Corporate Office
86-90 Customhouse Quay
Wellington
New Zealand

Corporate Office
3 Finsbury Avenue
London EC2M 2PA
United Kingdom

www.ampgroup.com